ChevronTexaco

CORP



ARIS
P.E.
12-31-02



Up to the Challenge

2002 Annual Report



TABLE OF CONTENTS

Up to the Challenge 1
Chairman's Letter 8
Upstream 16
Downstream 20
Technology 23
Chemicals 24
Power and Gasification 25
Corporate Social Responsibility 25
Health, Environment and Safety 26
Glossary of Energy and Financial Terms 28
Financial Review 29
Five-Year Financial Summary 76
Five-Year Operating Summary 84
Board of Directors 85
Corporate Officers 86

ChevronTexaco Corporation is one of the world's largest integrated energy companies. We are active in more than 180 countries, and our operations span the spectrum of energy activities, including oil and natural gas exploration and production, and refining, marketing and transportation of petroleum products. We also have significant positions in the petrochemicals and power generation industries and are working to develop and commercialize the next generation of promising energy technologies.





Cover photo: Genesis, the first platform of its kind, floats in more than 2,600 feet (792 meters) of water in the U.S. Gulf of Mexico. Commissioned in 1999, the platform has a cylinder-shaped hull, called a spar, and is designed for 24-hour simultaneous drilling and high-volume production.

This annual report contains forward-looking statements – identified by words like "expects," "intends," "projects," etc. – that reflect management's current estimates and beliefs, but are not guarantees of future results. Please see "Forward-Looking Statements" on Page 47 for a discussion of some of the factors that could cause actual results to differ materially.

Up to the Challenge

Profitably producing the energy that helps power today's world is a tremendous undertaking, and ChevronTexaco is up to the challenge. Determined to improve financial performance in the near term and continue to grow over the longer term, we are taking full advantage of our deeply rooted strengths – from our diverse asset portfolio and solid operational expertise to our pacesetting technology and widely recognized partnership skills. Our No. 1 goal: to provide stockholders with a superior return on their investment.

People Powered



Harnessing the strength of a smart, skilled and dedicated global work force

What does it take to run a company of our size and scale? It takes an exceptional group of people who feel personally accountable for delivering outstanding results – people who embody our values, readily share their knowledge with each other, embrace continual change and quickly identify and adopt the best way to get the job done. From California to Singapore to the Caspian Sea, these qualities describe the more than 53,000 people of ChevronTexaco.

Value Driven



Applying rigor and discipline to deliver the highest return on every dollar invested

We invest billions of dollars a year, and we are making our capital work harder and better than ever. We find and invest in the best growth opportunities worldwide, then strive to execute projects safer, faster and at a lower cost than our competitors. For example, we are using our capabilities in capital stewardship to develop a series of high-impact discoveries in the deep waters of West Africa and the U.S. Gulf of Mexico. These investments are expected to strengthen our financial performance far into the future.

Photo: Drilling riser at the center of the drill ship *Discoverer Deep Seas*, U.S. Gulf of Mexico

Striving [illegible] environmentally sound op[illegible]



We are aiming for zero incidents in all our operations. No injuries to anyone, anywhere. No unplanned releases to land, air or water. No unplanned interruptions to our operations. We consider anything short of that unacceptable because we have pledged to operate safely, reliably and efficiently while protecting the environment. Not only is this the right thing to do, it is good for business, providing the potential to make a substantial impact on the bottom line each year.

Photo: Pembroke Refinery, Wales

Technology Led

Using technology to compete and win in the global energy industry



The energy industry is one of the world's most technologically intensive. To remain competitive, we develop and test new ideas, then rapidly put the best innovations to work in our oil fields, refineries, laboratories and offices. Every part of our enterprise benefits from this approach, carried out with a host of partners – from drilling and construction companies to high-tech firms and university and government laboratories. Throughout the company, technological advances are enhancing the performance of our core businesses and creating an array of promising opportunities for the future.

Photo: Visualization Center, San Ramon, California

Customer Centered

Meeting the needs of customers on six continents







Our success depends on forging strong relationships with our customers. We strive to understand their needs and develop new ways to serve them better – whether the customer is an airline ordering fuel for its global fleet, a motorist stopping at one of our service stations for a fill-up and a snack, or an automaker seeking a high-performance lubricant for a new vehicle. In each case, we work tirelessly to earn our customers' business, trust and loyalty to our renowned brands – Chevron, Texaco and Caltex.


Havoline

Partner Based

Working with partners worldwide to achieve goals that benefit us all



Partnership is central to who we are and how we operate. It is a value we live every day in everything we do, whether we are working with each other, our customers, contractors, governments or the communities in which we operate. We have become a partner of choice within the industry because of our reputation for integrity and our ability to meet the most difficult challenges. We believe that by working together, partners can capitalize on their respective strengths to reach mutually beneficial goals.



DAVE O'REILLY

Chairman of the Board
and Chief Executive Officer



Our most immediate challenge is to improve the returns on our invested capital. Our strategies to accomplish this are focused on improving the performance of our existing assets, developing new assets that can deliver superior returns and exiting those assets that do not offer the long-term potential to create value for you, our stockholders.



Photos, top to bottom: Employee meeting, Houston, Texas; safety check, North Nemba Platform, Angola

ChevronTexaco ended its first year following the merger with many notable achievements but with a clear challenge to improve the company's financial performance.

Net income for 2002 was down more than 65 percent compared with the previous year. Likewise, the value of our company's stock – as with that of others in the energy industry and the broader market – experienced a sharp downturn.

We are not satisfied with these results, and we are working aggressively to achieve substantial and sustainable improvement in the performance of all our businesses. As we improve, we are building on a solid foundation, including a strong balance sheet and excellent investment opportunities that the merger, completed in late 2001, provided. Today, we have the size, scope and financial capabilities to create greater value for our stockholders.

The merger also has enabled us to deliver major cost savings. By the end of the first quarter of 2003, the company will have achieved an annual synergy capture rate of $2.2 billion – far higher than the $1.2 billion we had estimated at the outset.

STRATEGIES FOR SUCCESS

Our most immediate challenge is to improve the returns on our invested capital. Our strategies to accomplish this are focused on improving the performance of our existing assets, developing new assets that can deliver superior returns and exiting those assets that do not offer the long-term potential to create value for you, our stockholders.

In the upstream business, we have leading positions in some of the most promising regions of the world, including Eurasia, West Africa, Latin America, Australia and the U.S. deepwater Gulf of Mexico. We have a portfolio of major projects that will come onstream during the next five years, contributing significantly to production and reserves. We also intend to build a profitable global natural gas business, based on our large developed and undeveloped gas positions in North America, Africa and Australia.

In downstream operations, we are focusing on improving the performance of our refining and marketing businesses by capitalizing on our larger scale to lower costs and competitively leveraging our enhanced market and supply positions.

Throughout our worldwide operations, we continue to focus on building organizational capability in two areas that are critical to our success – capital stewardship and operational excellence. In capital stewardship, we have been working to improve decision quality and project execution, and we are seeing measurable progress. For example, at $8.5 billion, our 2003 capital and exploratory budget is 17 percent lower than the combined budget of the pre-merger companies, yet it fully satisfies our strategic priorities.

We also are making strides in operational excellence, which means running our businesses safely, reliably and efficiently. 2002 was the safest year ever for employees and contractors, a notable achievement that occurred during a period of major transition. At the same time, our worldwide refinery utilization rate increased to 91 percent, and we have set targets for increased reliability in all our businesses.

If you take only one message from this annual report, it should be that ChevronTexaco is indeed "up to the challenge" of improving its financial performance. By aggressively implementing our strategies, we intend to deliver strong results and overcome the challenges that negatively affected our performance in 2002.

CHEVRONTEXACO FINANCIAL HIGHLIGHTS

Millions of dollars, except per-share amounts	2002	2001	% Change
Net income	**$ 1,132**	$ 3,288	(66)%
Sales and other operating revenues	**$ 98,691**	$ 104,409	(5)%
Capital and exploratory expenditures*	**$ 9,255**	$ 12,028	(23)%
Total assets at year-end	**$ 77,359**	$ 77,572	–
Total debt at year-end	**$ 16,269**	$ 17,418	(7)%
Stockholders' equity at year-end	**$ 31,604**	$ 33,958	(7)%
Cash flow from operating activities	**$ 9,941**	$ 11,457	(13)%
Common shares outstanding at year-end (Thousands)	**1,061,053**	1,067,221	(1)%
Per-share data			
Net income – basic	**$ 1.07**	$ 3.10	(65)%
Net income – diluted	**$ 1.07**	$ 3.09	(65)%
Cash dividends	**$ 2.80**	$ 2.65	6%
Stockholders' equity	**$ 29.79**	$ 31.82	(6)%
Common stock price at year-end	**$ 66.48**	$ 89.61	(26)%
Total debt to total debt plus equity	**34.0%**	33.9%	
Return on average stockholders' equity	**3.5%**	9.8%	
Return on average capital employed (ROCE)	**3.2%**	7.8%	

*Includes equity in affiliates

NET INCOME
Billions of dollars



8
6
4
2
0
$1.13
98 99 00 01 02

Net income for 2002 and 2001 included more than $3 billion of special-item charges in each year. The decline in 2002 mainly reflected exceptionally weak refined-product margins, lower U.S. natural gas prices and lower oil-equivalent production worldwide.

SALES & OTHER OPERATING REVENUES
Billions of dollars



120
100
80
60
40
20
0
$98.7
98 99 00 01 02

Sales and other operating revenues declined 5 percent on lower U.S. natural gas prices and worldwide oil-equivalent production.

CAPITAL & EXPLORATORY EXPENDITURES*
Billions of dollars



12
10
8
6
4
2
0
$9.26
98 99 00 01 02

□ Exploration & Production
□ Refining, Marketing & Transportation
■ Chemicals & Other

Capital and exploratory expenditures in 2002 declined from a level in 2001 that included significant additional investments in the Dynegy and Tengizchevroil affiliates.

Includes equity in affiliates

CASH DIVIDENDS PAID
Dollars per share



3.00
2.50
2.00
1.50
1.00
0.50
0.00
$2.80
98 99 00 01 02

The company increased its annual dividend payout for the 15th consecutive year.

CHEVRONTEXACO OPERATING HIGHLIGHTS[1]

	2002	2001	% Change
Net production of crude oil and natural gas liquids (Thousands of barrels per day)	**1,897**	1,959	(3)%
Net production of natural gas (Millions of cubic feet per day)	**4,376**	4,417	(1)%
Refinery input[2] (Thousands of barrels per day)	**2,079**	2,119	(2)%
Sales of refined products[2] (Thousands of barrels per day)	**3,868**	4,137	(7)%
Net proved reserves of crude oil, condensate and natural gas liquids[3] (Millions of barrels)	**8,668**	8,524	2%
Net proved reserves of natural gas[3] (Billions of cubic feet)	**19,335**	19,410	–
Number of employees at year-end[4]	**53,014**	55,698	(5)%

[1] Includes equity in affiliates, except number of employees

[2] Excludes interests in Equilon and Motiva, which were sold as a condition of the merger

[3] At the end of the year

[4] Excludes service station personnel

CHEVRONTEXACO YEAR-END COMMON STOCK PRICE*

Dollars per share



90
60
30
0
$66.48
98 99 00 01 02

The company's stock price fell sharply in 2002, along with the broader market indexes.

**Chevron – 1998 through 2000*

RETURN ON AVERAGE CAPITAL EMPLOYED

Percentage



20
16
12
8
4
0
3.2
98 99 00 01 02

Return on average capital employed declined to 3.2 percent as a result of lower earnings.

NET CRUDE OIL & NATURAL GAS LIQUIDS PRODUCTION*

Thousands of barrels per day



2500
2000
1500
1000
500
0
1,897
98 99 00 01 02

□ United States
□ International

Net liquids production declined about 3 percent in 2002.

**Includes equity in affiliates*

NET PROVED RESERVES

Millions of OEG* barrels



13000
9750
6500
3250
0
11,891
98 99 00 01 02

□ United States
□ International**

Net proved reserves additions in 2002 equaled 114 percent of oil-equivalent production for the year.

**Oil and equivalent gas*
***Includes equity in affiliates*



› Our employees are in contact with colleagues worldwide – learning from each other, developing better ways to operate and quickly applying new ideas throughout the entire enterprise. This empowered organization is one of our greatest competitive strengths. Photos, top to bottom: Trading floor, London; Kern River oil field, San Joaquin Valley, California

FINANCIAL PERFORMANCE REVIEW

Weak global economies, restrained demand for petroleum products and lower production all took a toll on 2002 earnings. For the year, ChevronTexaco reported net income of $1.1 billion, compared with $3.3 billion in 2001.

The company's financial results were hurt by $3.3 billion of charges from special items. About $2.3 billion of these charges were related to our 26 percent ownership of Dynegy Inc., an energy trading company that saw a dramatic decline in its market value due to the near collapse of the energy merchant sector.

Exploration and production income of $4.6 billion was about 6 percent higher than in 2001, reflecting lower asset write-downs, which were offset partially by a decline in oil-equivalent production and weaker U.S. natural gas prices.

Refining, marketing and transportation posted a loss of nearly $400 million in 2002, compared with income of $1.8 billion the previous year. The poor 2002 results reflected weak margins for refined products, which early in the year fell to their lowest levels in more than a decade.

In chemicals, the combined income of Chevron Oronite, which produces additives for fuels and lubricants, and our 50 percent-owned Chevron Phillips Chemical Company LLC was $86 million, compared with a $128 million loss the previous year. Although results improved, the commodity chemicals industry continues to be affected by weak demand and excess manufacturing capacity.

A YEAR OF PROGRESS AND POSITIVE CHANGE

Despite many challenges, 2002 was a year of progress and positive change. Perhaps the most important achievement was the successful integration of the operations, organizations and people of Chevron and Texaco. Throughout our global enterprise, we came together as a unified company with shared values and a common vision.

We also marked several other milestones during the year:

- Our exploration program benefited from the best technology, processes and practices of the pre-merger companies. Some of our most notable successes were achieved in the deep waters of West Africa and the U.S. Gulf of Mexico, including the Usan and Aparo discoveries offshore Nigeria, the Gabela and Negage discoveries offshore Angola, and the Tahiti and Great White discoveries in the Gulf of Mexico.
- For the 10th consecutive year, we added more oil-equivalent proved reserves than we produced. Through discoveries, acquisitions and other additions, we replaced 114 percent of our 2002 production.
- We added significant amounts of proved reserves to our natural gas resource base and made progress on several major projects. For example, ChevronTexaco and five other participants in Australia's North West Shelf Venture signed a conditional 25-year contract with the People's Republic of China to supply up to 3 million metric tons a year of liquefied natural gas (LNG) for the proposed Guangdong LNG project in southern China.
- In the Caspian region, we moved forward to improve both our production and transportation systems. Our Tengizchevroil (TCO) partnership increased production for the ninth consecutive year. Also, in the second half of the year, TCO was able to transport all its crude oil through the more cost-effective Caspian Pipeline Consortium's 935-mile (1,505-kilometer) pipeline to Novorossiysk, a Russian port on the Black Sea. In 2003, we expect to complete a second pipeline, which will link our 20 percent-owned Karachaganak Field to the Caspian pipeline.
- The company's annual dividend payment increased for the 15th consecutive year, reflecting our commitment to provide a superior return on our stockholders' investment.

UP TO THE CHALLENGE

I am proud of the progress we made in our first year as ChevronTexaco. As we look to the future, we are facing the uncertainty of



› As an organization that operates in more than 180 countries, we learn from and respect the cultures in which we work. Our global work force represents a rich variety of ideas, talents and experiences. We recognize that such diversity strengthens us and enhances our ability to deliver results. Photos, left to right: Cape Town Refinery, South Africa; oil field, Tengiz, Kazakhstan

a struggling global economy. Yet, there are extraordinary opportunities for a company with our capabilities.

ChevronTexaco is a major player in the global energy industry. And we are focused on our most important financial objective – to be No. 1 among our largest global competitors in total stockholder return for the period 2000 through 2004.

We have an active, independent Board of Directors that brings a wealth of experience to this important role – including expertise in government, education, industrial manufacturing, consumer products and high technology. The integrity, knowledge and perspectives of our Board are invaluable to ChevronTexaco as we make decisions that will enable us to achieve our ambitious goals.

Our company values, too, are essential as we pursue our objectives. In everything we do, we are guided by our commitment to conduct our business in a responsible and ethical manner. We respect the law, support universal human rights, protect the environment and benefit the communities in which we operate. By holding firm to our values, we are moving toward our vision of being *the* global energy company most admired for its people, partnership and performance.

It is no accident that people are listed first in our vision statement. Our diverse global work force is the most important factor in our success, and I applaud the 53,000 employees of ChevronTexaco for their contributions. It is through their work that the company is welcomed around the world and has become a partner of choice in some of the most important projects in the energy industry. And it is through the work of ChevronTexaco people that we will prove we are up to the challenge of delivering the performance our stockholders expect of us and we expect of ourselves.

Dave O'Reilly

DAVE O'REILLY
Chairman of the Board and
Chief Executive Officer
March 7, 2003



UPSTREAM

Driving hard to reap maximum value from our world-class portfolio

ChevronTexaco's upstream business, encompassing exploration and production activities, is the company's primary source of value growth. Our upstream portfolio is rich and broadly based, with premier resource, reserves and production positions in many of the world's largest and most abundant oil and natural gas regions, including Angola, Australia, [illegible] Kazakhstan, Nigeria, the United States and Venezuela.


Upstream



Photos, top to bottom: Caspian Pipeline Consortium's terminal, Novorossiysk, Russia; Essongo Platform, Angola

We are committed to creating value and increasing returns on capital – a goal that drives the decisions we make as we shape the future of our upstream business. We are focusing exploration on high-impact prospects in prolific basins, such as deepwater West Africa and the U.S. Gulf of Mexico. We also are developing a global natural gas business to accelerate the rate at which we commercialize our existing large resource base. Using our technology networks and extensive operating experience, we are increasing the value of our heavy-oil resources and deepwater exploration and development activities. In addition, we continue to focus on operational excellence and cost reduction in all our upstream operations.

In 2003, we will continue to upgrade our portfolio – focusing on long-lived, value-creating opportunities to offset declines in mature production. All told, our strategies are aimed at delivering superior financial results relative to our competitors.

KEY FACTS

- **ChevronTexaco is the world's fourth-largest** publicly traded, integrated energy company based on oil-equivalent reserves and production.
- **The company's crude oil and natural gas reserves** totaled nearly 12 billion barrels of oil-equivalent at year-end 2002.
- **Our production averaged 2.6 million barrels of** oil-equivalent per day in 2002.
- **We are:**
  - the No. 1 oil and gas producer in the U.S. Gulf of Mexico Shelf and No. 2 in the Permian Basin;
  - the No. 1 oil producer in the San Joaquin Valley in California;
  - the No. 1 oil and natural gas producer in Kazakhstan;
  - the No. 1 oil producer in Indonesia and Angola;
  - the No. 1 natural gas resource holder in Australia;
  - the No. 1 deepwater leaseholder and No. 3 oil and gas producer in Nigeria;
  - one of the top producers and leaseholders in the deepwater Gulf of Mexico.


NORTH AMERICA
EUROPE
EURASIA
ASIA-PACIFIC
LATIN AMERICA & CARIBBEAN
MIDDLE EAST
AFRICA



GLOBAL PORTFOLIO
WORLDWIDE EXPLORATION & PRODUCTION



CHEVRONTEXACO



A trusted partner

Partnership is a hallmark of our capital-intensive, technology-driven upstream business. To succeed, a company must be able to work effectively with its peers, contractors, host governments and local communities. ChevronTexaco is widely recognized as an upstream partner of choice – a reputation built on trust, broad experience, exceptional skills in project management, outstanding technical resources, and the proven ability to run safe, reliable and environmentally responsible operations. In addition, we are well known for our skill and demonstrated success in managing new projects, including the economic and political aspects associated with operating in many energy-rich regions of the world. We believe these capabilities differentiate us from our competitors and strengthen our ability to build and manage a strong portfolio of global assets that deliver superior performance.



Photos, top to bottom: Safety check, LL-652 oil field, Lake Maracaibo, Venezuela; deepwater drilling operations, U.S. Gulf of Mexico

2002 OPERATING STATISTICS

(as of December 31)

UPSTREAM CAPITAL AND EXPLORATORY EXPENDITURES*: $6.3 billion
LIQUIDS PRODUCTION: 1.9 million barrels per day
NATURAL GAS PRODUCTION: 4.4 billion cubic feet per day
TOTAL PRODUCTION: 2.6 million oil-equivalent barrels per day
ADDITIONS TO PROVED RESERVES: 1.1 billion oil-equivalent barrels
RESERVES REPLACEMENT RATE: 114 percent of 2002 production volume

*Including affiliates

Extracting greater value from heavy oil and oil sands

ChevronTexaco is one of the world's largest producers of heavy crude oil, which represents an estimated one-third of the world's hydrocarbon reserves. Industry production of heavy oil is projected to grow by 30 percent by the end of this decade. Because we are committed to extracting greater value from our extensive heavy-oil resource base, we are implementing improved technologies and processes for producing, transporting, refining and marketing this challenging resource.

We have made significant advances in using steam to enhance recovery as well as in upgrading heavy oil to lighter crude and crude products. Our worldwide network of heavy-oil experts rapidly deploys these and other innovations, with teams throughout the company accessing this network's knowledge and best practices.

Our heavy-oil assets include fields in California's San Joaquin Valley, where we are the largest heavy-oil operator; the Duri Field in Indonesia, the world's largest steamflood project; the Hamaca project in Venezuela, which alone contains nearly 2 billion barrels of recoverable oil; and the Athabasca Oil Sands in Canada, where bitumen is extracted for upgrading into synthetic crude oil. We continue to enhance the performance of these assets by applying the latest technology and our industry-leading capabilities.

2002 ACCOMPLISHMENTS

The annual rate of merger-related savings in our upstream operations exceeded initial projections, reaching $1.2 billion by early 2003. We consolidated facilities and significantly enhanced the efficiency of operations in key regions, including the United States, the United Kingdom and Latin America.

We had a series of significant deepwater exploration and appraisal successes off the coast of West Africa and in the U.S. Gulf of Mexico, reflecting our intense pursuit of high-return growth projects. These achievements underscore our great potential in deepwater exploration.

- In the Gulf of Mexico, we made two exploratory discoveries with major resource potential – Tahiti and Great White. Aggressive appraisal programs are now under way.
- In Angola's prolific Block 14, we successfully drilled our eighth and ninth discoveries – Gabela and Negage – and drilled a successful appraisal well at the Tombua discovery.
- In Nigeria, we made two oil discoveries – Usan and Aparo – and we drilled a successful gas appraisal well at Nnwa. The company also was awarded two additional deepwater blocks.

For the 10th consecutive year, our oil-equivalent reserves replacement exceeded 100 percent of production. Nearly 600 million oil-equivalent barrels were added to proved reserves through the company's drilling activities and an additional 500 million oil-equivalent barrels through improved recovery and revisions.


L
N
G

Photos, top to bottom: Steam pipes, heavy-oil recovery system, San Joaquin Valley, California; liquefied natural gas tanker, Australia

Project start-ups and expansions continued to enhance the ability of our upstream business to deliver strong growth and superior returns.

- The Tengizchevroil (TCO) partnership increased crude oil production for the ninth consecutive year, averaging 285,000 barrels of oil per day from fields in Kazakhstan.
- In the second half of 2002, TCO was able to transport all its crude oil through the more cost-effective Caspian Pipeline Consortium's 935-mile (1,505-kilometer) pipeline to Novorossiysk, a Russian port on the Black Sea.
- Approximately 30,000 gross barrels of crude oil were added to daily production at the Hibernia Field, offshore eastern Canada, raising average production to 181,000 barrels per day.
- In late 2002, production at the Hamaca heavy-oil project in Venezuela increased from approximately 26,000 barrels per day to 75,000.
- In October, we announced the start-up of our expansion project at the United Kingdom's Alba Field in the North Sea, adding more than 40,000 barrels of oil-equivalent production per day.
- The Athabasca Oil Sands Project in western Canada achieved its first bitumen production.

We signed partnership agreements to pursue plans for a liquefied natural gas (LNG) facility in Angola and began initial work on the project. We also announced plans to build an offshore LNG regasification terminal in the Gulf of Mexico, named Port Pelican, for which we expect to receive permit approval in late 2003. This offshore facility will receive and regasify LNG shipments, then supply U.S. markets through existing pipeline infrastructure.





Pursuing higher profits in deeper waters

Extraordinary advances in exploration, drilling and production technology are enabling ChevronTexaco to locate and profitably produce oil and natural gas in waters well over a mile deep. As a deepwater producer in the U.S. Gulf of Mexico since 1999, we have made a series of important discoveries and have leveraged our expert knowledge, best practices and technological advances to improve the performance of subsequent projects. We have four company-operated developments currently in production and are setting drilling depth records with our ongoing exploration program. In fact, we have drilled the two deepest exploration wells to date in the Gulf of Mexico.

We also are sharing expertise across our tightly integrated, global deepwater network. Teams in the Gulf of Mexico and off the coast of West Africa exchange and apply lessons learned as they develop and operate deepwater projects. For instance, the teams developing our Tahiti project in the Gulf of Mexico and our Agbami project off the coast of Nigeria are tapping into this companywide body of knowledge as they consider their development options. Knowledge sharing and deployment of best practices lower costs, reduce project risk and ultimately increase the value of our enormous deepwater opportunities around the globe.



Building a global natural gas business

Global demand for clean-burning natural gas is projected to grow by 3 to 4 percent a year over the next 10 years, and ChevronTexaco has a solid foundation on which to build a global business to meet that demand. We are the largest natural gas resource holder in Australia, with significant resources in Kazakhstan, Latin America, North America and West Africa.

We plan to leverage our competencies across the full value chain for natural gas – converting these resources into high-value products, transporting them by means of our pipeline networks and shipping fleet, using this resource in our power and gasification businesses, and bringing products to market through our wholesale natural gas marketing business in the United States.

We are moving ahead on several fronts. Our North West Shelf joint venture in Australia signed a conditional 25-year contract to supply China's first liquefied natural gas (LNG) project. This reflects a growing interest in Australia as a stable supplier to natural gas markets in the Asia-Pacific region. We are focused on developing Australia's giant offshore Gorgon-area natural gas fields to supply LNG markets in China, Korea, Japan and the west coast of North America. We also are pursuing plans for a plant in Angola to liquefy gas for shipment to regasification terminals supplying high-value markets, such as the United States.

By further developing natural gas reserves associated with West African oil production, we are creating new sources of revenue. For instance, using technology provided by our Sasol Chevron global joint venture, we are developing a gas-to-liquids plant in Nigeria to convert natural gas into superclean liquid fuel. We expect this technology to provide a strong competitive advantage in the future.

Photos, clockwise from top: The drill ship *Discoverer Deep Seas;* Escravos natural gas plant, Nigeria; integrated oil production and upgrading project, Hamaca, Venezuela

DOWNSTREAM

Transforming the global downstream business to dramatically improve results

ChevronTexaco's downstream businesses refine crude oil and market, transport and trade petroleum products around the world. Our downstream organization has the scale and global reach to deliver full value across the entire energy chain. In addition, we continue to capture merger-related savings and are just beginning to realize the full potential of our downstream opportunities.

The merger provided us with the opportunity to bring together three downstream operations and transform them into a tightly integrated, highly competitive, performance-based business with an intense focus on the customer. We are targeting attractive markets around the world where we have competitive supply and strong brands. Our diverse and talented work force is creating value by sharing best practices, leveraging technology and driving hard to operate safely, efficiently and reliably. And in 2003, we will continue making the changes necessary to optimize our portfolio.

We are determined to improve our downstream performance by pursuing goals that are ambitious but, we believe, within our reach.



Downstream



Photos, top to bottom: Singapore Refinery; Pascagoula Refinery, Mississippi



Sharing knowledge and improving performance across global refining

Identify the best and improve the rest: This is the goal of the best-practices initiative that we are deploying across our worldwide refining system. As our refineries identify, share and adopt the best, most cost-effective operating practices, we are strengthening the system's capabilities, lowering costs and improving reliability. For example:

- Our Pembroke Refinery in Wales transferred knowledge about processing high-acid crude oil to our Cape Town Refinery in South Africa.
- By implementing a flare-management system that had been developed at Pembroke, our Pascagoula Refinery in Mississippi is reducing flare emissions.
- Our refineries in Africa, Asia and Europe have begun using an intensive planning process for more cost-effective maintenance shutdowns.
- In North America, we partnered with one of our technology companies to develop a safer, more productive process for coking fuel oil. This new technology was so successful that we are now licensing it to other companies.

These actions alone generate more than $20 million of savings annually.

KEY FACTS

- **The worldwide downstream business includes** four refining and marketing units, which operate in North America; Europe and West Africa; Latin America; and Asia, the Middle East and southern Africa. Downstream also has five global businesses – aviation, lubricants, trading, shipping, and fuel and marine marketing.
- **Our global refining network comprises 23 wholly** owned and joint-venture facilities, which process more than 2 million barrels of oil per day.
- **We sell more than 2 million barrels of gasoline** and diesel per day through over 24,000 retail outlets under three well-known consumer brands – Chevron in North America; Texaco in Latin America, Europe and West Africa; and Caltex in Asia, the Middle East and southern Africa.
- **We are the No. 1 jet fuel marketer in the United** States and third worldwide, marketing 550,000 barrels per day in 80 countries.
- **Our industrial and consumer lubricants business** operates in over 180 countries and sells more than 3,500 products, from specialized hydraulic fluids to leading branded products, such as Delo, Havoline, Revtex and Ursa.
- **The company's global trading business buys and** sells more than 6 million barrels of hydrocarbons per day in some 65 countries. It also markets surplus equity oil and buys or trades crude oil and feedstocks for ChevronTexaco's refining system.
- **Our fuel and marine marketing business is a leading** global supplier and marketer of fuels, lubricants and coolants to the marine and power markets, with about 500,000 barrels of sales per day.
- **Our shipping company manages a fleet of** 31 vessels and annually transports more than a billion barrels of crude oil and petroleum products.


Chevron
TEXACO
CALTEX

For millions of customers on six continents, our three strong brands – Chevron, Texaco and Caltex – represent superior quality, convenience and service. We are extending the reach of these brands in markets where populations, incomes and demand for transportation fuels are rising.


NORTH AMERICA
EUROPE
EURASIA
ASIA-PACIFIC
LATIN AMERICA & CARIBBEAN
MIDDLE EAST
AFRICA

Photos, at top, left to right: Pembroke Refinery, Wales; Tri-Energy Power Plant, Ratchaburi Province, Thailand

Succeeding by providing lubricants solutions, not just products

After the merger, we gathered the people, products, brands and technology of the former Chevron, Texaco and Caltex lubricants businesses into one global organization – ChevronTexaco Global Lubricants (CTGL). Through this consolidation, we created a formidable force in lubricants markets worldwide, with a strong portfolio of brands that include Havoline, Delo, Ursa and Revtex. In more than 180 countries, CTGL serves retail consumers and commercial and industrial customers – from individual motorists to large, multinational firms across a broad range of industries.

CTGL carefully analyzes customers' business needs and responds quickly to provide flexible solutions, not just products. For example, a major Asian sugar manufacturer was experiencing severe gear damage in its processing equipment. CTGL researched the problem and developed a new lubricant specifically formulated for this particular application, saving the customer $3 million in equipment-replacement costs.

Despite a disappointing year for downstream's overall financial performance, CTGL enjoyed solid success in its first full year of operation. In 2002, it exceeded its goal for capturing merger synergies, exceeded its earnings target by 44 percent and improved its return on capital employed to 12 percent. Most impressive of all, 2002 earnings were almost double the earnings of the three legacy lubricants businesses in 2000 and 2001 combined.





2002 ACCOMPLISHMENTS

Downstream employee safety performance improved by nearly 10 percent from 2001, with our operations in Latin America, Europe and West Africa performing exceptionally well.

Each downstream operating unit exceeded its merger-related savings target and continues to identify additional synergy opportunities.

By leveraging the Havoline brand, we captured new lubricants business that will equate to more than 70 million gallons in 2003.

ChevronTexaco's global refining capacity increased. Worldwide crude unit utilization rose to 91 percent in 2002.

Our shipping business reduced lost-workday injuries by more than 60 percent from last year and was recognized by the Informal Tanker Operators Safety Forum for its industry-leading safety performance.

Our branded gasoline sales in North America reached a record high, more than 580,000 barrels per day – an increase of approximately 25,000 barrels per day.

We continued investing in facilities necessary to meet new fuel standards in the United States and the European Union. For example, our Pascagoula, Mississippi, refinery has completed a $150 million clean-fuels project, due to start up later in 2003.

2002 OPERATING STATISTICS

(at December 31)

REFINERY CAPACITY: 2.3 million barrels per day
WORLDWIDE CRUDE UNIT UTILIZATION: 91 percent
REFINED FUEL PRODUCTS SALES: 3.8 million barrels per day
RETAIL OUTLETS*: 24,185

*Including affiliates

Photos, clockwise from top: Drum storage area, LubeOil blending plant near Cairo, Egypt; Xpress Lube, Las Colinas Star Mart, Managua, Nicaragua; lubricants, refinery laboratory, Richmond, California

TECHNOLOGY

Providing a competitive advantage, today and tomorrow

ChevronTexaco is recognized as a leader in developing and implementing innovative technology. This strength extends across all our businesses and provides a compelling advantage in a highly competitive business environment.

Along with creating technologies that enhance the profitability and operating performance of our core businesses, we are investing in emerging technologies that support development of the next generation of energy. We leverage our proprietary capabilities by partnering with technology companies, universities and government laboratories to bring together the best combination of research and development opportunities. This approach maximizes both the potential for successful innovation and our ability to generate strong financial returns from the technology investments we make.



KEY FACTS

- We believe we are unique among our industry peers in managing our technology portfolio and competencies as a single integrated system. This allows us to move quickly to identify needs and deliver technology within each of our businesses and across larger value-chain opportunities. We also invest in strategic research opportunities on an enterprisewide basis to prepare for major, long-term shifts in technology and energy.
- In our core business segments, we hold leading technology positions, such as the ability to turn heavy oil into higher-value products, to manage some of the world's largest and most complex reservoirs, and to develop proprietary catalysis processes for producing cleaner-burning automotive fuels.
- With the merger, we have created the industry's first fully integrated global digital infrastructure, connecting our operations, employees, partners and customers. This advanced information system allows us to share knowledge and best practices across our businesses, improve productivity, and reduce costs and cycle time.
- To position the company for future business opportunities, we are developing advanced energy technologies and products. With partners, we are working on systems for the manufacture, storage and distribution of hydrogen as fuel – actively positioning the company in the development of the infrastructure needed to support the adoption of hydrogen-based power and transportation.

Revolutionizing upstream operations



Our upstream asset teams face a major challenge: managing our oil and natural gas fields to increase production, reduce downtime, lower operating costs and optimize reserve recovery. These teams are meeting the challenge with a major technology initiative called *i-field,* which refers to *instrumented* fields, real-time *information, intelligent* decisions and *integrated* solutions.

We are combining and integrating several field-automation and reservoir technologies. These systems allow us to visualize and simulate oil and gas production from underground reservoirs and to incorporate new and emerging well technologies and real-time reservoir management technologies. Through this initiative, we are optimizing our global upstream system by developing integrated solutions that are customized for each asset.

2002 ACCOMPLISHMENTS

Through the use of multiple computers that are linked together (known as "cluster" or "grid" computing) and advanced seismic software, we have increased dramatically our ability to create more accurate subsurface images. This enables us to make better decisions more quickly about the potential of oil and natural gas reservoirs and at a fraction of the cost of existing 3-D seismic processing systems.

The company invented and began marketing a new-generation catalyst that enables lubricant base-oil plants to substantially increase production of higher-quality products, significantly enhancing profitability.

We installed one of the largest photovoltaic systems in the United States at a ChevronTexaco oil field near Bakersfield, California, to gain experience in the design and application of this clean, renewable solar energy technology. This installation uses 4,800 photovoltaic modules to generate peak power of approximately 500 kilowatts for heavy-oil production operations.

We moved closer to commercializing several advanced energy technologies. The first standalone fuel processor of its kind for converting natural gas into hydrogen fuel specifically for fuel-cell applications is now being tested by fuel-cell companies and university and government researchers. Also, ChevronTexaco Ovonic Battery Systems broke ground for a state-of-the-art plant that will manufacture advanced nickel-metal hydride batteries and systems, which are key elements in hybrid vehicles and distributed power-generation systems.

Photos, top to bottom: Fuel-cell and fuel-processor prototype test laboratory, Bellaire, Texas; Visualization Center, San Ramon, California



CHEMICALS

Capitalizing on our strength as a leader in petrochemicals

Through our 50-50 joint venture Chevron Phillips Chemical Company LLC (CPChem), ChevronTexaco is one of the world's largest manufacturers of petrochemicals.

With its industry-leading expertise in additives technology, Chevron Oronite Company, a subsidiary of ChevronTexaco, capitalizes on its position as a top global developer, manufacturer and marketer of high-performance additives for fuels and lubricating oils.

KEY FACTS

- CPChem is among the top companies in each of the chemicals product markets in which it competes, including olefins, polyolefins, aromatics and specialty products. The company has 32 manufacturing facilities and six research and technical centers in eight countries.
- Chevron Oronite, which markets more than 500 products and supplies one-fourth of the world's fuel and lubricant additives, ranks among the top three competitors worldwide.



2002 ACCOMPLISHMENTS

In partnership with Qatar General Petroleum, CPChem is in the commissioning phase of a world-scale chemicals plant in Qatar. Scheduled for start-up this year, this project reflects our strategy to grow internationally, as well as our ability to develop and further expand successful projects and partnerships throughout the world.

We are striving to be the safest operator in the chemicals industry – a top priority because it protects our people and our operations. In 2002, CPChem improved its employee safety record nearly 30 percent compared with the previous year's and ranked among the industry's safest companies.

Chevron Oronite developed and introduced a new technology for producing lubricants used in heavy-duty engines as well as a new additive lubricant system for power generation and marine engines. Advances like these not only strengthen the company's leadership in the additives business, they also lead to cost-effective, value-added products that generate additional profits.

Chevron Oronite successfully launched a new customer Web site, which includes an online ordering system that generated orders totaling more than 8 percent of revenues for the year. This e-business initiative further improves the company's efficiency by providing a new customer-service option.

Photos, left to right: CPChem refinery, Singapore; Chevron Oronite laboratory, Singapore



POWER AND GASIFICATION

Meeting demand for electricity and clean gas

ChevronTexaco develops and operates power projects for our own facilities and for wholesale customers in selected markets. We are also the global market leader in gasification technology, which converts coal and a variety of low-value hydrocarbon feedstocks into clean gas. The power, refining and chemicals industries use our proprietary gasification technology in their production processes. We are vigilant in maintaining safe, reliable operations in our power and gasification businesses as we pursue our strategy to grow in markets where we currently operate.

KEY FACTS

- **We have interests in 30 power projects** now operating or being developed on five continents. These projects will generate a total of 4,500 megawatts of electricity. Nine of these plants in the United States currently generate 1,300 megawatts, enough to serve more than 1 million homes.
- **In gasification, we own or license some 70 plants** on four continents, which means nearly half of all operating gasification plants around the world use ChevronTexaco technology.

2002 ACCOMPLISHMENTS

We licensed our gasification technology to China Petroleum and Chemical Corporation (Sinopec) for use at its refinery in Jinling, China. The agreement is expected to deliver significant cost savings and environmental benefits for Sinopec, China's largest producer and marketer of oil products. This is our 16th gasification license in China and our first with Sinopec.

We acquired the remaining 75 percent interest in the Singapore Syngas Project, a gasification plant. This provides us with the opportunity to demonstrate world-class operating performance and enhance the overall return on this asset.

The first phase of our Sunrise Power Project in California, which gener-ates 320 megawatts of electricity, completed its first full year of operation, and construction continued on the second phase. When completed in 2003, this expansion will increase the plant's capacity to 580 megawatts, improving efficiency and reducing operating costs.





CORPORATE SOCIAL RESPONSIBILITY

Making a positive, lasting difference

At ChevronTexaco, we aim to be admired not only for the goals we achieve but also for the way we achieve them. We pledge to conduct ourselves with integrity, respect the law, support universal human rights, and responsibly manage the environmental impacts of our operations. We strive to make a positive, sustainable contribution to the economic and social fabric of the communities in which we operate. In these communities, our goal is to respect and respond to the viewpoints of our many and diverse stakeholders. Through ongoing dialogue and direct engagement, we work to balance their needs with ours. In 2003, we will publish our first report describing how we manage our social, environmental and economic responsibilities.



Helping the Angolan economy recover from civil war

In 2002, Angola ended more than 30 years of civil war, with more than one-third of its population displaced and the social and economic life of the country in disarray. Because we have been doing business in Angola since the 1930s and are its largest petroleum producer, we are an integral part of the country and its economy. We wanted to do more than just donate money for relief: We wanted to make a positive and sustainable contribution to the country's recovery.

We consulted with the Angolan government and numerous other organizations to find a way to help Angolans re-establish a sound, broad-based economy. This in turn led to our establishing a $50 million, five-year public-private partnership that will provide countrywide support for education, training and small business development. We are working with the United States Agency for International Development and the United Nations Development Programme to deliver immediate support, and we are developing additional partnerships to help fund farmers and other small enterprises that are not served by large financial institutions.

Photos, clockwise from top: Farming cooperative, Angola; gasification plant, Anyang, China; power lines



HEALTH, ENVIRONMENT AND SAFETY

Aiming for zero incidents ... always, everywhere and for the right reasons

Protecting the health and safety of people and safeguarding the environment are among ChevronTexaco's fundamental commitments. These values, which are part of The Chevron-Texaco Way, are deeply embedded in the company's culture and are expressed in countless ways every day in each of our operations around the world.

For example, we rigorously manage risks associated with our operations and products, as well as design, construct and operate our assets to prevent injuries, illnesses and environmental incidents. We also continually improve our processes to minimize pollution and waste while enhancing reliability and efficiency. And we thoroughly train our work force so we can respond quickly and effectively to emergencies and mitigate incidents that could affect people, our operations or the environment. For us, operating to the highest standard of excellence is both an unwavering commitment and a wise business decision.

KEY FACTS

- **We enhanced our safety performance from 1999 through 2002,** driving total recordable injury rates down by 35 percent for employees and by almost 60 percent for contractors. In fact, 2002 was our safest year ever.
- **We've identified the potential to make a substantial impact on the bottom line each year** by operating with even greater safety, reliability, efficiency and environmental responsibility – and we are working diligently to capture that improvement.
- **Our goal is to reduce emissions per unit of output from our operations.** Thus, we closely track our emissions and use innovative technologies to continually improve the energy efficiency of existing operations, new projects and products. We also assess potential greenhouse gas emissions when evaluating plans for major capital projects.

Prepared to deal with nature's wrath



ChevronTexaco designs and builds its offshore platforms to withstand formidable forces of nature, including winds of more than 100 miles per hour and waves that tower many stories. Most of our platforms are designed to survive a storm so powerful that it might occur just once every 10,000 years. Yet, as important as it is to protect our operations, before all else we work to protect lives.

For instance, in the fall of 2002, a tropical storm churned through the U.S. Gulf of Mexico, quickly followed by a Category 4 hurricane. Twice within two weeks, operators in the Gulf were forced to shut down operations. At ChevronTexaco, we efficiently secured drilling rigs, shut in production from platforms to protect our facilities and prevent environmental incidents, and evacuated 2,100 employees and contractors by helicopter and boat – all without a single injury.

Although production was significantly affected, we were able to recover quickly. As soon as the storms passed, we returned workers to the offshore platforms and resumed operating. Knowing when and how to shut down operations safely and reliably, then restart them when the threat has passed, is an important advantage in an industry that continually faces nature's wrath.



2002 ACCOMPLISHMENTS

We worked with our contract companies at the Boscan oil field in Venezuela to improve the safety of our operations. We have seen dramatic results, with contractors enthusiastically suggesting and implementing ideas for new safety initiatives. As a result, the Boscan operation had no contractor safety incidents in the fourth quarter and met all of its contractor safety targets for the year.

A team of experts from one of our technology companies worked with our Richmond, California, refinery on a project that reduced emissions of nitric oxides by about 80 percent. The team was able to develop cost-effective solutions, avoiding the need to use more expensive technology and saving $30 million in capital costs as well as $6 million a year in operating costs.

We developed a proprietary data manage-ment system for greenhouse gas emissions. ChevronTexaco is leading the industry in standardizing the manner in which data on greenhouse gas emissions and energy usage are gathered and tracked. In early 2003, we began offering this data management system – without charge – to the worldwide energy industry.

An endangered species of sea turtle returns each year to nest along a 1.6-mile (2.5-kilometer) stretch of Atlantic beach at our Malongo, Angola, operations base. To protect the turtles during their peak nesting season, November to January, we started a program to ward off intruders and monitor the beach day and night for nests and hatching activity.

Photos, top to bottom: Olive Ridley sea turtles nesting; "on-scene" commander during an emergency drill, Genesis Platform, Gulf of Mexico

ChevronTexaco is a major player in the global energy industry. We are focused on our most important financial objective – to be No. 1 among our largest global competitors in total stockholder return for the period 2000 through 2004.

— DAVE O'REILLY
Chairman of the Board and Chief Executive Officer





ENERGY TERMS

Additives Chemicals to control deposits and improve lubricating performance.

Barrels of oil-equivalent (BOE) A term used to quantify oil and natural gas amounts using the same measurement. Gas volumes are converted to barrels on the basis of energy content. See *oil-equivalent gas*.

Condensates Liquid hydrocarbons produced with natural gas, separated by cooling and other means.

Development Drilling, construction and related activities following discovery that are necessary to begin production of oil or natural gas.

Enhanced recovery Techniques used to increase or prolong production from oil and natural gas fields.

Exploration Searching for oil and/or natural gas, including geologic studies; topographical, geophysical and seismic surveys; and well drilling.

Gasification Commercially proven process that converts low-value hydrocarbons into clean synthesis gas.

Gas-to-liquids (GTL) A process that converts natural gas to low-emission liquid fuels.

Integrated petroleum company A company engaged in all aspects of the industry – from exploration and production of crude oil and natural gas *(upstream)* to refining, marketing and transporting of crude oil and refined products *(downstream)*.

Liquefied natural gas (LNG) Natural gas that is liquefied under extremely cold temperatures and high pressure to facilitate storage or transportation in specially designed vessels.

Liquefied petroleum gas (LPG) Light gases, such as butane and propane, that can be maintained as liquids while under pressure.

Natural gas liquids (NGL) Separated from natural gas, these include ethane, propane, butane and natural gasoline.

Oil-equivalent gas (OEG) The volume of natural gas that can be burned to give the same amount of heat as a barrel of oil (6,000 cubic feet of natural gas equals one barrel of oil).

Oil sands Naturally occurring mixture of bitumen – a heavy viscous form of crude oil – water, sand and clay. After mining of the oil sands and extraction of the bitumen, a hydroprocessing technology is used to yield synthetic crude oils.

Oxygenate An oxygen blending component, such as ethanol, MTBE, ether or alcohol, that reduces exhaust emissions in winter.

Petrochemicals Derived from petroleum, they include: *aromatics* – used to make plastics, adhesives, synthetic fibers and household detergents – and *olefins* – used to make packaging, plastic pipes, tires, batteries, household detergents and synthetic motor oils.

Production *Total production* refers to all the oil and gas produced from a property. *Gross production* is the company's share of total production before deducting royalties. *Net production* is gross production minus royalties paid to landowners.

Refinery utilization rate Represents average crude oil consumed in fuel and asphalt refineries for the year expressed as a percentage of the refineries' crude unit capacity at year-end.

Reformulated gasoline Gasoline changed in chemical makeup to reduce exhaust emissions, usually by reducing volatility and aromatics content and adding oxygenates.

Reserves Oil or natural gas contained in underground rock formations called *reservoirs*. *Proved reserves* are the estimated quantities that geologic and engineering data demonstrate can be produced with reasonable certainty from known reservoirs under existing economic and operating conditions. Estimates change as additional information becomes available. *Recoverable reserves* are those that can be produced using all known primary and enhanced recovery methods.

U.S. Securities and Exchange Commission (SEC) rules permit oil and gas companies to disclose only proved reserves in their filings with the SEC. Certain terms, such as "probable," "possible" or "recoverable" reserves, or "resources," may be used to describe certain oil and gas properties in sections of this document that are not filed with the SEC.

FINANCIAL TERMS

Cash flow from operating activities Cash generated from the company's businesses, an indicator of a company's ability to pay dividends and fund capital programs. Excludes cash flows related to the company's financing and investing activities.

Extraordinary item In 2001, the net after-tax effect on income associated with asset dispositions mandated by the U.S. Federal Trade Commission and other assets that were duplicative to the combined company.

Margin The difference between the cost of purchasing, producing or marketing a product and its sales price.

Merger-related expenses The incremental expenses necessary to effect the combination of Chevron and Texaco. The amount shown on the Income Statement is before income tax. Examples are employee termination expenses; professional service fees for investment bankers, attorneys and public accountants; employee and office relocation costs; expenses associated with closure of redundant facilities; and reconfiguration of information technology, telecommunications and accounting systems.

Net income The primary earnings measure for a company, as determined under Generally Accepted Accounting Principles (GAAP), and detailed on a separate financial statement.

Return on capital employed (ROCE) ROCE is calculated by dividing *net income* (adjusted for after-tax interest expense and minority interest) by the average of total debt, minority interest and *stockholders' equity* for the year.

Stockholders' equity The owners' share of the company – the difference between total assets and total liabilities.

Total stockholder return The return to stockholders from stock price appreciation and reinvested dividends for a period of time.

Financial Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

30 Key Financial Results
30 Net Income by Major Operating Area
30 Special Items
30 Business Environment and Outlook
31 Texaco Merger Transaction
32 Operating Developments
33 Results of Operations
35 Selected Operating Data
37 Information Related to Investment in Dynegy Inc.
38 Liquidity and Capital Resources
39 Capital and Exploratory Expenditures
39 Financial Ratios
40 Guarantees, Off-Balance-Sheet Arrangements and Contractual Obligations, and Other Contingencies
41 Financial and Derivative Instruments
42 Transactions With Related Parties
42 Litigation and Other Contingencies
44 Environmental Matters
44 Application of Critical Accounting Policies
46 New Accounting Standards
47 FORWARD-LOOKING STATEMENTS
48 CONSOLIDATED STATEMENT OF INCOME
48 REPORT OF MANAGEMENT
49 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
49 REPORT OF INDEPENDENT ACCOUNTANTS
50 CONSOLIDATED BALANCE SHEET
51 CONSOLIDATED STATEMENT OF CASH FLOWS
52 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

54 Note 1. Summary of Significant Accounting Policies
56 Note 2. Texaco Merger Transaction and Extraordinary Item
56 Note 3. Employee Termination Benefits and Other Restructuring Costs
57 Note 4. Special Items and Other Financial Information
58 Note 5. Information Relating to the Consolidated Statement of Cash Flows
58 Note 6. Summarized Financial Data – Chevron U.S.A. Inc.
58 Note 7. Summarized Financial Data – Chevron Transport Corporation Ltd.
59 Note 8. Stockholders' Equity
59 Note 9. Financial and Derivative Instruments
60 Note 10. Operating Segments and Geographic Data
62 Note 11. Litigation
62 Note 12. Lease Commitments
63 Note 13. Investments and Advances
65 Note 14. Properties, Plant and Equipment
66 Note 15. Taxes
67 Note 16. Short-Term Debt
67 Note 17. Long-Term Debt
67 Note 18. New Accounting Standards
68 Note 19. Employee Benefit Plans
71 Note 20. Stock Options
72 Note 21. Other Contingencies and Commitments
74 Note 22. Earnings Per Share
75 QUARTERLY RESULTS AND STOCK MARKET DATA
76 FIVE-YEAR FINANCIAL SUMMARY
76 SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
83 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS – ARTHUR ANDERSEN LLP
84 FIVE-YEAR OPERATING SUMMARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

>KEY FINANCIAL RESULTS

Millions of dollars, except per-share amounts	2002	2001	2000
Net Income	**$ 1,132**	$ 3,288	$ 7,727
Per Share:			
Net Income – Basic	**$ 1.07**	$ 3.10	$ 7.23
– Diluted	**$ 1.07**	$ 3.09	$ 7.21
Dividends*	**$ 2.80**	$ 2.65	$ 2.60
Sales and Other Operating Revenues	**$98,691**	$104,409	$117,095
Return on:			
Average Capital Employed	**3.2%**	7.8%	17.3%
Average Stockholders' Equity	**3.5%**	9.8%	24.5%

*Chevron Corporation dividend pre-merger.

A summary of the company's net income by major operating area follows:

>NET INCOME (LOSS) BY MAJOR OPERATING AREA

Millions of dollars	2002	2001	2000
Exploration and Production			
United States	**$ 1,717**	$ 1,779	$ 3,453
International	**2,839**	2,533	3,702
Total Exploration and Production	**4,556**	4,312	7,155
Refining, Marketing and Transportation			
United States	**(398)**	1,254	721
International	**31**	560	414
Total Refining, Marketing and Transportation	**(367)**	1,814	1,135
Chemicals	**86**	(128)	40
All Other	**(3,143)**	(2,710)	(603)
Net Income*	**$ 1,132**	$ 3,288	$ 7,727
*Includes Foreign Currency (Losses) Gains:	**$ (43)**	$ 191	$ 182

Net income in each period presented includes amounts for matters that management characterizes as "special items," as described in the table below.

>SPECIAL ITEMS

Millions of dollars	2002	2001	2000
Asset Write-Offs and Revaluations	**$ (2,642)**	$ (1,709)	$ (301)
Asset Dispositions, Net	**(149)**	49	72
Prior-Year Tax Adjustments	**60**	(5)	107
Environmental Remediation Provisions, Net	**(160)**	(78)	(264)
Merger-related Expenses	**(386)**	(1,136)	–
Extraordinary Loss from Merger-Related Asset Sales	**–**	(643)	–
Other, Net	**(57)**	–	8
Total Special Items	**$ (3,334)**	$ (3,522)	$ (378)

Because of their nature and sufficiently large amounts, the special items in the table above are identified separately to help explain the changes in net income and segment income between periods as well as to help distinguish the underlying trends for the company's businesses. The categories "Merger-related expenses" and "Extraordinary Loss from Merger-Related Asset Sales" are amounts in 2001 and 2002 that are described in detail in the "Texaco Merger Transaction" section on page 31. Other special items are discussed in detail for each major operating area in the "Results of Operations" section beginning on page 33.

>BUSINESS ENVIRONMENT AND OUTLOOK

As shown in the "Special Items" table, large special-item charges adversely affected net income in 2002 and 2001. In 2002, $2.3 billion of the $3.3 billion of net charges related to the company's investment in its Dynegy Inc. affiliate. Refer to pages 36 and 37 for discussion of these matters. Approximately one half of the $3.5 billion of net charges in 2001 related to asset impairments, primarily the result of downward revisions to crude oil and natural gas reserve quantities. These items are discussed in the U.S. and international exploration and production analyses of segment income beginning on page 33. Other major charges against earnings in 2002 and 2001 related to the Texaco merger transaction, which is discussed on page 31.

Apart from the effects of special items, ChevronTexaco's earnings depend largely on the profitability of its upstream – exploration and production – and downstream – refining, marketing and transportation – businesses. Overall earnings trends are typically less affected by results from the company's commodity chemicals sector and investments in other businesses. Key components of the company's competitive position, particularly given the capital-intensive infrastructure and the commodity-based nature of many of its products, are the ability to invest capital in projects that provide adequate financial returns and managing operating expenses successfully. The company also continuously evaluates opportunities to acquire assets or operations complementary to its asset base to help sustain the company's growth. During 2003, the company intends to evaluate and determine which assets in its overall post-merger portfolio are key to providing long-term value. Accordingly, certain asset dispositions may result.

Comments related to earnings trends for the company's major business areas are as follows:

Upstream Year-to-year changes in exploration and production earnings align most closely with industry price levels for crude oil and natural gas. Crude oil and natural gas prices are subject to certain external factors, over which the company has no control, including product demand connected with global economic conditions, industry inventory levels, weather-related damages and disruptions, competing fuel prices, and the regional supply interruptions that may be caused by military conflicts or political uncertainty. Longer-term trends in earnings for this segment are also a function of a range of factors in addition to price trends, including the company's ability to find or acquire reserves and efficiently produce them.

Average worldwide industry prices for crude oil in 2002 were little changed from 2001. However, the company's average natural gas realization in the United States fell about one third from the prior year and contributed to the decline in the company's U.S. segment income between periods. Segment income in 2002 for

CRUDE OIL PRICES 1986 THROUGH 2002


Dollars per barrel
35
30
25
20
15
10
$28.26
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

The average spot price of West Texas Intermediate, a benchmark crude oil, surged 38 percent in 2002 and continued to rise in 2003.

international operations reflected relatively little change in prices for both crude oil and natural gas.

During 2002, industry price levels for crude oil trended upward from the $20 per-barrel level to about $30. In early March 2003, the spot price for West Texas Intermediate (WTI), a benchmark crude oil was quoted between $35 and $40 per barrel – a 12-year high. Benchmark prices for Henry Hub U.S. natural gas started 2002 in the low-$2 range per thousand cubic feet and also trended upward during the year, to about the $5 level. Through mid-March 2003, the benchmark natural gas price was volatile and averaged about $7 per thousand cubic feet for that period. The relatively strong prices for crude oil in early 2003 in part reflected the geopolitical uncertainty in Iraq and Venezuela. The higher U.S. natural gas price was primarily attributable to falling inventory storage levels reflecting withdrawals to meet the demands of a cold winter over much of the United States.

Segment income during 2002 was also dampened by lower worldwide oil-equivalent production – down 3 percent from 2001 levels. Part of the production decline was the result of OPEC quotas, which accounted for a decrease in Nigeria of about 30,000 barrels of crude oil per day in 2002. Storms in the Gulf of Mexico reduced 2002 oil-equivalent production by about 20,000 barrels per day. The impact of revised terms on a production-sharing contract in Indonesia lowered 2002 net oil-equivalent production by about 25,000 barrels per day. Absent these effects, worldwide oil-equivalent production was at about the same level in both years. The expected production level in 2003 and beyond is uncertain, in part because of the possibility of additional quota adjustments by OPEC and the potential for local civil unrest and changing geopolitics that could cause production disruptions. Capital expenditures are weighted heavily to international areas due to the greater number of economic opportunities.

Downstream Refining, marketing and transportation earnings are closely tied to regional demand and industry refining and marketing margins. Other, company-specific, factors influencing the company's profitability in this segment include the operating efficiencies of its refinery network, including any downtime due to operating incidents and maintenance.

Industry margins worldwide were strong in the early part of 2001 but trended downward worldwide during the year, as worldwide demand for refined products weakened. By early 2002, ChevronTexaco margins were at their lowest levels since the mid-1990s, as weak market conditions would not allow feedstock costs to be fully recovered from consumers of refined products. As a result, worldwide earnings plummeted between 2001 and 2002 to below break-even. Additionally, the decline in earnings from 2001 included the absence of ongoing earnings from U.S. downstream assets that were sold as a condition of the merger. Into early 2003, U.S. refined products margins strengthened on the combined effects of the general strike in Venezuela, colder-than-normal winter weather and low inventory levels. Based on current industry and economic conditions, the company does not expect a rebound of earnings for this segment in 2003 to levels similar to 2001 and 2000.

Chemicals Earnings for the company's Oronite subsidiary improved in 2002, and losses from the 50 percent-owned Chevron Phillips Chemical Co. LLC affiliate were lower. Demand and margins for commodity chemicals have been at low levels for a protracted period, and significant improvement is not expected in the near future.

>TEXACO MERGER TRANSACTION

Basis of Presentation On October 9, 2001, Texaco Inc. (Texaco) became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation. Certain operations that were jointly owned by the combining companies are consolidated in the accompanying financial statements. These operations are primarily those of the Caltex Group of Companies, which was previously owned 50 percent each by Chevron and Texaco. The combination was accounted for as a pooling of interests, and the accompanying audited consolidated financial statements for all periods are presented as if Chevron and Texaco had always been combined.

Merger Effects Under mandate of the Federal Trade Commission (FTC) as a condition to FTC approval of the merger, the company sold its interests in Equilon and Motiva – joint ventures engaged in U.S. downstream businesses – in February 2002, resulting in cash proceeds of $2.2 billion, including dividends due. Indemnification by ChevronTexaco against certain Equilon and Motiva contingent liabilities at the date of sale are discussed in the "Guarantees, Off-Balance-Sheet Arrangements and Contractual Obligations, and Other Contingencies" section beginning on page 40. Other mandated asset dispositions were also completed during 2002. Net income and cash proceeds from these other sales were not material. Net income during 2001 for all assets that were sold as a condition of the merger was approximately $375 million. The net loss on assets sold under the FTC mandate is presented in the 2001 income statement as an extraordinary item.

The company incurred before-tax merger-related expenses of $1.563 billion ($1.136 billion after tax) and $576 million ($386 million after tax) in 2001 and 2002, respectively. Major expenses included employee severance payments; incremental pension and medical plan benefit costs associated with workforce reductions; legal, accounting, Securities and Exchange Commission (SEC) filing and investment banker fees; employee and office relocations; and costs for the elimination of redundant facilities and operations. No significant merger-related expenses are anticipated for 2003.

Included in merger-related expenses were accruals of $891 million and $60 million in 2001 and 2002, respectively, for severance-related benefits for approximately 4,500 employees and other merger-related expenses that will not benefit future operations.

Activity for this accrual balance is summarized in the table below:

Millions of dollars	Amount
Additions – 2001	$ 891
Payments – 2001	(105)
Balance at December 31, 2001	**786**
Additions – 2002	60
Payments – 2002	(470)
Balance at December 31, 2002	**$ 376**

Of the 4,500 employees to be terminated, approximately 450 remained on the payroll at December 31, 2002. The year-end 2002 accrual balance is not expected to be extinguished for approximately two years, reflecting a severance payment deferral option exercised by some employees.

>OPERATING DEVELOPMENTS

Operating developments and events during 2002 and early 2003 included:

Worldwide Oil and Gas Reserves and Production The company added approximately 1.1 billion barrels of oil-equivalent reserves during 2002. These additions equated to 114 percent of production for the year. Included were nearly 600 million barrels of oil-equivalent from major discoveries and extensions in Africa, Australia, Europe and China. Additionally, 500 million barrels were added through improved recovery and expansion projects, primarily in Africa, Eurasia and California. Worldwide oil-equivalent production declined in 2002 about 3 percent, compared with 2001 and about 4 percent compared with 2000. The decreases between years reflect lower U.S. production levels, partially offset by increased international production.

U.S. Gulf of Mexico Two deepwater discoveries were made – Tahiti and Great White – and are in the process of being evaluated. ChevronTexaco, with a 58 percent interest, operates the Tahiti prospect. The company has a one-third non-operated interest in Great White. In December, the company submitted an application to construct and operate the Port Pelican Liquefied Natural Gas (LNG) receiving and regasification terminal, located approximately 50 miles offshore in the Gulf of Mexico. Phase 1 of the project is designed to process up to 800 million cubic feet of natural gas per day and will connect to existing infrastructure along the Gulf Coast. ChevronTexaco's interest is 100 percent. LNG projects like Port Pelican can help offset the effect of an expected long-term decline in the industry's U.S. natural gas production.

Angola The eighth and ninth discoveries – Gabela and Negage – were announced in ChevronTexaco-operated deepwater Block 14. These latest discoveries will be followed by geologic and engineering studies to assess their reserve potential. The company, as operator, holds a 31 percent interest in Block 14.

Nigeria A second oil discovery – Usan – was made in the non-operated deepwater Nigeria Block OPL 222, where the company holds a 30 percent interest. The prospect is approximately 60 miles offshore in a water depth greater than 2,000 feet. The company also confirmed its deepwater Block OPL 213 Aparo oil discovery (100 percent company interest) with a successful appraisal well. The Aparo discovery shares a structure with an adjacent concession and will likely become part of a joint oil development.

U.K. North Sea The company announced first oil from Alba Extreme South, the latest phase in the field's development in which ChevronTexaco, as operator, has a 21 percent interest. The phased development expansion is expected near-term to add more than 50,000 barrels of oil per day to Alba production (100 percent field basis), offsetting existing production declines and maintaining a plateau rate of up to 100,000 barrels of oil per day. The Caledonia Field produced first oil in February 2003 with total production expected to average about 10,000 barrels of crude oil per day during 2003. ChevronTexaco is operator with a 27 percent interest.

Tengiz Following a delay in late 2002, Tengizchevroil (TCO) announced in early 2003 that its partners had approved the detailed engineering and construction of the Second Generation Program and Sour Gas Injection Project. These two projects are expected to increase TCO's oil production capacity from the current rate of about 285,000 barrels per day to between 430,000 and 500,000 barrels per day. Current development plans call for the two projects to be completed mid-2006. ChevronTexaco has a 50 percent ownership interest in TCO.

Australia The People's Republic of China selected the North West Shelf Venture, in which ChevronTexaco has a one-sixth interest, as the sole supplier of LNG to the proposed Guangdong LNG project in southern China. A conditional 25-year LNG Sale and Purchase Agreement for more than 3.9 trillion cubic feet of natural gas (equivalent to about 400 million cubic feet per day) was signed in October.

China The company entered into a unitization agreement with China National Offshore Oil Corp. (CNOOC) in October to jointly develop the Bozhong Field in Bohai Bay. This is the first unitization agreement between CNOOC and a foreign partner. ChevronTexaco holds an approximate 16 percent interest.

U.S. Refining An expansion project to produce low sulfur motor gasoline and diesel at the company's Pascagoula, Mississippi, refinery will become operational during the first quarter of 2003.

Chemicals In Qatar, a world-scale olefins and polyolefins complex is currently being commissioned. The facility is owned and operated by Qatar Chemical Company, a joint venture

NET CRUDE OIL & NATURAL GAS LIQUIDS PRODUCTION*

Thousands of barrels per day


2500
2000
1500
1000
500
0
1,897
98 99 00 01 02

□ United States
□ International

Net liquids production declined about 3 percent in 2002.

Includes equity in affiliates

NET PROVED RESERVES

Millions of OEG* barrels


13000
9750
6500
3250
0
11,891
98 99 00 01 02

□ United States
□ International**

Net proved reserves additions in 2002 equaled 114 percent of oil-equivalent production for the year.

**Oil and equivalent gas*
***Includes equity in affiliates*

between Chevron Phillips Chemical Company LLC (CPChem), the company's 50 percent-owned petrochemical affiliate, and its partner Qatar General Petroleum. CPChem has signed agreements to develop a second petrochemical complex in Qatar. The project will include a world-scale olefins facility, along with derivatives units. Final approvals are anticipated in mid-2004.

U.S. Natural Gas Marketing The company's natural gas purchase and sale agreements with its 26 percent-owned Dynegy affiliate were terminated at the end of January 2003. Under the transition arrangements, Dynegy is to act in an agency role for the company until the contracts become managed by ChevronTexaco Natural Gas – a new wholesale natural gas marketing unit that is expected to be fully operational in April 2003. The contract terminations followed Dynegy's decision to exit the gas trading and marketing business as part of a companywide restructuring plan. See page 37 for information related to the company's investment in Dynegy.

> RESULTS OF OPERATIONS

Major Business Areas The following section presents the results of operations for the company's business segments as well as for the departments and companies managed at the corporate level. To aid in the understanding of changes in segment income between periods, the discussion is in two parts – first, on underlying trends and second, for special items that tended to obscure these trends.

U.S. Exploration and Production

Millions of dollars	2002	2001	2000
Segment Income	**$1,717**	$ 1,779	$3,453
Special Items Included in Segment Income:			
Asset Write-Offs and Revaluations	(183)	(1,168)	(176)
Asset Dispositions	–	49	(107)
Environmental Remediation Provisions	**(31)**	–	–
Prior-Year Tax Adjustments	–	8	–
Total Special Items	**$ (214)**	$(1,111)	$ (283)

Segment income in 2002 reflected significantly lower natural gas realizations and an 11 percent decrease in natural gas production. Also contributing to the earnings decline was lower liquids production, which dropped 2 percent from 2001 levels. Lower earnings in 2001 from 2000 partially resulted from significantly lower liquids realizations and lower oil-equivalent production, offset by higher natural gas prices.

U.S. NATURAL GAS PRICES & PRODUCTION



3500
2800
2100
1400
700
0
7.50
6.00
4.50
3.00
1.50
0.00
2,405
98 99 00 01 02

□ Prices in Dollars per Thousand Cubic Feet (right scale)
□ Production in Millions of Cubic Feet per Day (left scale)

Average prices fell 34 percent; production was down due to normal declines and the effect of storms in the U.S. Gulf of Mexico.

The average natural gas realization was $2.89 per thousand cubic feet in 2002, compared with $4.38 and $3.87 in 2001 and 2000, respectively. The company's average 2002 U.S. liquids realization was $21.34 per barrel, compared with $21.33 in 2001 and $25.61 in 2000.

Net oil-equivalent production averaged 1.002 million barrels per day in 2002, down 6 percent from 2001 and 13 percent from 2000. The net liquids component for 2002 averaged 602,000 barrels per day, down 2 percent from 2001 and 10 percent from 2000. Net natural gas production averaged 2.4 billion cubic feet per day in 2002, down 11 percent from 2001 and 17 percent from 2000. The company's 2002 production of crude oil and natural gas was constrained by tropical storms that occurred in September and October in the Gulf of Mexico. The storms reduced the company's 2002 oil-equivalent production by about 20,000 barrels per day, split equally between liquids and natural gas. The negative impact on the company's net income was about $100 million, including casualty losses for the uninsured portion of property damages and associated costs. In addition to the impacts of the storms on 2002 production, the lower oil-equivalent production reflected normal field declines and the absence of production from assets sold in 2001, partially offset by new and enhanced production in the deepwater and other areas of the Gulf of Mexico. The reductions in net natural gas production reflected, in part, steep decline rates in areas of the Gulf of Mexico Shelf that were brought onto production in late 2000 and early 2001 to take advantage of a period of high natural gas prices.

Special items during the three years included asset write-offs and revaluations resulting mainly from asset impairments caused by write-downs in proved oil and gas reserve quantities for various fields. In 2001, a $1.0 billion impairment was recorded for the Midway Sunset Field in California's San Joaquin Valley, upon determining lower-than-projected oil recovery from the field's steam-injection process.

International Exploration and Production

Millions of dollars	2002	2001	2000
Segment Income*	**$2,839**	$2,533	$3,702
*Includes Foreign Currency Gains	$ 90	$ 181	$ 97
Special Items Included in Segment Income:			
Asset Write-Offs and Revaluations	**$ (100)**	$ (247)	$ –
Asset Dispositions	–	–	80
Prior-Year Tax Adjustments	**(37)**	(125)	–
Total Special Items	**$ (137)**	$ (372)	$ 80

The earnings improvement in 2002 versus 2001 was marginally affected by a combination of higher liquids realizations and natural gas production and lower exploration and income tax expense, offset in part by lower liquids production and natural gas realizations and higher depreciation expense. The earnings decline in 2001 versus 2000 reflected lower average liquids realizations, the effect of which was partially offset by a 3 percent increase in oil-equivalent production and higher natural gas prices.

WORLDWIDE EXPLORATION & PRODUCTION EARNINGS
Millions of dollars



7500
6000
4500
3000
1500
0
$4,556
98 99 00 01 02

□ United States
□ International

Net income improved 6 percent, reflecting lower asset write-downs, which were partially offset by lower oil-equivalent production and lower U.S. natural gas prices.

The average liquids realization, including equity affiliates, was $23.06 per barrel in 2002, compared with $22.17 in 2001 and $26.04 in 2000. The average natural gas realization was $2.14

per thousand cubic feet in 2002, compared with $2.36 in 2001 and $2.09 in 2000.

Daily net liquids production of 1.295 million barrels in 2002 decreased about 4 percent from 1.345 million barrels in 2001 and about 3 percent from 1.330 million barrels in 2000. Production decreases during 2002 in Indonesia, primarily due to changes in contractual terms, and Nigeria, primarily due to OPEC constraints, were slightly offset by increased production in Kazakhstan. During 2001, increases in Kazakhstan more than offset lower volumes from Indonesia.

Net natural gas production of 1.971 billion cubic feet per day in 2002 was up 15 percent from 2001 and more than 26 percent from 2000. A major factor in the 2002 production increase was a full year of new production from the Malampaya Field in the Philippines. Other geographic areas with production increases were Kazakhstan, Nigeria and Australia. These increases were slightly offset by lower production from mature fields in Canada. In 2001, areas with production increases were Kazakhstan, Trinidad and Tobago, South Korea and Canada.

Special-item charges in 2002 for asset write-offs and revaluations were for asset impairments associated with write-downs in quantities of proved oil and gas reserves for fields in Africa and Canada. Special items in 2001 included a $247 million impairment of the LL-652 Field in Venezuela, as slower-than-expected reservoir repressurization resulted in a reduction in the projected volumes of oil recoverable during the company's remaining contract period of operation.

U.S. Refining, Marketing and Transportation

Millions of dollars	2002	2001	2000
Segment (Loss) Income	**$ (398)**	$ 1,254	$ 721
Special Items Included in Segment (Loss) Income:			
Asset Write-Offs and Revaluations	**$ (66)**	$ –	$ –
Environmental Remediation Provisions	**(92)**	(78)	(191)
Litigation and Regulatory	**(57)**	–	(62)
Total Special Items	**$ (215)**	$ (78)	$ (253)

The U.S. refining, marketing and transportation segment loss in 2002 was primarily the result of significantly lower refined product margins. Results for 2001 and 2000 included earnings of $375 million and $215 million, respectively, associated with assets sold as a condition of the merger, which included the company's Equilon and Motiva joint ventures. In addition, sales volumes for operations that were retained following the merger were down in 2002, primarily due to lower fuel oil trading activity and jet fuel sales volumes. The decline in jet fuel sales volumes reflected the weakened travel industry. The earnings increase in 2001 reflected significantly higher gasoline sales margins – especially early in the year – partially offset by weaker distillate sales margins and higher operating expenses. Higher sales volumes also contributed to the improvement in 2001.

Excluding the company's share of sales volumes associated with assets sold as a condition of the merger, refined products sales volumes of 1.610 million barrels per day in 2002 decreased about 4 percent from 2001 and about 2 percent from 2000. The average U.S. refined products sales realization of $34.33 per barrel in 2002 was down from the 2001 average of $36.26 per barrel and down from $39.32 per barrel in 2000.

Special items in 2002 included environmental remediation provisions and asset write-downs for certain refining and marketing assets and a $57 million charge connected with a lawsuit related to groundwater contamination caused by MTBE (methyl tertiary butyl ether), an additive used in the manufacture of certain gasoline.

U.S. GASOLINE & OTHER REFINED PRODUCTS SALES VS. REFINERY RUNS*

Thousands of barrels per day


1800
1500
1200
900
600
300
0
1,610
00
01
02

□ Gasoline
□ Other Refined Products Sales
■ Refinery Runs

Refined products sales volumes were down 4 percent from 2001, primarily due to lower sales of jet fuel and fuel oil partially offset by higher gasoline sales.

**Includes equity in affiliates, except Equilon and Motiva*

WORLDWIDE REFINING, MARKETING & TRANSPORTATION EARNINGS

Millions of dollars


2000
1600
1200
800
400
0
-400
$(367)
98
99
00
01
02

□ United States
□ International

U.S. results turned negative as margins were squeezed. International operations posted a small profit.

>SELECTED OPERATING DATA

	2002	2001	2000
U.S. Exploration and Production			
Net Crude Oil and Natural Gas Liquids Production (MBPD)	**602**	614	667
Net Natural Gas Production (MMCFPD)	**2,405**	2,706	2,910
Natural Gas Sales (MMCFPD)[1]	**5,463**	7,830	7,302
Natural Gas Liquids Sales (MBPD)[1]	**241**	185	170
Revenues from Net Production			
Liquids ($/Bbl)	**$ 21.34**	$ 21.33	$ 25.61
Natural Gas ($/MCF)	**$ 2.89**	$ 4.38	$ 3.87
International Exploration and Production[1]			
Net Crude Oil and Natural Gas Liquids Production (MBPD)	**1,295**	1,345	1,330
Net Natural Gas Production (MMCFPD)	**1,971**	1,711	1,556
Natural Gas Sales (MMCFPD)	**3,131**	2,675	2,398
Natural Gas Liquids Sales (MBPD)	**131**	115	67
Revenues from Liftings			
Liquids ($/Bbl)	**$ 23.06**	$ 22.17	$ 26.04
Natural Gas ($/MCF)	**$ 2.14**	$ 2.36	$ 2.09
Other Produced Volumes (MBPD)[2]	**97**	105	123
U.S. Refining, Marketing and Transportation[1,3]			
Gasoline Sales (MBPD)	**733**	709	717
Other Refined Products Sales (MBPD)	**877**	974	934
Refinery Input (MBPD)	**979**	983	943
Average Refined Products Sales Price ($/Bbl)	**$ 34.33**	$ 36.26	$ 39.32
International Refining, Marketing and Transportation[1]			
Refined Products Sales (MBPD)	**2,258**	2,454	2,521
Refinery Input (MBPD)	**1,100**	1,136	1,150

MBPD = Thousands of barrels per day; MMCFPD = Millions of cubic feet per day; Bbl = Barrel; MCF = Thousands of cubic feet.
[1] Includes equity in affiliates, except as explained in footnote 3.
[2] Represents total field production under the Boscan operating service agreement in Venezuela, and in 2000 included a Colombian operating service agreement.
[3] Excludes Equilon and Motiva pre-merger.

International Refining, Marketing and Transportation

Millions of dollars	2002	2001	2000
Segment Income*	**$ 31**	$ 560	$ 414
*Includes Foreign Currency (Losses) Gains:	**$ (176)**	$ 23	$ 107
Special Items Included in Segment Income:			
Asset Write-Offs and Revaluations	**(136)**	(46)	(112)
Prior-Year Tax Adjustments	**–**	8	–
Total Special Items	**$ (136)**	$ (38)	$ (112)

The international refining, marketing and transportation segment includes the company's consolidated refining and marketing businesses, international marine operations, international supply and trading activities, and equity earnings of affiliates, primarily in the Asia-Pacific region.

Earnings in 2002 included foreign currency losses of $176 million, compared with gains of $23 million and $107 million in 2001 and 2000, respectively. Currency losses in 2002 occurred mainly in Brazil, New Zealand, Australia, South Korea and the United Kingdom.

Income in most of the company's operating areas declined in 2002, with the exception of Latin America, where earnings increased. In the areas with lower earnings, supply-demand fundamentals did not allow the immediate recovery of rising crude oil costs in the marketplace, with product price changes lagging those for feedstock costs. This condition reflected weak demand, stiff competition and, in some areas, regulated price environments. Lower refining margins in 2002 reflected continued excess refining capacity in these regions. The improved results in Latin America for 2002 were primarily from reduced operating expenses, offset slightly by lower product margins and lower volumes. Results from the company's international shipping operations also declined in 2002, compared with 2001, primarily on lower freight rates.

INTERNATIONAL SALES OF REFINED PRODUCTS
Thousands of barrels per day


2800
2100
1400
700
0
2,258
98 99 00 01 02

International sales volumes fell about 8 percent due to weakened economies.

After excluding the effects of foreign currency gains in both 2001 and 2000 for the segment as a whole, results for 2001 were significantly improved because of improved marketing margins, particularly early in the year. Partially offsetting the marketing improvement were higher operating costs and somewhat lower refining margins.

Total international refined products sales volumes were 2.258 million barrels per day in 2002, down about 8 percent from 2.454 million in 2001 and about 10 percent from 2.521 million in 2000. Weak economic conditions continued to dampen demand in 2002.

The special item amount in 2002 was for a write-down of the company's investment in its publicly traded Caltex Australia affiliate to its fair value, as a result of protracted weak business conditions in the Australian downstream markets. The write-down was based on management's judgment that the decline in the investment's fair value below its carrying value was deemed to be other than temporary. Special items in 2001 included the impairment of refinery assets in Central America. The special item asset write-offs and revaluations in 2000 included impairments of marketing assets in eastern Europe and Central America.

WORLDWIDE CHEMICALS EARNINGS*
Millions of dollars


150
100
50
0
-50
-100
-150
$86
98 99 00 01 02

Although improved from 2001, the commodity chemicals business suffered from weak demand, industry overcapacity and low margins.

**Includes equity in affiliates*

Chemicals

Millions of dollars	2002	2001	2000
Segment Income (Loss)*	**$ 86**	$ (128)	$ 40
**Includes Foreign Currency Gains (Losses):*	**$ 3**	$ (3)	$ (2)
Special Items Included in Segment Income (Loss):			
Asset Write-Offs and Revaluations	**$ –**	$ (96)	$ (90)

Chemicals includes the company's Oronite subsidiary, the petrochemicals business prior to its contribution to CPChem in July 2000 and equity earnings in CPChem from that date. Results for all years reflect a protracted period of generally weak demand for commodity chemicals and industry over-capacity. Results for both CPChem and the company's Oronite subsidiary improved in 2002 primarily on lower feedstock and utility costs.

Special items in 2001 and 2000 included write-downs of the CPChem Puerto Rico operations. There were no special items in 2002.

All Other

Millions of dollars	2002	2001	2000
Segment Charges*	**$ (3,143)**	$ (2,710)	$ (603)
*Includes Foreign Currency Gains (Losses):	$ 40	$ (10)	$ (20)
Special Items Included in Segment Charges:			
Asset Write-Offs and Revaluations	**$ (2,157)**	$ (152)	$ 77
Asset Dispositions	**(149)**	–	99
Prior-Year Tax Adjustments	**97**	104	107
Environmental Remediation	**(37)**	–	(73)
Merger-Related Expenses	**(386)**	(1,136)	–
Extraordinary Loss from Merger-Related Asset Sales	**–**	(643)	–
Other	**–**	–	70
Total Special Items	**$ (2,632)**	$ (1,827)	$ 280

All Other consists of the company's equity interest in Dynegy, coal mining operations, power and gasification ventures, worldwide cash management and debt financing activities, corporate administrative costs, insurance operations, real estate activities, and technology companies.

Aside from the effect of special items, the change between 2001 and 2002 reflected primarily the favorable effect of lower corporate charges, including an increase in favorable tax adjustments of $245 million and lower net interest expense of $71 million, offset, in part, by a decline in the company's share of Dynegy's operating results.

During 2002, Dynegy results were severely affected by a downturn in the energy merchant sector, which was characterized by lower liquidity levels, reduced power prices and credit concerns. Special items in 2002 included $2.306 billion related to Dynegy, composed of $1.626 billion for the write-down of the company's investment in Dynegy common and preferred stock to their estimated fair values and $680 million for the company's share of items Dynegy classified as special for asset write-downs and revaluations and a loss on an asset sale. Refer to page 37 for further information relating to the company's investments in Dynegy.

Consolidated Statement of Income In the following table, amounts for special items by income statement category are shown to assist in the explanation of changes in those categories between periods. In addition to the effects of special items shown in the table, separately disclosed on the face of the Consolidated Income Statement, are merger-related expenses, write-downs of investments in equity affiliates and the extraordinary after-tax loss on the sale of assets mandated as a condition of the merger. These matters are discussed elsewhere in this discussion and in Note 2 to the Consolidated Financial Statements on page 56.

Millions of dollars	2002	2001	2000
Income from equity affiliates	**$ 111**	$ 1,144	$ 1,077
Memo: Special charges, before tax	**693**	123	141
Other income	**$ 247**	$ 692	$ 958
Memo: Special gains, before tax	**–**	84	356
Operating expenses	**$ 7,848**	$ 7,650	$ 8,323
Memo: Special charges, before tax	**259**	25	394
Selling, general and administrative expenses	**$ 4,155**	$ 3,984	$ 3,626
Memo: Special charges, before tax	**180**	139	94
Depreciation, depletion and amortization	**$ 5,231**	$ 7,059	$ 5,321
Memo: Special charges, before tax	**298**	2,294	561
Interest and debt expense	**$ 565**	$ 833	$ 1,110
Memo: Special charges, before tax	**–**	–	4
Minority interest	**$ 57**	$ 121	$ 111
Memo: Special gains, before tax	**–**	–	9
Taxes other than on income	**$ 16,689**	$ 15,156	$ 15,827
Memo: Special charges, before tax	**–**	12	–
Income tax expense	**$ 3,024**	$ 4,360	$ 6,322
Memo: Special gains	**604**	1,193	451

Explanations are provided below of variations between years for the amounts in the table above – after consideration of the effects of special items – as well as for other income statement categories.

Sales and other operating revenues were $99 billion in 2002, compared with $104 billion in 2001 and $117 billion in 2000. Revenues from worldwide upstream operations decreased 27 percent on lower prices for natural gas, particularly in the United States. Sales volumes of natural gas were also down in the United States. Downstream sales and other operating revenues were about 6 percent higher in 2002, primarily on higher prices for refined products in the fourth quarter of 2002. Total sales and other operating revenues in 2001 declined from 2000 on lower average realizations for crude oil and refined products.

Income from equity affiliates declined in 2002, reflecting the absence of earnings from assets sold as a condition of the merger and lower earnings from Dynegy. Equity income increased marginally in 2001 on the strength of improved earnings for Equilon, Motiva and Dynegy, partially offset by lower earnings for TCO and LG-Caltex and by larger losses from CPChem.

Other income decreased in 2002 as a result of lower interest income, changes in net foreign exchange gains and losses, and net gains and losses from asset sales.

Foreign currency losses in 2002 were $43 million, compared with gains of $191 million and $182 million in 2001 and 2000, respectively. In 2002, net gains from fluctuations of the U.S. dollar against the Argentine peso, which began to float against the dollar during the year, were more than offset by losses related to currencies of most other countries in which the company has significant operations.

Purchased crude oil and products costs of $57 billion in 2002 were 5 percent lower than 2001 – primarily due to lower natural gas prices and sales volumes – and about 18 percent lower than

2000 – primarily due to lower crude oil and natural gas prices and lower natural gas volumes.

Operating, selling, general and administrative expenses benefited from merger synergy savings, which were substantially offset by increases related to pension expense, payroll and other employee benefits.

Exploration expenses were $0.6 billion in 2002, compared with $1.0 billion in 2001 and $0.9 billion in 2000. In 2002, well write-offs and other exploration expenses were $358 million and $90 million lower, respectively, compared with 2001. The reduced

OPERATING, SELLING & ADMINISTRATIVE EXPENSES
Millions of dollars


14000
12000
10000
8000
6000
4000
2000
0
$12,003
98 99 00 01 02

Operating, selling and administrative expenses were up about 3 percent, mainly the result of an increase in special-item charges.

EXPLORATION EXPENSES
Millions of dollars


1200
1000
800
600
400
200
0
$591
98 99 00 01 02
United States
International

Exploration expenses declined in 2002 as the company evaluates its portfolio and concentrates efforts on the most promising projects.

expenses in 2002 reflect, in part, the high-grading of the company's exploration portfolio following the merger. In 2001, well write-offs were $184 million higher compared with 2000, which more than offset declines in other exploration expenses.

Depreciation, depletion and amortization expense increased for international upstream operations in 2002, but this effect was slightly offset by lower expenses in the U.S. upstream segment. In 2001, the absence of charges relating to chemicals assets contributed to the CPChem joint venture, which was formed in mid-2000, was essentially offset by increases in amounts for other segments.

Interest and debt expense was $0.6 billion in 2002, compared with $0.8 billion in 2001 and $1.1 billion in 2000. The declines between periods primarily reflected lower average interest rates on debt.

Income tax expense for each year corresponded to effective tax rates of 45 percent in each year after taking into account the effect of special items. See also Note 15 to the Consolidated Financial Statements.

>INFORMATION RELATED TO INVESTMENT IN DYNEGY INC.

ChevronTexaco owns approximately 26 percent of the common stock of its Dynegy affiliate, an energy merchant engaged in power generation, natural gas liquids and regulated energy delivery. The company also holds $1.5 billion aggregate principal amount of Dynegy preferred stock, which is due to be redeemed at par in November 2003.

As a result of a collapse of the U.S. merchant-energy sector during 2002, Dynegy experienced a significant reduction in the value of its common stock, as well as a marked reduction in available liquidity. This resulted in limited access by Dynegy to the capital markets and an increasing use of its assets as collateral for its liabilities. Dynegy is also the subject of regulatory investigations and is the defendant in a number of lawsuits seeking large damage amounts. During 2002, debt ratings of Dynegy securities were downgraded below investment-grade level. Dynegy's ability to meet its obligations in a timely fashion depends in part on completion of its announced plans for recapitalization and restructuring of the business. The company does not currently anticipate that Dynegy will have sufficient liquidity to redeem the preferred stock when due.

ChevronTexaco's net income for 2002 included special charges of $2.306 billion related to Dynegy. These charges were composed of $1.626 billion for the company's write-down of the combined investment in Dynegy common and preferred stock, and $680 million for the company's share of Dynegy's own special items during the year. The write-down of the company's investments in Dynegy during 2002 was required because the declines in the fair values of the common and preferred stock investments below their respective carrying values were deemed to be other than temporary.

Additional write-downs of the investments in Dynegy would be required to the extent the fair values of the Dynegy securities at the end of any subsequent period were below their respective carrying values at that time, and the declines in value were deemed to be other than temporary. In the event Dynegy records losses in future periods, the company's share of those losses would be recorded first against any remaining carrying value of the common stock and then against the carrying value of the preferred stock.

At December 31, 2002, the remaining book value of the company's investment in Dynegy was $347 million – composed of $300 million for the preferred stock and $47 million for the common stock. The market value of ChevronTexaco's share of Dynegy common stock was $114 million, based on equivalent closing market prices. No quoted market price exists for the preferred stock. Refer to "Dynegy Preferred Stock Investment" on page 42 for a description of the methodology used to estimate the fair value at December 31, 2002.

For the common and preferred stock, if future declines in the fair value are deemed other than temporary, a charge would be recorded against income. However, the effect of a temporary decline, or any increase, in fair value of the preferred stock would be recorded in "Other comprehensive income" and would be recognized in income at the time of redemption or disposition of the security, or in the event of a further other-than-temporary decline in its fair value.

At December 31, 2002, the carrying value of the common stock investment was approximately $500 million below the company's proportionate amount of Dynegy net equity. This difference will be accreted to income over the estimated economic life of the underlying net assets in the absence of any future impairment of the investment.

At the request of Dynegy, its independent accountant is conducting a re-audit of the 1999–2001 financial statements, which has resulted thus far in certain restatements of prior periods. To date, ChevronTexaco's share of the known restatements has not been material and, accordingly, prior periods in the accompanying Consolidated Financial Statements have not been restated. Upon conclusion of the audit, the independent accountants will perform reviews of the 2002 quarterly financial statements. The results of these audits and reviews may require further restatements by Dynegy. ChevronTexaco will evaluate the effects on its Consolidated Financial Statements at that time.

>LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities were $3.8 billion and $3.2 billion at December 31, 2002 and 2001, respectively. Cash provided by operating activities in 2002 was $9.9 billion, compared with $11.5 billion in 2001 and $13.5 billion in 2000. The 2002 decline in cash provided by operating activities mainly reflected lower earnings in the U.S. upstream and worldwide downstream businesses. Cash provided by asset sales was $2.3 billion in 2002, $0.3 billion in 2001 and $1.2 billion in 2000. In February 2002, the company received proceeds of $2.2 billion, including dividends due, from the FTC-mandated sale of the company's investments in Equilon and Motiva. In 2002, these proceeds and cash provided by operating activities generated sufficient funds for the company's capital and exploratory expenditure program, the payment of dividends to stockholders, and a reduction in overall debt levels.

CASH PROVIDED BY OPERATING ACTIVITIES
Millions of dollars


15000
12000
9000
6000
3000
0
$9,941
98
99
00
01
02

Lower earnings reduced the company's operating cash flows.

Dividends ChevronTexaco made payments of $2.991 billion, $2.858 billion and $2.789 billion for dividends or distributions for common stock, preferred stock and minority interests in 2002, 2001 and 2000, respectively.

TOTAL INTEREST EXPENSE & TOTAL DEBT AT YEAR-END
Millions of dollars


20000
15000
10000
5000
0
1500
1200
900
600
300
0
$16,269
98
99
00
01
02

□ Total Interest Expense (right scale)
□ Total Debt (left scale)

Interest expense fell 32 percent on lower interest rates and lower debt levels.

Debt, Lease and Minority Interest Obligations ChevronTexaco's total debt and capital lease obligations were $16.3 billion at December 31, 2002, down from $17.4 billion at year-end 2001. The company also had minority interest obligations of $303 million, up from $283 million at December 31, 2001.

The company's debt and capital lease obligations due within one year, consisting primarily of commercial paper and the current portion of long-term debt, totaled $9.5 billion at December 31, 2002, down from $11.6 billion at the end of 2001. Of these totals, $4.1 billion and $3.2 billion were reclassified to long-term at the end of each period, respectively. Settlement of these obligations is not expected to require the use of working capital in 2003, as the company has the intent and the ability, as evidenced by committed credit facilities, to refinance them on a long-term basis. The company's practice has been to continually refinance its commercial paper, maintaining levels it believes appropriate.

At year-end 2002, ChevronTexaco had $4.1 billion in committed credit facilities with various major banks, which permit the refinancing of short-term obligations on a long-term basis. These facilities support commercial paper borrowings and also can be used for general credit requirements. No borrowings were outstanding under these facilities during the year or at year-end 2002.

During 2002, the company increased the total value of "shelf" registrations on file with the Securities and Exchange Commission (SEC) by $2.0 billion, to $4.8 billion. At December 31, 2002, the company had three existing effective shelf registrations on file with the SEC that together would permit additional registered debt offerings up to an aggregate of $2.8 billion of securities.

The company issued $2.0 billion of 3.5 percent Guaranteed Notes Due 2007 under a shelf registration in 2002. The proceeds from this issue are expected to be used to retire commercial paper. Repayments of long-term debt in 2002 included $250 million of Texaco North Sea U.K. notes, $285 million of Texaco Capital Inc. bonds, $192 million of New Zealand debt, $120 million of Philippine debt, $114 of South African debt and $100 million of ChevronTexaco Corporation 8.11 percent notes. The change in long-term debt during 2002 also included a noncash reduction of $100 million in the company-guaranteed Employee Stock Ownership Plan (ESOP) debt.

In February 2003, the company redeemed $200 million of Texaco Capital Inc. bonds originally due in 2033. Under a shelf registration also in February, the company issued $750 million of 3.375 percent bonds due in February 2008. The company plans to use the proceeds from this issuance to pay down outstanding commercial paper borrowings.

ChevronTexaco's senior debt is rated AA by Standard and Poor's Corporation and Aa2 by Moody's Investor Service. Bonds issued by Texaco Inc. are rated Aa3. ChevronTexaco's U.S. commercial paper is rated A-1+ by Standard and Poor's and Prime 1 by Moody's, and the company's Canadian commercial paper is rated R-1 (middle) by Dominion Bond Rating Service. All of these ratings denote high-quality, investment-grade securities.

The company's future debt level is dependent primarily on results of operations, the capital-spending program and cash that may be generated from asset dispositions. The company believes it has substantial borrowing capacity to meet unanticipated cash requirements, and during periods of low prices for crude oil and natural gas and narrow margins for refined products and commodity chemicals, it has the flexibility to increase borrowings and/or modify capital-spending plans to continue paying the common stock dividend and maintain the company's high-quality debt ratings.

Pension Obligations Based on the expected changes in plan asset values and pension obligations in 2003, the company does not believe any significant funding of its pension plans will be required during the year. Additional funding may ultimately be required in subsequent periods if investment returns are insufficient to offset increases in the plans' obligations. Refer also to the discussion of pension accounting in "Application of Critical Accounting Policies" on page 44.

Capital and exploratory expenditures for 2002 totaled $9.3 billion, including the company's equity share of affiliates' expenditures. Capital and exploratory expenditures were $12.0 billion in 2001 and $9.5 billion in 2000. The company's equity share of affiliates' expenditures, which did not require cash outlays by the company, were $1.4 billion, $1.7 billion and $1.2 billion in 2002, 2001 and 2000, respectively. Expenditures of $6.3 billion in 2002 for exploration and production activities represented 68 percent of total outlays in 2002, compared with 59 percent in 2001 and 66 percent in 2000. International exploration and production spending of $4.4 billion was 70 percent of worldwide exploration and production expenditures in 2002, compared with 66 percent in 2001 and 62 percent in 2000, reflecting the company's continuing focus on international exploration and production activities. Expenditures in 2002 included lower additional investments in equity affiliates than in 2001, reflecting the absence of the company's share of expenditures in its Equilon and Motiva investments, which were sold as a condition of the merger. The 2001 expenditures included additional investments in TCO and Dynegy, including the purchase of $1.5 billion of Dynegy preferred stock.

The company estimates 2003 capital and exploratory expenditures will be $8.5 billion, which is about 8 percent lower than expenditures in 2002. Included in this amount is about $1.6 billion in affiliates' expenditures. About $6.4 billion, or 75 percent of the total, is budgeted for exploration and production activities, with $4.7 billion of that outside the United States. Worldwide exploration and production expenditures will target the most promising exploratory prospects in Nigeria, Angola and deepwater Gulf of Mexico and major development projects in Kazakhstan, Venezuela and Africa. Worldwide downstream spending is estimated to be $1.3 billion, with about $1.1 billion of the amount on refining and marketing and $200 million on transportation projects. Investments in chemicals are budgeted at $300 million. Estimates for power and related businesses are $300 million, down from about $600 million in 2002. The remaining $200 million is primarily for emerging technologies and information technology infrastructure.

EXPLORATION & PRODUCTION – CAPITAL & EXPLORATORY EXPENDITURES*

Millions of dollars


8000
6000
4000
2000
0
$6,283
98 99 00 01 02
United States
International

International projects accounted for 70 percent of exploration and production expenditures in 2002.

*Includes equity in affiliates

Capital and Exploratory Expenditures

Millions of dollars	2002 U.S.	2002 International	2002 Total	2001 U.S.	2001 International	2001 Total	2000 U.S.	2000 International	2000 Total
Exploration and Production	**$1,888**	**$4,395**	**$6,283**	$2,420	$4,709	$7,129	$2,354	$3,897	$6,251
Refining, Marketing and Transportation	**750**	**882**	**1,632**	873	1,271	2,144	919	1,121	2,040
Chemicals	**272**	**37**	**309**	145	34	179	135	51	186
All Other	**811**	**220**	**1,031**	2,570	6	2,576	891	152	1,043
Total	**$3,721**	**$5,534**	**$9,255**	$6,008	$6,020	$12,028	$4,299	$5,221	$9,520
Total, Excluding Equity in Affiliates	**$3,268**	**$4,634**	**$7,902**	$4,934	$5,382	$10,316	$3,594	$4,697	$8,291

>FINANCIAL RATIOS

Current Ratio – current assets divided by current liabilities. Generally, two items adversely affect ChevronTexaco's current ratio, but in the company's opinion do not affect its liquidity. First, current assets in all years included inventories valued on a LIFO basis, which at year-end 2002 were lower than replacement costs, based on average acquisition costs during the year, by nearly $1.6 billion. Second, the company benefits from lower interest rates available on short-term debt by continually refinancing its commercial paper; however, the company's proportionately large amount of short-term debt keeps its current ratio at relatively low levels.

TOTAL DEBT TO TOTAL DEBT-PLUS-EQUITY RATIO

Millions of dollars/Percent


60000
45000
30000
15000
0
50
40
30
20
10
0
$47,873
98 99 00 01 02
Debt (left scale)
Stockholders' Equity (left scale)
Ratio (right scale)

ChevronTexaco's ratio of debt to debt-plus-equity at year-end 2002 was 34 percent, about the same as year-end 2001.

Interest Coverage Ratio – income before income tax expense, plus interest and debt expense and amortization of capitalized interest, divided by before-tax interest costs. ChevronTexaco's interest coverage ratio was lower in 2002, primarily due to lower before-tax income partially offset by lower interest expense as a result of lower interest rates.

Debt Ratio – total debt divided by total debt plus equity. This ratio was 34 percent at December 31, 2002, compared to 33.9 percent a year earlier.

Financial Ratios

At December 31	2002	2001	2000
Current Ratio	**0.9**	0.9	1.1
Interest Coverage Ratio	**7.6**	9.6	12.5
Total Debt/Total Debt Plus Equity	**34.0%**	33.9%	32.3%

>GUARANTEES, OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS, AND OTHER CONTINGENCIES

*Direct or Indirect Guarantees**

Millions of dollars		Commitment Expiration by Period			
	Total	2003	2004 – 2006	2007	After 2007
Guarantees of non-consolidated affiliates or joint venture obligations	$1,038	$346	$131	$50	$511
Guarantees of obligations of third parties	437	218	73	15	131
Guarantees of Equilon debt and leases	369	23	70	22	254

*The above amounts exclude indemnifications of contingencies associated with the sales of the company's interests in Equilon and Motiva.

At December 31, 2002, the company and its subsidiaries provided guarantees, either directly or indirectly, of $1.038 billion for notes and other contractual obligations of affiliated companies and $806 million for third parties, as discussed by major category below. There are no amounts being carried as liabilities for the company's obligations under these guarantees.

Of the guarantees issued in regard to affiliates' operations, $775 million relates to borrowings for capital projects or general corporate purposes. These guarantees were undertaken to achieve lower interest rates and generally cover the construction period of the capital projects. Approximately 50 percent of the amounts guaranteed will expire within the 2003–2006 period, with the remaining guarantees expiring by the end of 2015. Under the terms of the guarantees, the company would be required to perform should an affiliate be in default of its loan terms, generally for the full amounts disclosed. There are no provisions for recourse to third parties, and no assets are held as collateral for these guarantees.

The company provides guarantees of $263 million relating to obligations in connection with pricing of power purchase agreements for certain of its cogeneration affiliates. Under the terms of these guarantees, the company may be required to make payments under certain conditions if the affiliates do not perform under the agreements. There are no provisions for recourse to third parties, and no assets are held as collateral for these pricing guarantees.

Guarantees of $437 million have been issued in regard to obligations of third parties, including approximately $100 million of construction loans to host governments in the company's international upstream operations. The remaining guarantees of $337 million were provided principally as conditions of sale of the company's interest in certain operations, to provide a source of liquidity to the guaranteed parties and in connection with company marketing programs. No amounts of the company's obligations under these guarantees are recorded as liabilities. Approximately half of the total amounts guaranteed will expire in 2003, with the remainder expiring after 2007. The company would be required to perform under the terms of the guarantees should an entity be in default of its loan or contract terms, generally for the full amounts disclosed. Approximately $200 million of the guarantees have recourse provisions, which enable the company to recover any payments made under the terms of the guarantees from securities held over the guaranteed parties' assets.

Guarantees of $369 million relate to Equilon debt and leases. In connection with the February 2002 disposition of its interest in Equilon, Shell Oil Company agreed to indemnify the company against any claims arising out of these guarantees. The company has not recorded a liability for these guarantees. Guarantees on approximately 30 percent of the debt and leases will expire within the 2003–2007 period, with the guarantees of the remaining amounts expiring by 2024.

Indemnities The company also provided certain indemnities of contingent liabilities of Equilon and Motiva to Shell Oil Company and Saudi Refining Inc. in connection with the February 2002 sale of the company's interests in those investments. The indemnities cover contingent general liabilities, certain contingent environmental liabilities and liabilities associated with the Unocal patent litigation. The company would be required to perform should the contingent general liabilities become actual liabilities within 18 months of the sale and could be required to make maximum future payments of $300 million. The company has not recorded liabilities for these contingencies. There are no recourse provisions enabling recovery of any amounts from third parties nor are any assets held as collateral. Within five years of the February 2002 sale, at the buyer's option, the company also may be required to purchase certain assets from Shell Oil Company for their net book value, as determined at the time of the company's purchase.

The indemnities pertaining to the contingent environmental liabilities relate to assets originally contributed by Texaco to the Equilon and Motiva joint ventures and environmental conditions that existed prior to the formation of Equilon and Motiva or that occurred during the periods of ChevronTexaco's ownership interests in the joint ventures. In general, the environmental conditions or events that are subject to these indemnities must have arisen prior to December 12, 2001. Claims relating to Equilon must be asserted no later than February 13, 2009, and claims relating to Motiva must be asserted no later than February 13, 2012. Under the terms of the indemnities, there is no maximum limit on the amount of potential future payments. The company has not recorded any liabilities for possible claims under these indemnities. The amounts indemnified are to be net of amounts recovered from insurance carriers and others and net of liabilities recorded by Equilon or Motiva prior to September 30, 2001, for any applicable incident. The company holds no assets as collateral. During 2002, the company made no payments under the above indemnities.

Securitization In other off-balance-sheet arrangements, the company securitizes certain retail and trade accounts receivable in its U.S. downstream business through the use of qualifying special purpose entities (SPEs). At December 31, 2002, approximately $1 billion, representing about 11 percent of ChevronTexaco's total current accounts receivable balance, were securitized. ChevronTexaco's total estimated financial exposure under these arrangements at December 31, 2002, was approximately $75 million. These arrangements have the effect of accelerating ChevronTexaco's collection of the securitized amounts. In the event of the SPEs experiencing major defaults in the collection of receivables, ChevronTexaco believes that it would have no loss exposure connected with third-party investments in these securitization arrangements.

Long-Term Unconditional Purchase Obligations and Commitments, Throughput Agreements and Take-or-Pay Agreements. The company and its subsidiaries have entered into long-term unconditional purchase obligations and commitments, throughput agreements, and take-or-pay agreements, some of which relate to suppliers' financing arrangements. These agreements typically provide goods and services, such as pipeline and storage capacity, utilities, and petroleum products to be used or sold in the ordinary course of the company's business. The aggregate amounts of estimated payments that will be required over the life of the agreements is approximately $9 billion. The most significant take-or-pay agreement calls for the company to purchase approximately 55,000 barrels per day of refined products from an equity affiliate refiner in Thailand. This purchase agreement is in conjunction with the financing of a refinery owned by the affiliate, which is due in 2009. The future estimated commitments under this contract are: 2003 – $800 million; 2004 – $800 million; 2005 – $900 million; 2006 – $900 million; 2007 – $900 million; 2008 and 2009 – $1.8 billion.

The following table summarizes the company's significant contractual obligations:

Contractual Obligations

Millions of dollars					Payments Due by Period
	Total	2003	2004 – 2006	2007	After 2007
On balance sheet:					
Short-term debt	$ 3,786	$3,786	$ –	$ –	$ –
Redeemable long-term debt	787	787	–	–	–
Current portion of long-term debt and capital leases	785	785	–	–	–
Long-term debt[1,2]	10,666	–	1,592	2,192	6,882
Noncancelable capital lease obligations	245	–	83	21	141
Redemption of subsidiary's preferred shares	234	75	124	–	35
Off balance sheet:					
Noncancelable operating lease obligations	2,203	360	869	214	760
Unconditional purchase obligations	1,373	393	603	84	293
Throughput and take-or-pay agreements	7,481	927	3,037	1,012	2,505

[1] Includes $4.110 billion of short-term debt that the company expects to continually refinance and will not have to repay until after 2007.
[2] Includes guarantees of $385 million of LESOP debt, $25 million due in 2004 and $360 million due after 2007.

Minority Interests Preferred shares issued by subsidiary companies to third parties are accounted for as minority interest. MVP Production Inc., a subsidiary, has variable rate cumulative preferred shares of $75 million owned by one minority holder. The shares are voting and are redeemable in 2003. Texaco Capital LLC, a wholly owned finance subsidiary, has issued $65 million of deferred preferred shares. Dividends of $59 million, equivalent to an interest rate of 7.17 percent compounded annually, will be paid at the redemption date of February 28, 2005, unless earlier redemption occurs.

>FINANCIAL AND DERIVATIVE INSTRUMENTS

Commodity Derivative Instruments ChevronTexaco is exposed to market risks related to the volatility of crude oil, refined products, natural gas and refinery feedstock prices. The company uses derivative commodity instruments to manage its exposure to price volatility on a small portion of its activity, including firm commitments and anticipated transactions for the purchase or sale of crude oil, feedstock purchases for company refineries, crude oil and refined products inventories, and fixed-price contracts to sell natural gas and natural gas liquids.

ChevronTexaco also uses derivative commodity instruments for trading purposes, and the results of this activity were not material to the company's financial position, results of operations or cash flows in 2002.

The company's positions are monitored and managed on a daily basis by an internal risk control group to ensure compliance with the company's risk management policy that has been approved by the company's Board of Directors.

The derivative instruments used in the company's risk management and trading activities consist mainly of futures contracts traded on the New York Mercantile Exchange and the International Petroleum Exchange, crude oil and natural gas swap contracts, options, and other derivative products entered into principally with major financial institutions and other oil and gas companies. Virtually all derivatives beyond those designated as normal purchase and normal sale contracts are recorded at fair value on the Consolidated Balance Sheet with resulting gains and losses reflected in income. Fair values are derived principally from market quotes and other independent third-party quotes.

The aggregate effect on derivative activity of a hypothetical 15 percent change in prices for natural gas, crude oil and petroleum products would not be material to the company's financial position, net income or cash flows. The hypothetical loss on the related commodity contracts was estimated by calculating the cash value of the contracts as the difference between the hypothetical and contract delivery prices, multiplied by the contract amounts.

Foreign Currency The company enters into forward exchange contracts, generally with terms of 180 days or less, to manage some of its foreign currency exposures. These exposures include revenue and anticipated purchase transactions, including foreign currency capital expenditures and lease commitments forecasted to occur within 180 days. The forward exchange contracts are recorded at fair value on the Consolidated Balance Sheet with resulting gains and losses reflected in income.

The aggregate effect on foreign currency swaps of a hypothetical adverse change of 10 percent to year-end exchange rates (a weakening of the U.S. dollar) would not be material to the company's financial position, results of operations or cash flows.

Interest Rates The company enters into interest rate swaps as part of its overall strategy to manage the interest rate risk on its debt. Under the terms of the swaps, net cash settlements are based on the difference between fixed-rate and floating-rate interest amounts calculated by reference to agreed notional principal amounts. Interest rate swaps hedging a portion of the company's fixed-rate debt are accounted for as fair value hedges, whereas interest rate swaps relating to a portion of the company's floating-rate debt are recorded at fair value on the Consolidated Balance Sheet with resulting gains and losses reflected in income. During 2002, no new swaps were initiated in connection with debt issues in the year. At year-end 2002, the weighted average maturity of interest rate swaps was approximately 5.6 years.

A hypothetical 10 percent increase in interest rates upon the interest rate swaps would cause the fair value of the "receive fixed" swaps to decline. The aggregate effect of these changes would not be material to the company's financial position, results of operations or cash flows.

Dynegy Preferred Stock Investment The company's $1.5 billion investment in mandatorily redeemable convertible preferred stock of Dynegy was carried at an estimated fair value of $300 million at December 31, 2002. Because the investment is not publicly traded, an estimate of its fair value was required. This estimate was based on a comparison to the pricing of marketable Dynegy bonds and an added factor for an estimated liquidity discount. Other methodologies could have resulted in a higher or lower fair-value estimation. See also page 37 for further information about Dynegy.

>TRANSACTIONS WITH RELATED PARTIES

ChevronTexaco enters into a number of business arrangements with related parties, principally its equity affiliates. These arrangements include long-term supply or offtake agreements. In the United States, long-term agreements have been in place with Dynegy for the purchase of substantially all natural gas and natural gas liquids produced by the company in the United States, excluding Alaska, and the supply of natural gas and natural gas liquids feedstocks to the company's U.S. refineries and chemicals plants. In 2003, ChevronTexaco and Dynegy agreed to terminate the natural gas sale and purchase agreements at the end of January 2003. Internationally, there are long-term purchase agreements in place with the company's refining affiliate in Thailand. See page 41 for further discussion. Management believes the foregoing agreements and others have been negotiated on terms consistent with those that would have been negotiated with an unrelated party.

>LITIGATION AND OTHER CONTINGENCIES

Unocal Patent Litigation Chevron, Texaco and four other oil companies (refiners) filed suit in 1995 contesting the validity of a patent ('393' patent) granted to Unocal Corporation (Unocal) for certain reformulated gasoline blends. ChevronTexaco sells reformulated gasolines in California in certain months of the year. In March 2000, the U.S. Court of Appeals for the Federal Circuit upheld a September 1998 District Court decision that Unocal's patent was valid and enforceable and assessed damages of 5.75 cents per gallon for gasoline produced during the summer of 1996, which infringed on the claims of the patent. In February 2001, the U.S. Supreme Court concluded it would not review the lower court's ruling, and the case was sent back to the District Court for an accounting of all infringing gasoline produced after August 1, 1996. The District Court has now ruled that the per-gallon damages awarded by the jury are limited to infringement that occurs in California only. Additionally, the U.S. Patent and Trademark Office (USPTO) granted two petitions by the refiners to re-examine the validity of Unocal's '393' patent and has now twice rejected all of the claims in the '393' patent. The District Court judge requested further briefing and advised that she would not enter a final judgment in this case until the USPTO had completed its re-examination of the '393' patent. During 2002, the USPTO also rejected the validity of another Unocal patent, the '126' patent, which could affect a larger share of U.S. gasoline production. Separately, the FTC has issued an administrative complaint alleging that Unocal's conduct in this matter represented an unfair method of competition, which may make Unocal's patents unenforceable.

Unocal has obtained additional patents that could affect a larger share of U.S. gasoline production. ChevronTexaco believes these additional patents are invalid, unenforceable and/or not infringed. The company's financial exposure in the event of unfavorable conclusions to the patent litigation and regulatory reviews may include royalties, plus interest, for production of gasoline that is proved to have infringed the patents. The competitive and financial effects on the company's refining and marketing operations, while presently indeterminable, could be material. ChevronTexaco has been accruing in the normal course of business any future estimated liability for potential infringement of the '393' patent covered by the 1998 trial court's ruling. In 2000, prior to the merger, Chevron and Texaco made payments to Unocal totaling approximately $30 million for the original court ruling, including interest and fees.

Environmental The company is subject to loss contingencies pursuant to environmental laws and regulations that in the future may require the company to take action to correct or ameliorate the effects on the environment of prior release of chemicals or petroleum substances, including MTBE, by the company or other parties. Such contingencies may exist for various sites including, but not limited to: Superfund sites and refineries, oil fields, service stations, terminals, and land development areas, whether operating, closed or sold. The following table displays the annual changes to the company's before-tax environmental remediation reserves, including those for Superfund sites. In 2002, the company recorded additional provisions for estimated remediation costs at refined products marketing sites and various closed or divested facilities in the United States.

Millions of dollars	2002	2001	2000
Balance at January 1	$ 1,160	$ 1,234	$ 1,079
Expense Provisions	229	216	429
Expenditures	(299)	(290)	(274)
Balance at December 31	$ 1,090	$ 1,160	$ 1,234

Under provisions of the Superfund law, the Environmental Protection Agency (EPA) has designated ChevronTexaco a potentially responsible party, or has otherwise involved the company, in the remediation of 420 hazardous waste sites. The company made provisions or payments in 2002 and prior years for 293 of these sites. No single site is expected to result in a material liability for the company. For the remaining sites, investigations are not yet at a stage where the company is able to quantify a probable liability or determine a range of reasonably possible exposures. The Superfund law provides for joint and several liability for all responsible parties.

YEAR-END ENVIRONMENTAL REMEDIATION RESERVES
Millions of dollars


1400
1050
700
350
0
$1,090
98
99
00
01
02

Expenditures of approximately $300 million for environmental remediation have been made over the past two years.

Any future actions by the EPA and other regulatory agencies to require ChevronTexaco to assume other potentially responsible parties' costs at designated hazardous waste sites are not expected to have a material effect on the company's consolidated financial position or liquidity. Remediation reserves at year-end 2002, 2001 and 2000 for Superfund sites were $95 million, $62 million and $73 million, respectively.

Another issue involving the company is the petroleum industry's use of methyl tertiary butyl ether (MTBE) as a gasoline additive and its potential environmental impact through seepage into groundwater. Along with other oil companies, the company is a party to lawsuits and claims related to the use of the chemical MTBE in certain oxygenated gasolines. These actions may require the company to correct or ameliorate the alleged effects on the environment of prior release of MTBE by the company or other parties. Additional lawsuits and claims related to the use of MTBE, including personal-injury claims, may be filed in the future. The company's ultimate exposure related to these lawsuits and claims is not currently determinable, but could be material to net income in any one period. ChevronTexaco has worked to reduce the use of MTBE in gasoline it manufactures in the United States. The state of California has directed that MTBE be phased out of the manufacturing process by the end of 2003, and the company intends to comply with this mandate. By May 2003, the company plans to market branded gasoline that uses ethanol as an oxygenate instead of MTBE in southern California and will complete the changeover in northern California later in the year.

It is likely that the company will continue to incur additional liabilities, beyond those recorded, for environmental remediation relating to past operations. These future costs are indeterminable due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties. While the amount of future costs may be material to the company's results of operations in the period in which they are recognized, the company does not expect these costs will have a material adverse effect on its consolidated financial position or liquidity. Also, the company does not believe its obligations to make such expenditures have had, or will have, any significant impact on the company's competitive position relative to other petroleum or chemicals companies.

The company maintains additional reserves for dismantlement, abandonment and restoration of its worldwide oil and gas and coal properties at the end of their productive lives. Many of these costs are related to environmental issues. Expense provisions are recognized on a unit-of-production basis. The reserves balance at year-end 2002 was $2.3 billion and is included in "Accumulated depreciation, depletion and amortization" in the company's Consolidated Balance Sheet. Please refer to page 46 for information relating to the company's 2003 implementation of Financial Accounting Standards Board (FASB) Standard No. 143, "Accounting for Asset Retirement Obligations."

For the company's other ongoing operating assets, such as refineries and chemicals facilities, no provisions are made for exit or cleanup costs that may be required when such assets reach the end of their useful lives, unless a decision to sell or otherwise abandon the facility has been made.

See "Environmental Matters" on page 44 for additional information related to environmental matters.

Income Taxes The company estimates its income tax expense and liabilities annually. These liabilities generally are not finalized with the individual taxing authorities until several years after the end of the annual period for which income taxes have been estimated. The U.S. federal income tax liabilities have been settled through 1996 for ChevronTexaco (formerly Chevron), through 1993 for ChevronTexaco Global Energy Inc. (formerly Caltex), and through 1991 for Texaco. California franchise tax liabilities have been settled through 1991 for Chevron and through 1987 for Texaco. Settlement of open tax years, as well as tax issues in other countries where the company conducts its businesses, is not expected to have a material effect on the consolidated financial position or liquidity of the company, and in the opinion of management, adequate provision has been made for income and franchise taxes for all years under examination or subject to future examination.

Equity Redetermination For oil and gas producing operations, ownership agreements may provide for periodic reassessments of equity interests in estimated oil and gas reserves. These activities, individually or together, may result in gains or losses that could be material to earnings in any given period. One such equity redetermination process has been under way since 1996 for ChevronTexaco's interests in four producing zones at the Naval Petroleum Reserve at Elk Hills, California, for the time when the remaining interests in these zones were owned by the U.S. Department of Energy. A wide range of estimates exist for a possible net settlement amount for the four zones. ChevronTexaco currently estimates its maximum possible net before-tax liability at approximately $200 million. At the same time, a possible maximum net amount that could be owed to ChevronTexaco is estimated at about $50 million. The timing of the settlement and the exact amount within this range of estimates are uncertain.

Global Operations Areas in which the company and its affiliates have major operations include the United States of America, Canada, Australia, the United Kingdom, Norway, Denmark, France, Partitioned Neutral Zone between Kuwait and Saudi Arabia, Republic of Congo, Democratic Republic of Congo, Angola, Nigeria, Chad, Equatorial Guinea, Indonesia, Papua New Guinea, China, Thailand, Venezuela, Argentina, Brazil, Colombia, Trinidad and Tobago, South Korea, the Philippines, Singapore, and South Africa. The company's TCO affiliate operates in Kazakhstan. The company's CPChem affiliate manufactures and markets a wide range of petrochemicals and plastics on a worldwide basis, with manufacturing facilities in existence or under construction in the United States, Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. The company's Dynegy affiliate has operations in the United States, Canada, and the United Kingdom and other European countries.

The company's operations, particularly exploration and production, can be affected by other changing economic, regulatory and political environments in the various countries in which it operates, including the United States. For instance, in December 2002, Caltex Oil (SA)(Pty) Limited ("Caltex Oil (SA)") announced the signing of a shareholders agreement with a South African consortium of Black Economic Empowerment partners. The agreement is intended to ultimately provide the consortium a 25 percent equity interest in all aspects of Caltex's operations in South Africa. It is uncertain as to whether any additional actions will be taken by host governments in other countries to increase public ownership of the company's partially or wholly owned businesses.

In certain locations, host governments have imposed restrictions, controls and taxes, and in others, political conditions have existed that may threaten the safety of employees and the company's continued presence in those countries. Internal unrest or strained relations between a host government and the company or other governments may affect the company's operations. Those developments have, at times, significantly affected the company's related operations and results and are carefully considered by management when evaluating the level of current and future activity in such countries.

Suspended Wells The company also suspends the costs of exploratory wells pending a final determination of the commercial potential of the related oil and gas fields. The ultimate disposition of these well costs is dependent on the results of future drilling activity and/or development decisions. If the company decides not to continue development, the costs of these wells are expensed. At December 31, 2002, the company had $450 million of suspended exploratory wells included in properties, plant and equipment, a decrease of $238 million from 2001 and $332 million from 2000.

Other Contingencies ChevronTexaco receives claims from and submits claims to customers, trading partners, U.S. federal, state and local regulatory bodies, host governments, contractors, insurers, and suppliers. The amounts of these claims, individually and in the aggregate, may be significant and may take lengthy periods to resolve.

The company and its affiliates also continue to review and analyze their operations and may close, abandon, sell, exchange, acquire or restructure assets to achieve operational or strategic benefits and to improve competitiveness and profitability. These activities, individually or together, may result in gains or losses in future periods.

>ENVIRONMENTAL MATTERS

Virtually all aspects of the businesses in which the company engages are subject to various federal, state and local environmental, health and safety laws and regulations. These regulatory requirements continue to increase in both number and complexity over time and govern not only the manner in which the company conducts its operations, but also the products it sells. Most of the costs of complying with laws and regulations pertaining to company operations and products are embedded in the normal costs of doing business.

Accidental leaks and spills requiring cleanup may occur in the ordinary course of business. In addition to the costs for environmental protection associated with its ongoing operations and products, the company may incur expenses for corrective actions at various owned and previously owned facilities and at third-party-owned waste-disposal sites used by the company. An obligation may arise when operations are closed or sold or at non-ChevronTexaco sites where company products have been handled or disposed of. Most of the expenditures to fulfill these obligations relate to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but now require investigative and/or remedial work to meet current standards. Using definitions and guidelines established by the American Petroleum Institute, ChevronTexaco estimated its worldwide environmental spending in 2002 at $1.324 billion for its consolidated companies. Included in these expenditures were $399 million of environmental capital expenditures and $925 million of costs associated with the control and abatement of hazardous substances and pollutants from ongoing operations.

For 2003, total worldwide environmental capital expenditures are estimated at $458 million. These capital costs are in addition to the ongoing costs of complying with environmental regulations and the costs to remediate previously contaminated sites.

>APPLICATION OF CRITICAL ACCOUNTING POLICIES

In May 2002, the SEC issued a proposed rule: "Disclosure in Management's Discussion and Analysis about the Application of Critical Accounting Policies." Although the SEC had not issued a final rule by mid-March 2003, the following discussion has been prepared on the basis of the guidelines in the SEC rule proposal.

If adopted as proposed, the rule would require disclosures connected with "estimates a company makes in applying its accounting policies." However, such discussion would be limited to "critical accounting estimates," or those that management believes meet two criteria in the proposal: "First, the accounting estimate must require a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, must have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations."

Beside estimates that meet the "critical" estimate criteria, the company makes many other accounting estimates in preparing its financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including for estimates not deemed "critical" under the SEC rule proposal.

For example, the recording of deferred tax assets requires an assessment under the accounting rules that the future realization of the associated tax benefits be "more likely than not." Another example is the estimation of oil and gas reserves under SEC rules that require "... geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made." Refer to Table V "Reserve Quantity Information" on pages 80 and 81 for the changes in these estimates for the three years ending December 31, 2002, and to Table VII "Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves" on page 83 for estimates of proved-reserve values for each year-end 2000–2002, which were based on year-end prices at the time.

Note 1 to the Consolidated Financial Statements includes a description of the "successful efforts" method of accounting for oil and gas exploration and production activities. The estimates of crude oil and natural gas reserves are important to the timing of expense recognition for costs incurred.

The upcoming discussion of the critical accounting policy for "Impairment of Property, Plant and Equipment and Investments in Affiliates" includes reference to conditions under which downward revisions of proved reserve quantities could result in impairments of oil and gas properties.

The commentary should be read in conjunction with disclosures elsewhere in this discussion and in the Notes to the Consolidated Financial Statements related to estimates, uncertainties, contingencies and new accounting standards. Significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements on page 54. The development and selection of accounting estimates, including those deemed "critical," and the associated disclosures in this discussion have been discussed by management with the audit committee of the Board of Directors.

The areas of accounting and the associated "critical" estimates made by the company are as follows:

Pension and Other Postretirement Benefit Plans The determination of pension plan expense and the requirements for funding the company's major pension plans are based on a number of actuarial assumptions. Two critical assumptions are the rate of return on pension plan assets and the discount rate applied to pension plan obligations. For other postretirement employee benefit (OPEB) plans, which provide for certain health care and life insurance for qualifying retired employees and which are not funded, critical assumptions in determining OPEB expense are the discount rate applied to benefit obligations and the assumed health care cost-trend rates used in the calculation of benefit obligations.

Note 19 to the Consolidated Financial Statements on page 68 includes information for the three years ending December 31, 2002, on the components of pension and OPEB expense and the underlying discount rate assumptions as well as the funded status for the company's pension plans at the end of 2002 and 2001.

To determine the estimate of long-term rate of return on pension assets, the company employs a process that incorporates actual historical asset-class returns and an assessment of expected future performance, which takes into consideration external actuarial advice. For example, at December 31, 2002, the estimated long-term rate of return on U.S. pension plan assets, which accounted for the majority of the company's pension plan assets, was 7.8 percent, as compared with rates of 8.8 percent and 10.0 percent at the end of 2001 and 2000, respectively. The year-end market-related value of the U.S. pension plan assets used in the determination of pension expense was based on the market values in the preceding three months, as opposed to the maximum allowable period of five years under the pension accounting rules. Management considers the three-month time period long enough to minimize the effects of distortions from day-to-day market volatility and yet still be contemporaneous to the end of the year.

The discount rate used in the determination of pension benefit obligations and pension expense is based on high-quality fixed income investment interest rates. At December 31, 2002, the company calculated the U.S. pension obligations using a 6.8 percent discount rate. The discount rates used at the end of 2001 and 2000 were 7.3 percent and 7.5 percent, respectively.

An increase in the expected return on pension plan assets or the discount rate would reduce pension plan expense and vice versa. Total pension expense for 2002 was $457 million. As an indication of interest-rate sensitivity to the determination of pension expense, a 1 percent increase in the expected return on assets of the company's main U.S. pension plan, which accounted for a significant majority of the companywide pension obligation, would have reduced total pension plan expense for 2002 by approximately $30 million. A 1 percent increase in the discount rate for this same plan would have reduced total benefit plan expense by approximately $130 million. The actual rates of return on plan assets and discount rates may vary significantly from estimates because of unanticipated changes in the world's financial markets.

Based on the expected changes in pension plan asset values and pension obligations in 2003, the company does not believe any significant funding of the pension plans will be required during the year. For the U.S. plans, this determination was made in accordance with the minimum funding standard of the Employee Retirement Income Security Act (ERISA).

Pension expense is included on the Consolidated Statement of Income in "Operating expenses" or "Selling, general and administrative expenses" and applies to all business segments. Depending upon the funding status of the different plans, either a long-term prepaid asset or long-term liability is recorded for plans with overfunding or underfunding, respectively. Any unfunded accumulated benefit obligation in excess of recorded liabilities is recorded in "other comprehensive income." See Note 19 to the Consolidated Financial Statements on page 69 for the pension-related balance sheet effects at the end of 2002 and 2001.

For the company's OPEB plans, expense for 2002 was $199 million and was also recorded as "Operating expenses" or "Selling, general and administrative expenses" in all business segments. The discount rate applied to the company's OPEB obligations at December 31, 2002, was 6.75 percent – the same discount rate used for U.S. pension obligations. The assumed health care cost-trend rates used to calculate OPEB obligations at December 31, 2002, start with a 12 percent cost increase over the previous year in 2002, gradually dropping over five years to a long-term ultimate rate-increase assumption of 4.5 percent for 2007 and thereafter. The 12 percent rate assumption for 2002 was provided by external consultants. The 4.5 percent rate-increase assumption and duration to reach that rate is a company estimate.

As an indication of discount-rate sensitivity to the determination of OPEB expense in 2002, the impact of a 1 percent increase in the discount rate for the company's main U.S. OPEB plan, which accounted for the significant majority of the companywide OPEB obligation, would not have been significant. The sensitivity of OPEB expense to discount rate changes may vary in the future depending on the combination of factors that enter into the determination of OPEB expense in any one period.

Impairment of Property, Plant and Equipment and Investments in Affiliates The company assesses its property, plant and equipment (PP&E) for possible impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Such indicators include changes in the company's business plans, changes in commodity prices and for oil and gas properties significant downward revisions of estimated proved reserve quantities. If the carrying value of an asset exceeds the future undiscounted cash flows expected from the asset, an impairment charge is recorded for the excess of carrying value of the asset over its fair value.

Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas, commodity chemicals and refined products. However, the impairment reviews and calculations are based on assumptions that are consistent with the company's business plans and long-term investment decisions.

The amount and income statement classification of major impairments of PP&E for the three years ending December 31, 2002, are included in the commentary on the business segments elsewhere in this discussion, as well as in Note 4 to the Consolidated Financial Statements on page 57. An estimate as to the sensitivity to earnings for these periods if other assumptions had been used in the impairment reviews and impairment calculations is not practicable, given the broad range of the company's PP&E and the number of assumptions involved in the estimates. That is, favorable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavorable changes might have caused an additional unknown number of other assets to become impaired.

Investments in common stock of affiliates that are accounted for under the equity method, as well as investments in other securities of these equity investees, are reviewed for impairment when the fair value of the investment falls below the company's carrying value. When such a decline is deemed to be other than temporary, an impairment charge is recorded for the difference between the investment's carrying value and its estimated fair value at the time. In making the determination as to whether a decline is other than temporary, the company considers such factors as the duration and extent of the decline the investee's financial performance and the company's ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment's market value.

In 2002, the company recorded impairments of its investments in Dynegy and Caltex Australia. The impairment of Dynegy is discussed in MD&A in the explanation of 2002 results for "All Other" on page 36, in "Information Related to Investment in Dynegy Inc." on page 37, and in Notes 4 and 13 to the Consolidated Financial Statements. The impairment of Caltex Australia is discussed in the explanation of 2002 results for international downstream on page 35 and is included in Note 13 to the Consolidated Financial Statements.

The impairment charges taken in 2002 for Dynegy and Caltex Australia common stock investments were based on fair values determined from publicly quoted prices. The impairment charges recorded for the company's investment in Dynegy preferred stock was based upon the company's own estimate of the instrument's fair value at the time, since ChevronTexaco was the sole preferred stock shareholder and the instrument was not publicly traded. In making its estimate, reference was made to, among other things, the pricing of marketable Dynegy bonds and an added factor for an estimated liquidity discount. See also page 42 for further information relating to the company's investment in Dynegy preferred stock.

Different effects on company earnings would have resulted from making different assumptions related to the investments in Dynegy and Caltex Australia. While the qualitative factors considered in making the assessments as to whether declines in fair value were "other than temporary" were not subject to sensitivity analysis, different assumptions might have resulted in no impairments being recorded, a greater or lesser amount of impairment charge, and/or a difference in the timing of any impairment charges.

Contingent Losses Management also makes judgments and estimates in recording liabilities for claims, litigation, tax matters and environmental remediation. Actual costs can frequently vary from estimates for a variety of reasons. For example, the costs from settlement of claims and litigation can vary from estimates based on differing interpretations of laws, opinions on culpability and assessments on the amount of damages. Similarly, liabilities for environmental remediation are subject to change because of changes in laws, regulations and their interpretation; the determination of additional information on the extent and nature of site contamination; and improvements in technology.

Under the accounting rules, a liability is recorded for these types of contingencies if management determines the loss to be both probable and estimable. The company generally records these losses as "Operating expenses" or "Selling, general and administrative expenses" on the Consolidated Statement of Income. Refer to the business segment discussions elsewhere in this discussion and in Note 4 to the Consolidated Financial Statements on page 57 for the effect on earnings from losses associated with certain litigation and environmental remediation and tax matters for the three years ended December 31, 2002.

An estimate as to the sensitivity to earnings for these periods if other assumptions had been used in recording these liabilities is not practical because of the number of contingencies that must be assessed, the number of underlying assumptions and the wide range of reasonably possible outcomes, both in terms of the probability of loss and the estimates of such loss.

>NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). This new standard was adopted effective January 1, 2003, and applies to legal obligations associated with the retirement of tangible long-lived assets. Adoption of FAS 143 primarily affects the company's accounting for oil and gas producing assets. FAS 143 differs in several significant respects from current accounting under FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." Adoption of FAS 143 affects future accounting and reporting of the assets, liabilities and expenses related to these obligations. In the first quarter 2003, the company will report an after-tax loss of $200 million to $250 million for the cumulative effect of this change in accounting principle, including the company's share of the effect of adoption by its equity affiliates. The effect of adoption also included an increase of total assets and total liabilities of $2.6 billion and $2.8 billion, respectively. Other than the cumulative-effect change, the effect of the new accounting standard on 2003 net income is not expected to be materially different from what the result would have been under FAS 19 accounting. Upon adoption, legal obligations, if any, to retire downstream and chemical long-lived assets generally were not recognized because of indeterminate settlement dates for the asset retirement. Therefore, insufficient information exists to estimate the potential settlement dates and to apply the net-present-value techniques to estimate the fair value of the retirement obligation.

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated With Exit or Disposal Activities" (FAS 146). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, a plant closing, or other exit or disposal activity. The statement replaces EITF (Emerging

Issues Task Force of the FASB) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). The disclosure provisions of FIN 45 are effective for fiscal years ending after December 15, 2002, and are included in Note 21, "Other Contingencies and Commitments," whereas the recognition and measurement requirements are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. As these requirements relate to future events, the effect cannot be determined.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (FAS 148), which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation." FAS 148 permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. ChevronTexaco will continue to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. The amended disclosure requirements of FAS 148 have been incorporated into Note 1 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 amended ARB 51, "Consolidated Financial Statements," and established standards for determining under what circumstances a variable interest entity (VIE) should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was established. The company does not expect that adoption of FIN 46 will have a significant impact on its results of operations, financial position or liquidity.

> FORWARD-LOOKING STATEMENTS

This Annual Report of ChevronTexaco Corporation contains forward-looking statements relating to ChevronTexaco's operations that are based on management's current expectations, estimates and projections about the petroleum, chemicals and other energy-related industries. Words such as "anticipates," "expects," "intends," "plans," "targets," "projects," "believes," "seeks," "estimates" and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Unless legally required, ChevronTexaco undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that could cause actual results to differ materially are crude oil and natural gas prices; refining margins and marketing margins; chemicals prices and competitive conditions affecting supply and demand for aromatics, olefins and additives products; actions of competitors; the competitiveness of alternate energy sources or product substitutes; technological developments; the results of operations and financial condition of equity affiliates; the ability of the company's Dynegy affiliate to successfully execute its recapitalization and restructuring plans and the results of Dynegy's re-audit of its 1999–2001 financial statements; inability or failure of the company's joint-venture partners to fund their share of operations and development activities; potential failure to achieve expected production from existing and future oil and gas development projects; potential delays in the development, construction or start-up of planned projects; potential disruption or interruption of the company's production or manufacturing facilities due to accidents, political events, severe weather or war; potential liability for remedial actions under existing or future environmental regulations and litigation; significant investment or product changes under existing or future environmental regulations (including, particularly, regulations and litigation dealing with gasoline composition and characteristics); and potential liability resulting from pending or future litigation. In addition, such statements could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed herein also could have material adverse effects on forward-looking statements.

CONSOLIDATED STATEMENT OF INCOME

Millions of dollars, except per-share amounts	2002	Year ended December 31 2001	2000
REVENUES AND OTHER INCOME			
Sales and other operating revenues*	$ 98,691	$ 104,409	$ 117,095
Income from equity affiliates	111	1,144	1,077
Other income	247	692	958
TOTAL REVENUES AND OTHER INCOME	99,049	106,245	119,130
COSTS AND OTHER DEDUCTIONS			
Purchased crude oil and products	57,249	60,549	69,814
Operating expenses	7,848	7,650	8,323
Selling, general and administrative expenses	4,155	3,984	3,626
Exploration expenses	591	1,039	949
Depreciation, depletion and amortization	5,231	7,059	5,321
Write-down of investments in equity affiliates	1,932	–	–
Merger-related expenses	576	1,563	–
Interest and debt expense	565	833	1,110
Taxes other than on income*	16,689	15,156	15,827
Minority interests	57	121	111
TOTAL COSTS AND OTHER DEDUCTIONS	94,893	97,954	105,081
INCOME BEFORE INCOME TAX EXPENSE	4,156	8,291	14,049
INCOME TAX EXPENSE	3,024	4,360	6,322
NET INCOME BEFORE EXTRAORDINARY ITEM	$ 1,132	$ 3,931	$ 7,727
Extraordinary loss, net of income tax	–	(643)	–
NET INCOME	$ 1,132	$ 3,288	$ 7,727
PER-SHARE AMOUNTS			
NET INCOME BEFORE EXTRAORDINARY ITEM – BASIC	$ 1.07	$ 3.71	$ 7.23
– DILUTED	$ 1.07	$ 3.70	$ 7.21
NET INCOME – BASIC	$ 1.07	$ 3.10	$ 7.23
– DILUTED	$ 1.07	$ 3.09	$ 7.21
*Includes consumer excise taxes:	$ 7,006	$ 6,546	$ 6,601

See accompanying Notes to Consolidated Financial Statements.

REPORT OF MANAGEMENT

TO THE STOCKHOLDERS OF CHEVRONTEXACO CORPORATION

Management of ChevronTexaco is responsible for preparing the accompanying financial statements and for ensuring their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the company. The financial statements include amounts that are based on management's best estimates and judgments.

The company's statements have been audited by PricewaterhouseCoopers LLP, independent accountants, selected by the Audit Committee and approved by the stockholders. Management has made available to PricewaterhouseCoopers LLP all the company's financial records and related data, as well as the minutes of stockholders' and directors' meetings.

Management of the company has established and maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and executed in accordance with management's authorization, and the books and records accurately reflect the disposition of assets. The system of internal controls includes appropriate division of responsibility. The company maintains an internal audit department that conducts an extensive program of internal audits and independently assesses the effectiveness of the internal controls.

The Audit Committee is composed of directors who are not officers or employees of the company. It meets regularly with members of management, the internal auditors and the independent accountants to discuss the adequacy of the company's internal controls, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent accountants have free and direct access to the Audit Committee without the presence of management.



DAVID J. O'REILLY
Chairman of the Board
and Chief Executive Officer



JOHN S. WATSON
Vice President
and Chief Financial Officer



STEPHEN J. CROWE
Vice President
and Comptroller

March 7, 2003

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Millions of dollars	2002	2001	2000
			Year ended December 31
NET INCOME	$ 1,132	$3,288	$7,727
Unrealized holding gain on securities			
Net (loss) gain arising during period			
Before income taxes	(149)	3	87
Income taxes	52	–	(30)
Reclassification to net income of net realized loss (gain)			
Before income taxes	217	–	(154)
Income taxes	(76)	–	54
Total	44	3	(43)
Net derivatives gain on hedge transactions			
Before income taxes	52	3	–
Income taxes	(18)	–	–
Total	34	3	–
Minimum pension liability adjustment			
Before income taxes	(1,208)	14	(28)
Income taxes	423	(5)	9
Total	(785)	9	(19)
Currency translation adjustment			
Unrealized net change arising during period	15	(11)	(14)
OTHER COMPREHENSIVE (LOSS) GAIN, NET OF TAX	(692)	4	(76)
COMPREHENSIVE INCOME	$ 440	$3,292	$7,651

See accompanying Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF CHEVRONTEXACO CORPORATION

In our opinion, based on our audits and the report of other auditors, who have ceased operations, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of ChevronTexaco Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Texaco Inc. on October 9, 2001, in a transaction accounted for as a pooling of interests, as described in Note 2 to the consolidated financial statements. We did not audit the financial statements of Texaco Inc., which statements reflect total revenues of $51,130 million for the year ended December 31, 2000. Those statements were audited by other auditors, who have ceased operations, and whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Texaco Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
March 7, 2003

Refer to page 83 for the "Report of Independent Public Accountants" issued by Arthur Andersen LLP on February 22, 2001.

CONSOLIDATED BALANCE SHEET

Millions of dollars, except per-share amounts	At December 31 2002	2001
ASSETS		
Cash and cash equivalents	$ 2,957	$ 2,117
Marketable securities	824	1,033
Accounts and notes receivable (less allowance: 2002 – $181; 2001 – $152)	9,385	8,279
Inventories:		
Crude oil and petroleum products	2,019	2,207
Chemicals	193	209
Materials, supplies and other	551	532
	2,763	2,948
Prepaid expenses and other current assets	1,847	1,769
Assets held for sale – merger related	–	2,181
TOTAL CURRENT ASSETS	17,776	18,327
Long-term receivables, net	1,338	1,225
Investments and advances	11,097	12,252
Properties, plant and equipment, at cost	105,231	99,860
Less: Accumulated depreciation, depletion and amortization	61,076	56,978
	44,155	42,882
Deferred charges and other assets	2,993	2,886
TOTAL ASSETS	$ 77,359	$ 77,572
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term debt	$ 5,358	$ 8,429
Accounts payable	8,455	6,427
Accrued liabilities	3,364	3,399
Federal and other taxes on income	1,626	1,398
Other taxes payable	1,073	1,001
TOTAL CURRENT LIABILITIES	19,876	20,654
Long-term debt	10,666	8,704
Capital lease obligations	245	285
Deferred credits and other noncurrent obligations	4,474	4,394
Noncurrent deferred income taxes	5,619	6,132
Reserves for employee benefit plans	4,572	3,162
Minority interests	303	283
TOTAL LIABILITIES	45,755	43,614
Preferred stock (authorized 100,000,000 shares, $1.00 par value, none issued)	–	–
Common stock (authorized 4,000,000,000 shares, $0.75 par value; 1,137,021,057 shares issued)	853	853
Capital in excess of par value	4,833	4,811
Retained earnings	30,942	32,767
Accumulated other comprehensive loss	(998)	(306)
Deferred compensation and benefit plan trust	(652)	(752)
Treasury stock, at cost (2002 – 68,884,416 shares; 2001 – 69,800,315 shares)	(3,374)	(3,415)
TOTAL STOCKHOLDERS' EQUITY	31,604	33,958
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 77,359	$ 77,572

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of dollars	Year ended December 31 2002	2001	2000
OPERATING ACTIVITIES			
Net income	**$ 1,132**	$ 3,288	$ 7,727
Adjustments			
Write-down of investments in equity affiliates, before tax	**1,932**	–	–
Depreciation, depletion and amortization	**5,231**	7,059	5,321
Dry hole expense	**288**	646	462
Distributions more than (less than) income from equity affiliates	**374**	(489)	(26)
Net before-tax gains on asset retirements and sales	**(33)**	(116)	(371)
Net foreign currency loss (gain)	**5**	(122)	(130)
Deferred income tax (credits) charges	**(81)**	(768)	521
Extraordinary before-tax loss on merger-related asset dispositions	**–**	787	–
Net decrease in operating working capital	**1,125**	643	91
Minority interest in net income	**57**	121	111
Other, net	**(89)**	408	(239)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**9,941**	11,457	13,467
INVESTING ACTIVITIES			
Capital expenditures	**(7,597)**	(9,713)	(7,629)
Proceeds from asset sales	**2,341**	298	1,229
Net sales (purchases) of marketable securities	**209**	(183)	80
Net sales (purchases) of other short-term investments	**–**	56	(84)
Distribution from Chevron Phillips Chemical Company LLC	**–**	–	835
Other, net	**–**	–	(73)
NET CASH USED FOR INVESTING ACTIVITIES	**(5,047)**	(9,542)	(5,642)
FINANCING ACTIVITIES			
Net (repayments) borrowings of short-term obligations	**(1,810)**	3,830	(3,254)
Proceeds from issuances of long-term debt	**2,045**	412	1,293
Repayments of long-term debt and other financing obligations	**(1,356)**	(2,856)	(1,241)
Redemption of Market Auction Preferred Shares	**–**	(300)	–
Redemption of subsidiary preferred stock	**–**	(463)	–
Issuance of preferred stock by subsidiaries	**–**	12	–
Dividends paid			
Common stock	**(2,965)**	(2,733)	(2,664)
Preferred stock	**–**	(6)	(15)
Dividends paid to minority interests	**(26)**	(119)	(110)
Net sales (purchases) of treasury shares	**43**	128	(1,498)
NET CASH USED FOR FINANCING ACTIVITIES	**(4,069)**	(2,095)	(7,489)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**15**	(31)	(5)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**840**	(211)	331
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**2,117**	2,328	1,997
CASH AND CASH EQUIVALENTS AT YEAR-END	**$ 2,957**	$ 2,117	$ 2,328

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Shares in thousands; amounts in millions of dollars	2002		2001		2000	
	Shares	Amount	Shares	Amount	Shares	Amount
PREFERRED STOCK	–	$ –	–	$ –	–	$ –
MARKET AUCTION PREFERRED SHARES						
Balance at January 1	–	–	1	$ 300	1	$ 300
Redemptions	–	–	(1)	(300)	–	–
BALANCE AT DECEMBER 31	–	$ –	–	$ –	1	$ 300
COMMON STOCK						
Balance at January 1	1,137,021	$ 853	1,149,521	$ 862	1,149,521	$ 1,724
Retirement of Texaco treasury stock	–	–	(12,500)	(9)	–	–
Change in par value	–	–	–	–	–	(862)
BALANCE AT DECEMBER 31	1,137,021	$ 853	1,137,021	$ 853	1,149,521	$ 862
CAPITAL IN EXCESS OF PAR						
Balance at January 1		$ 4,811		$ 5,505		$ 4,621
Retirement of Texaco treasury stock		–		(739)		–
Change in common stock par value		–		–		862
Treasury stock transactions		22		45		22
BALANCE AT DECEMBER 31		$ 4,833		$ 4,811		$ 5,505
RETAINED EARNINGS						
Balance at January 1		$32,767		$32,206		$27,148
Net income		1,132		3,288		7,727
Cash dividends						
Common stock		(2,965)		(2,733)		(2,664)
Preferred stock						
Market Auction Preferred Shares		–		(6)		(17)
Tax benefit from dividends paid on unallocated ESOP shares and other		8		12		12
BALANCE AT DECEMBER 31		$30,942		$32,767		$32,206

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY – Continued

Shares in thousands; amounts in millions of dollars	2002 Shares	2002 Amount	2001 Shares	2001 Amount	2000 Shares	2000 Amount
ACCUMULATED OTHER COMPREHENSIVE LOSS						
Currency translation adjustment						
Balance at January 1		**$ (223)**		$ (212)		$ (198)
Change during year		**15**		(11)		(14)
Balance at December 31		**$ (208)**		$ (223)		$ (212)
Minimum pension liability adjustment						
Balance at January 1		**$ (91)**		$ (100)		$ (81)
Change during year		**(785)**		9		(19)
Balance at December 31		**$ (876)**		$ (91)		$ (100)
Unrealized net holding gain on securities						
Balance at January 1		**$ 5**		$ 2		$ 45
Change during year		**44**		3		(43)
Balance at December 31		**$ 49**		$ 5		$ 2
Net derivatives gain on hedge transactions						
Balance at January 1		**$ 3**		$ –		$ –
Change during year		**34**		3		–
Balance at December 31		**$ 37**		$ 3		$ –
BALANCE AT DECEMBER 31		**$ (998)**		$ (306)		$ (310)
DEFERRED COMPENSATION AND BENEFIT PLAN TRUST						
DEFERRED COMPENSATION						
Balance at January 1		**$ (512)**		$ (681)		$ (712)
Net reduction of ESOP debt and other		**100**		106		35
Restricted stock						
Awards		**–**		(35)		(30)
Amortization and other		**–**		12		26
Vesting upon merger		**–**		86		–
BALANCE AT DECEMBER 31		**(412)**		(512)		(681)
BENEFIT PLAN TRUST (COMMON STOCK)	**7,084**	**(240)**	7,084	(240)	7,084	(240)
BALANCE AT DECEMBER 31	**7,084**	**$ (652)**	7,084	$ (752)	7,084	$ (921)
TREASURY STOCK AT COST						
Balance at January 1	**69,800**	**$ (3,415)**	84,835	$ (4,273)	67,282	$ (2,816)
Purchases	**38**	**(3)**	141	(9)	19,517	(1,580)
Retirement of Texaco treasury stock	**–**	**–**	(12,500)	748	–	–
Other – mainly employee benefit plans	**(954)**	**44**	(2,676)	119	(1,964)	123
BALANCE AT DECEMBER 31	**68,884**	**$ (3,374)**	69,800	$ (3,415)	84,835	$ (4,273)
TOTAL STOCKHOLDERS' EQUITY AT DECEMBER 31		**$31,604**		$33,958		$33,369

See accompanying Notes to Consolidated Financial Statements.

NOTE 1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – Merger of Chevron and Texaco On October 9, 2001, Texaco Inc. (Texaco) became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation (ChevronTexaco). The combination was accounted for as a pooling of interests.

These Consolidated Financial Statements give retroactive effect to the merger, with all periods presented as if Chevron and Texaco had always been combined. Certain reclassifications have been made to conform the separate presentations of Chevron and Texaco. The reclassifications had no impact on the amount of net income or stockholders' equity.

The Consolidated Financial Statements include the accounts of all majority-owned, controlled subsidiaries after the elimination of significant intercompany accounts and transactions. Included in the consolidation are the accounts of the Caltex Group of Companies (Caltex), a joint venture owned 50 percent each by Chevron and Texaco prior to the merger and accounted for under the equity method by both companies.

General ChevronTexaco manages its investments in and provides administrative, financial and management support to U.S. and foreign subsidiaries and affiliates that engage in fully integrated petroleum operations, chemicals operations and coal mining activities. In addition, ChevronTexaco holds investments in power generation and gasification businesses. Collectively, these companies operate in approximately 180 countries. Petroleum operations consist of exploring for, developing and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas and the many products derived from petroleum; and transporting crude oil, natural gas and petroleum products by pipelines, marine vessels, motor equipment and rail car. Chemicals operations include the manufacture and marketing of commodity petrochemicals, plastics for industrial uses, and fuel and lube oil additives.

In preparing its Consolidated Financial Statements, the company follows accounting principles generally accepted in the United States of America. This requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. While the company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

The nature of the company's operations and the many countries in which it operates subject it to changing economic, regulatory and political conditions. The company does not believe it is vulnerable to the risk of near-term severe impact as a result of any concentration of its activities.

Subsidiary and Affiliated Companies The Consolidated Financial Statements include the accounts of controlled subsidiary companies more than 50 percent owned. Investments in and advances to affiliates in which the company has a substantial ownership interest of approximately 20 percent to 50 percent, or for which the company exercises significant influence but not control over policy decisions, are accounted for by the equity method. As part of that accounting, the company recognizes gains and losses that arise from the issuance of stock by an affiliate that results in changes in the company's proportionate share of the dollar amount of the affiliate's equity currently in income. Deferred income taxes are provided for these gains and losses.

Investments are assessed for possible impairment when there are indications that the fair value of the investment may be below the company's carrying value. When such a condition is deemed to be other than temporary, the carrying value of the investment is written down to its fair value, and the amount of the write-down is included in net income. In making the determination as to whether a decline is other than temporary, the company considers such factors as the duration and extent of decline, the investee's financial performance, and the company's ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment's market value. The new cost basis of investments in the common stock of equity investees is not changed for subsequent recoveries in fair value. Subsequent recoveries in the carrying value of other investments are reported in "Other comprehensive income."

For other than goodwill, differences between the company's carrying value of an equity investment and its underlying equity in the net assets of the affiliate are amortized to income generally over the estimated economic life of the underlying net assets. Differences attributable to goodwill are subject to assessment for impairment.

Derivatives The majority of the company's activity in commodity derivative instruments is intended to manage the price risk posed by physical transactions. For some of this derivative activity, generally limited to large, discrete or infrequently occurring transactions, the company may elect to apply fair value or cash flow hedge accounting. For other similar derivative instruments, generally because of the short-term nature of the contracts and their limited use, the company has elected not to apply hedge accounting, and changes in the fair value of those contracts are reflected in current income. For the company's trading activity, gains and losses from the derivative instruments are reported in current income. For derivative instruments relating to foreign currency exposures, gains and losses are reported in current income. Interest rate swaps – hedging a portion of the company's fixed rate debt – are accounted for as fair value hedges, whereas interest rate swaps relating to a portion of the company's floating-rate debt are recorded at fair value on the Consolidated Balance Sheet with resulting gains and losses reflected in income.

Short-Term Investments All short-term investments are classified as available for sale and are in highly liquid debt or equity securities. Those investments that are part of the company's cash management portfolio with original maturities of three months or less are reported as "Cash equivalents." The balance of the short-term investments is reported as "Marketable securities." Short-term investments are marked-to-market with any unrealized gains or losses included in "Other comprehensive income."

Inventories Crude oil, petroleum products and chemicals are generally stated at cost, using a Last-In, First-Out (LIFO) method. In the aggregate, these costs are below market. "Materials, supplies and other" inventories generally are stated at average cost.

Properties, Plant and Equipment The successful efforts method is used for oil and gas exploration and production activities. All costs for development wells, related plant and equipment, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves. Costs of wells that are assigned proved reserves remain capitalized. Costs also are capitalized for wells that find commercially producible reserves that cannot be classified as proved, pending one or more of the following: (1) decisions on additional major capital expenditures, (2) the results of additional exploratory wells that are under way or firmly planned, and (3) securing final regulatory approvals for development. Otherwise, well costs are expensed if a determination as to whether proved reserves were found cannot be made within one year following completion of drilling. All other exploratory wells and costs are expensed.

Long-lived assets, including proved oil and gas properties, are assessed for possible impairment by comparing their carrying values with the undiscounted future net before-tax cash flows. Events that can trigger assessments for possible impairments include write-downs of proved reserves based on field performance, significant decreases in the market value of an asset, and significant change in the extent or manner of use or physical change in an asset. Impaired assets are written down to their estimated fair values, generally their discounted future net before-tax cash flows. For proved oil and gas properties in the United States, the company generally performs the impairment review on an individual field basis. Outside the United States, reviews are performed on a country, concession or field basis, as appropriate. Impairment amounts are recorded as incremental "Depreciation, depletion and amortization" expense.

Depreciation and depletion (including provisions for future abandonment and restoration costs) of all capitalized costs of proved oil and gas producing properties, except mineral interests, are expensed using the unit-of-production method by individual field as the proved developed reserves are produced. Depletion expenses for capitalized costs of proved mineral interests are recognized using the unit-of-production method by individual field as the related proved reserves are produced. Periodic valuation provisions for impairment of capitalized costs of unproved mineral interests are expensed.

Depreciation and depletion expenses for coal are determined using the unit-of-production method as the proved reserves are produced. The capitalized costs of all other plant and equipment are depreciated or amortized over their estimated useful lives. In general, the declining-balance method is used to depreciate plant and equipment in the United States; the straight-line method generally is used to depreciate international plant and equipment and to amortize all capitalized leased assets.

Gains or losses are not recognized for normal retirements of properties, plant and equipment subject to composite group amortization or depreciation. Gains or losses from abnormal retirements are recorded as expenses and from sales as "Other income."

Expenditures for maintenance, repairs and minor renewals to maintain facilities in operating condition are generally expensed as incurred. Major replacements and renewals are capitalized.

Environmental Expenditures Environmental expenditures that relate to ongoing operations or to conditions caused by past operations are expensed. Expenditures that create future benefits or contribute to future revenue generation are capitalized.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals are generally based on the company's commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. For the company's U.S. and Canadian marketing facilities, the accrual is based on the probability that a future remediation commitment will be required. For oil, gas and coal producing properties, a provision is made through depreciation expense for anticipated abandonment and restoration costs at the end of a property's useful life. See also Note 18 related to Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations," which became effective for ChevronTexaco on January 1, 2003.

For Superfund sites, the company records a liability for its share of costs when it has been named as a potentially responsible party (PRP) and when an assessment or cleanup plan has been developed. This liability includes the company's own portion of the costs and also the company's portion of amounts for other PRPs when it is probable that they will not be able to pay their share of the cleanup obligation.

The company records the gross amount of its liability based on its best estimate of future costs using currently available technology and applying current regulations as well as the company's own internal environmental policies. Future amounts are not discounted. Recoveries or reimbursements are recorded as assets when receipt is reasonably assured.

Currency Translation The U.S. dollar is the functional currency for substantially all of the company's consolidated operations and those of its equity affiliates. For those operations, all gains or losses from currency translations are currently included in income. The cumulative translation effects for those few entities, both consolidated and affiliated, using functional currencies other than the U.S. dollar are included in the currency translation adjustment in "Stockholders' equity."

Revenue Recognition Revenues associated with sales of crude oil, natural gas, coal, petroleum and chemicals products, and all other sources are recorded when title passes to the customer, net of royalties, discounts and allowances, as applicable. Revenues from natural gas production from properties in which ChevronTexaco has an interest with other producers are generally recognized on the basis of the company's net working interest (entitlement method).

Stock Compensation At December 31, 2002, the company had stock-based employee compensation plans, which are described more fully in Note 20. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value-recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	Year ended December 31		
	2002	2001	2000
Net income, as reported	**$ 1,132**	$ 3,288	$ 7,727
Add: Stock-based employee compensation expense included in reported net income determined under APB No. 25, net of related tax effects	**(1)**	68	(1)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	**(48)**	(154)	(39)
Pro forma net income	**$ 1,083**	$ 3,202	$ 7,687
Earnings per share:			
Basic – as reported	$ 1.07	$ 3.10	$ 7.23
Basic – pro forma	$ 1.02	$ 3.02	$ 7.19
Diluted – as reported	$ 1.07	$ 3.09	$ 7.21
Diluted – pro forma	$ 1.02	$ 3.01	$ 7.18

NOTE 2.

TEXACO MERGER TRANSACTION AND EXTRAORDINARY ITEM

The following table presents summarized financial data for the combined company for periods prior to the merger.

Millions of dollars	Nine months ended September 30 2001	Year ended December 31 2000
Revenues and other income		
Chevron	**$ 37,213**	$ 52,129
Texaco[1]	**39,469**	53,520
Adjustments/eliminations[2]	**8,103**	13,481
ChevronTexaco	**$ 84,785**	$ 119,130
Net income		
Chevron	**$ 4,092**	$ 5,185
Texaco[1]	**2,214**	2,542
Net income, before extraordinary item	**$ 6,306**	$ 7,727
Extraordinary loss net of income tax[3]	**(496)**	–
ChevronTexaco	**$ 5,810**	$ 7,727

[1] Includes certain reclassification adjustments to conform to historical Chevron presentation.
[2] Consolidation of former equity operations and intercompany eliminations.
[3] Loss associated with the sales of the company's interests in Equilon and Motiva.

At the time of the merger, each share of Texaco common stock was converted, on a tax-free basis, into the right to receive 0.77 shares of ChevronTexaco common stock. Approximately 425 million additional shares of common stock were issued, representing about 40 percent of the outstanding ChevronTexaco common stock after the merger.

As a condition of approving the merger, the U.S. Federal Trade Commission (FTC) required the divestment of certain Texaco assets: Texaco's investments in its U.S. refining, marketing and transportation affiliates, Equilon Enterprises LLC (Equilon) and Motiva Enterprises LLC (Motiva), as well as other interests in U.S. natural gas processing and transportation facilities and general aviation fuel marketing.

At the time of the merger, Texaco placed its interests in Equilon and Motiva in trust, as required by the FTC. Because the company no longer exercised significant influence over these investments, the associated accounting method was changed from equity to cost basis.

Net income for 2001 included a loss of $643, net of a tax benefit of $144 ($0.61 per common share – diluted), related to the disposition of assets that were required as a condition of the FTC approval of the merger and other assets that were made duplicative by the merger. The after-tax loss on these dispositions was reported as an extraordinary item in accordance with pooling-of-interests accounting requirements.

Included in the total after-tax loss was a loss of $564 connected with the sale of interests in Equilon and Motiva. Proceeds from the sale, which closed in February 2002, were approximately $2,200.

For both assets that were being sold by order of the FTC and other assets that were being disposed of because they were made duplicative by the merger, the total net book value at year-end 2001 was $2,181. This amount was included in "Current assets" on the Consolidated Balance Sheet at December 31, 2001, as "Assets held for sale – merger related." Net income for 2001 associated with all such assets sold as a result of the merger was approximately $375. The corresponding amount in 2002 was not significant.

NOTE 3.

EMPLOYEE TERMINATION BENEFITS AND OTHER RESTRUCTURING COSTS

In connection with the merger, the company incurred significant incremental expenses, which included: employee severance payments; incremental pension and medical plan benefits associated with workforce reductions; legal, accounting, SEC filing and investment banker fees; employee and office relocations; and the elimination of redundant facilities and operations. In 2002, before-tax merger-related expenses were $576 ($386 after tax). In 2001, such expenses were $1,563 ($1,136 after tax). Included in these amounts were accruals of $891 and $60 in 2001 and 2002, respectively, for severance-related benefits for approximately 4,500 employees and other merger-related expenses that will not benefit future operations.

Activity for this merger-related accrual balance is summarized in the table below:

Millions of dollars	Amount
Additions – 2001	$ 891
Payments – 2001	(105)
Balance at December 31, 2001	**786**
Additions – 2002	60
Payments – 2002	(470)
Balance at December 31, 2002	**$ 376**

Of the 4,500 employees, approximately 450 remained on the payroll at December 31, 2002. About 130 of the remaining employees are expected to terminate their employment in the first quarter 2003. The year-end 2002 accrual balance is not expected to be extinguished for approximately two years, reflecting a severance payment deferral option exercised by certain employees. The company does not expect to incur significant amounts for merger-related expenses in 2003.

NOTE 4.

SPECIAL ITEMS AND OTHER FINANCIAL INFORMATION

Net income for each period presented includes amounts categorized by the company as "special items," which management separately identifies to assist in the identification and explanation of the trend of results.

Listed in the following table are categories of these items and their net increase (decrease) to net income, after related tax effects.

	Year ended December 31		
	2002	2001	2000
Special Items			
Asset write-offs and revaluations			
Exploration and production			
Impairments – U.S.	$ (183)	$ (1,168)	$ (176)
– International	(100)	(247)	–
Refining, marketing and transportation			
Impairments – U.S.	(66)	–	–
– International	(136)	(46)	(112)
Chemicals			
Manufacturing facility impairment – U.S.	–	(32)	(90)
Other asset write-offs	–	(64)	–
All other			
Mining asset write-off	–	(152)	–
Equity share of Dynegy's write-offs and revaluations	(531)	–	–
Other Dynegy-related	(1,626)	–	77
	(2,642)	(1,709)	(301)
Asset dispositions, net			
Pipeline interests – Dynegy	(149)	–	–
Oil and gas assets – U.S.	–	49	(107)
Oil and gas assets – International	–	–	80
Real estate and other	–	–	99
	(149)	49	72
Prior-year tax adjustments	60	(5)	107
Environmental remediation provisions, net	(160)	(78)	(264)
Merger-related expenses	(386)	(1,136)	–
Extraordinary loss on merger-related asset sales	–	(643)	–
Other, net			
Litigation and regulatory issues	(57)	–	(62)
Tax benefits on asset sales	–	–	70
	(57)	–	8
Total Special Items	$ (3,334)	$ (3,522)	$ (378)

In 2002, the company recorded write-downs of $1,626 of its investment in Dynegy common and preferred stock and $136 of its investment in its publicly traded Caltex Australia affiliate to their respective estimated fair values. The write-downs were required because the declines in the fair values of the investments below their carrying values were deemed to be other than temporary. Refer to Note 13 for additional information on the company's investment in Dynegy and Caltex Australia.

Also in 2002, impairments of $183 were recorded for various U.S. exploration and production properties and $100 for international projects, reflecting lower expected recovery of proved oil reserves. Impairments in 2001 included $1,022 for the Midway Sunset Field in California – the result of a write-down in proved oil reserve quantities – upon determination of a lower-than-projected oil recovery from the field's steam injection process. A $247 impairment of the LL-652 Field in Venezuela was also recorded in 2001 – as slower-than-expected reservoir repressurization resulted in a reduction in the projected volumes of oil recoverable during the company's remaining contract period of operation. Asset impairments included in "Asset write-offs and revaluations" were for assets held for use.

The aggregate effects on income statement categories from special items are reflected in the following table, including ChevronTexaco's proportionate share of special items related to equity affiliates.

	Year ended December 31		
	2002	2001	2000
Revenues and other income			
Income from equity affiliates	$ (693)	$ (123)	$ (141)
Other income	–	84	356
Total revenues and other income	(693)	(39)	215
Costs and other deductions			
Operating expenses	259	25	394
Selling, general and administrative expenses	180	139	94
Depreciation, depletion and amortization	298	2,294	561
Merger-related expenses	576	1,563	–
Taxes other than on income	–	12	–
Write-down of investments in equity affiliates	1,932	–	–
Interest and debt expense	–	–	4
Minority interest	–	–	(9)
Total costs and other deductions	3,245	4,033	1,044
Income before income tax expense	(3,938)	(4,072)	(829)
Income tax expense	(604)	(1,193)	(451)
Net income before extraordinary item	$ (3,334)	$ (2,879)	$ (378)
Extraordinary loss, net of income tax	–	(643)	–
Net income	$ (3,334)	$ (3,522)	$ (378)

Other financial information is as follows:

	Year ended December 31		
	2002	2001	2000
Total financing interest and debt costs	$ 632	$ 955	$ 1,218
Less: Capitalized interest	67	122	108
Interest and debt expense	$ 565	$ 833	$ 1,110
Research and development expenses	$ 221	$ 209	$ 211
Foreign currency (losses) gains*	$ (43)	$ 191	$ 182

*Includes $(66), $12 and $66 in 2002, 2001 and 2000, respectively, for the company's share of equity affiliates' foreign currency (losses) gains.

The excess of market value over the carrying value of inventories for which the LIFO method is used was $1,578, $1,580 and $2,339 at December 31, 2002, 2001 and 2000, respectively. Market value is generally based on average acquisition costs for the year.

Millions of dollars, except per-share amounts

NOTE 5.

INFORMATION RELATING TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

"Net decrease in operating working capital" is composed of the following:

	Year ended December 31		
	2002	2001	2000
(Increase) decrease in accounts and notes receivable	**$ (1,135)**	$ 2,472	$ (2,162)
Decrease (increase) in inventories	**185**	(294)	120
Decrease (increase) in prepaid expenses and other current assets	**92**	(211)	73
Increase (decrease) in accounts payable and accrued liabilities	**1,845**	(742)	1,327
Increase (decrease) in income and other taxes payable	**138**	(582)	733
Net decrease in operating working capital	**$ 1,125**	$ 643	$ 91
Net cash provided by operating activities includes the following cash payments for interest and income taxes:			
Interest paid on debt (net of capitalized interest)	**$ 533**	$ 873	$ 1,095
Income taxes paid	**$ 2,916**	$ 5,465	$ 4,883
Net (purchases) sales of marketable securities consists of the following gross amounts:			
Marketable securities purchased	**$ (5,789)**	$ (2,848)	$ (6,671)
Marketable securities sold	**5,998**	2,665	6,751
Net sales (purchases) of marketable securities	**$ 209**	$ (183)	$ 80

The major components of "Capital expenditures" and the reconciliation of this amount to the capital and exploratory expenditures, excluding equity in affiliates, presented in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are detailed in the following table.

	Year ended December 31		
	2002	2001	2000
Additions to properties, plant and equipment[1]	**$ 6,262**	$ 6,445	$ 6,173
Additions to investments	**1,138**	2,902[2]	1,118
Current-year dry-hole expenditures	**252**	418	402
Payments for other liabilities and assets, net	**(55)**	(52)	(64)
Capital expenditures	**7,597**	9,713	7,629
Expensed exploration expenditures	**303**	393	487
Payments of long-term debt and other financing obligations, net	**2**	210[3]	175
Capital and exploratory expenditures, excluding equity affiliates	**7,902**	10,316	8,291
Equity in affiliates' expenditures	**1,353**	1,712	1,229
Capital and exploratory expenditures, including equity affiliates	**$ 9,255**	$12,028	$ 9,520

[1] Net of noncash items of $195 in 2002 and $63 in 2001.
[2] Includes $1,500 for investment in Dynegy preferred stock.
[3] Represents a deferred payment related to 1993 acquisition of an interest in the Tengizchevroil joint venture.

In 2000, Chevron contributed $2,800 of net noncash assets to Chevron Phillips Chemical Company LLC (CPChem). The investment is accounted for under the equity method.

NOTE 6.

SUMMARIZED FINANCIAL DATA – CHEVRON U.S.A. INC.

Chevron U.S.A. Inc. (CUSA) is a major subsidiary of ChevronTexaco Corporation. CUSA and its subsidiaries manage and operate most of ChevronTexaco's U.S. businesses and assets related to the exploration and production of crude oil, natural gas and natural gas liquids and also those associated with refining, marketing, supply and distribution of products derived from petroleum, other than natural gas liquids, excluding most of the pipeline operations of ChevronTexaco. CUSA also holds divisions overseeing or operating global businesses such as aviation fuel, lubricants, shipping and trading, and divisions providing administrative, technical and other services to affiliated companies. CUSA holds ChevronTexaco's investment in the CPChem joint venture and Dynegy, which are accounted for using the equity method.

In 2002, ChevronTexaco implemented a legal reorganization in which certain ChevronTexaco subsidiaries transferred assets to or under CUSA and other ChevronTexaco companies were merged with and into CUSA. The summarized financial information for CUSA and its consolidated subsidiaries presented in the table below gives retroactive effect to the reorganization in a manner similar to a pooling of interests, with all periods presented as if the companies had always been combined and the reorganization had occurred on January 1, 2000. However, the financial information included below may not reflect the financial position and operating results in the future or the historical results in the periods presented had the reorganization actually occurred on January 1, 2000.

	Year ended December 31		
	2002	2001	2000
Sales and other operating revenues	**$ 66,899**	$57,318	$ 62,559
Total costs and other deductions	**68,583**	56,117	57,952
Net (loss) income	**(1,897)**	1,265	3,702

	At December 31	
	2002	2001
Current assets	**$ 12,852**	$ 10,584
Other assets	**24,554**	25,433
Current liabilities	**19,164**	11,370
Other liabilities	**12,976**	14,935
Net equity	**5,266**	9,712
Memo: Total debt	**$ 8,137**	$ 9,768

CUSA's net loss of $1,897 for 2002 included net charges of $2,555 for asset write-downs and dispositions, of which $2,306 was related to Dynegy.

NOTE 7.

SUMMARIZED FINANCIAL DATA – CHEVRON TRANSPORT CORPORATION LTD.

Chevron Transport Corporation Ltd. (CTC), incorporated in Bermuda, is an indirect, wholly owned subsidiary of ChevronTexaco Corporation. CTC is the principal operator of ChevronTexaco's international tanker fleet and is engaged in the marine transportation of crude oil and refined petroleum products. Most of CTC's shipping revenue is derived from providing transportation services to other ChevronTexaco companies. ChevronTexaco Corporation has guaranteed this subsidiary's obligations in connection with certain debt securities issued by a third party.

NOTE 7. SUMMARIZED FINANCIAL DATA – CHEVRON TRANSPORT CORPORATION LTD. – Continued

Summarized financial information for CTC and its consolidated subsidiaries is presented as follows:

	Year ended December 31		
	2002	2001	2000
Sales and other operating revenues	**$ 850**	$ 859	$ 728
Total costs and other deductions	**922**	793	777
Net (loss) income	**(79)**	67	(47)

	At December 31	
	2002	2001
Current assets	**$ 273**	$ 196
Other assets	**464**	527
Current liabilities	**334**	280
Other liabilities	**344**	311
Net equity	**59**	132

During 2002, CTC's paid-in capital increased by $6 from additional capital contributions and settlements.

There were no restrictions on CTC's ability to pay dividends or make loans or advances at December 31, 2002.

NOTE 8.

STOCKHOLDERS' EQUITY

Retained earnings at December 31, 2002 and 2001, included approximately $1,559 and $2,015, respectively, for the company's share of undistributed earnings of equity affiliates.

Upon the merger of Chevron and Texaco, the authorized common stock of ChevronTexaco was increased from 2 billion shares of $0.75 par value to 4 billion shares of $0.75 par value. Under the terms of the merger agreement, approximately 425 million shares of ChevronTexaco common stock were issued in exchange for all of the outstanding shares of Texaco common stock based upon an exchange ratio of 0.77 of a ChevronTexaco share for each Texaco share. Texaco's common stock held in treasury was canceled at the effective time of the merger.

In 1998, in connection with the renewal of Chevron's Stockholder Rights Plan, Chevron declared a dividend distribution on each outstanding share of its common stock of one Right to purchase participating preferred stock. Since this distribution in 1998, all newly issued shares of the corporation's common stock have been accompanied by a preferred stock purchase Right, including the shares issued in connection with the merger between Chevron and Texaco. Following the merger, the Chevron Stockholder Rights Plan has continued as the Stockholder Rights Plan of ChevronTexaco. The Rights issued under the plan become exercisable, unless redeemed earlier by ChevronTexaco, if a person or group acquires or obtains the right to acquire 10 percent or more of the outstanding shares of common stock or commences a tender or exchange offer that would result in that person or group acquiring 10 percent or more of the outstanding shares of common stock, either event occurring without the prior consent of ChevronTexaco. The ChevronTexaco Series A Participating Preferred Stock that the holder of a Right is entitled to receive and the purchase price payable upon exercise of the ChevronTexaco Right are both subject to adjustment. The person or group who acquired 10 percent or more of the outstanding shares of common stock without the prior consent of ChevronTexaco would not be entitled to this purchase.

In November 2002, the Stockholder Rights agreement was amended so that the Rights will expire in November 2003, five years earlier than the initial expiration date in November 2008.

The Rights may be redeemed by the company at 1 cent per Right prior to the expiration date. The Rights do not have voting or dividend rights and until they become exercisable have no dilutive effect on the earnings per share of the company. Five million shares of the company's preferred stock were designated Series A Participating Preferred Stock and reserved for issuance upon exercise of the Rights. No event during 2002 made the Rights exercisable.

Until June 2001, there were 1,200 shares of Texaco cumulative variable rate preferred stock, called Market Auction Preferred Shares (MAPS), outstanding, with an aggregate value of $300. The MAPS were redeemed in June 2001, at a liquidation preference of $250,000 per share, plus premium and accrued and unpaid dividends.

At December 31, 2002, 30 million shares of ChevronTexaco's authorized but unissued common stock were reserved for issuance under the ChevronTexaco Corporation Long-Term Incentive Plan (LTIP), which was approved by the stockholders in 1990. To date, all of the plan's common stock requirements have been met from the company's treasury stock, and there have been no issuances of reserved shares.

NOTE 9.

FINANCIAL AND DERIVATIVE INSTRUMENTS

Commodity Derivative Instruments ChevronTexaco is exposed to market risks related to price volatility of crude oil, refined products, natural gas and refinery feedstock.

The company uses derivative commodity instruments to manage this exposure on a small portion of its activity, including: firm commitments and anticipated transactions for the purchase or sale of crude oil; feedstock purchases for company refineries; crude oil and refined products inventories; and fixed-price contracts to sell natural gas and natural gas liquids.

The company also uses derivative commodity instruments for limited trading purposes.

The company maintains a policy of requiring that an International Swaps and Derivatives Association Agreement govern derivative contracts with certain counterparties to mitigate credit risk. Depending on the nature of the derivative transaction, bilateral collateral arrangements may also be required. When the company is engaged in more than one outstanding derivative transaction with the same counterparty and also has a legally enforceable netting agreement with that counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with that counterparty and a reasonable measure of the company's credit risk. It is the company's policy to use other netting agreements with certain counterparties with which it conducts significant transactions.

The fair values of the outstanding contracts are reported on the Consolidated Balance Sheet as "Accounts and notes receivable," "Accounts payable," "Long-term receivables – net," and "Deferred credits and other noncurrent obligations." Gains and losses on the company's risk management activities are reported as either "Sales and other operating revenues" or "Purchased crude oil and products," whereas trading gains and losses are reported as "Other income." These activities are reported under "Operating activities" in the Consolidated Statement of Cash Flows.

Foreign Currency The company enters into forward exchange contracts, generally with terms of 180 days or less, to manage some of its foreign currency exposures. These exposures include revenue

Millions of dollars, except per-share amounts

and anticipated purchase transactions, including foreign currency capital expenditures and lease commitments, forecasted to occur within 180 days. The forward exchange contracts are recorded at fair value on the balance sheet with resulting gains and losses reflected in income.

The fair values of the outstanding contracts are reported on the Consolidated Balance Sheet as "Accounts and notes receivable" or "Accounts payable," with gains and losses reported as "Other income." These activities are reported under "Operating activities" in the Consolidated Statement of Cash Flows.

Interest Rates The company enters into interest rate swaps as part of its overall strategy to manage the interest rate risk on its debt. Under the terms of the swaps, net cash settlements are based on the difference between fixed-rate and floating-rate interest amounts calculated by reference to agreed notional principal amounts. Interest rate swaps related to a portion of the company's fixed-rate debt are accounted for as fair value hedges, whereas interest rate swaps related to a portion of the company's floating-rate debt are recorded at fair value on the balance sheet with resulting gains and losses reflected in income.

During 2002, no new swaps were initiated. At year-end 2002, the interest rate swaps outstanding related to fixed-rate debt, and their weighted average maturity was approximately 5.6 years.

Fair values of the interest rate swaps are reported on the Consolidated Balance Sheet as "Accounts and notes receivables" or "Accounts payable," with gains and losses reported directly in income as part of "Interest and debt expense." These activities are reported under "Operating activities" in the Consolidated Statement of Cash Flows.

Concentrations of Credit Risk The company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, marketable securities, derivative financial instruments and trade receivables. The company's short-term investments are placed with a wide array of financial institutions with high credit ratings. This diversified investment policy limits the company's exposure both to credit risk and to concentrations of credit risk. Similar standards of diversity and creditworthiness are applied to the company's counterparties in derivative instruments.

The trade receivable balances, reflecting the company's diversified sources of revenue, are dispersed among the company's broad customer base worldwide. As a consequence, concentrations of credit risk are limited. The company routinely assesses the financial strength of its customers. When the financial strength of a customer is not considered sufficient, Letters of Credit are the principal security obtained to support lines of credit.

Fair Value Fair values are derived either from quoted market prices or, if not available, the present value of the expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year-end.

Long-term debt of $7,296 and $6,599 had estimated fair values of $7,971 and $7,097 at December 31, 2002 and 2001, respectively.

For interest rate swaps, the notional principal amounts of $665 and $930 had estimated fair values of $70 and $2 at December 31, 2002 and 2001, respectively.

The company holds cash equivalents and U.S. dollar marketable securities in domestic and offshore portfolios. Eurodollar bonds, floating-rate notes, time deposits and commercial paper are the primary instruments held. Cash equivalents and marketable securities had fair values of $2,506 and $2,449 at December 31, 2002 and 2001, respectively. Of these balances, $1,682 and $1,446 at the respective year-ends were classified as cash equivalents that had average maturities under 90 days. The remainder, classified as marketable securities, had average maturities of approximately 3.9 years.

The company's $1,500 investment in redeemable, convertible preferred stock of its Dynegy affiliate had an estimated fair value of $300 at December 31, 2002.

NOTE 10.

OPERATING SEGMENTS AND GEOGRAPHIC DATA

ChevronTexaco separately manages its exploration and production; refining, marketing and transportation; and chemicals businesses. "All Other" activities include corporate administrative costs, worldwide cash management and debt financing activities, the company's investment in Dynegy, coal mining operations, power and gasification operations, technology investments, insurance operations, real estate activities, and expenses and net losses associated with the merger. The company's primary country of operation is the United States of America, its country of domicile. Other components of the company's operations are reported as "International" (outside the United States).

Segment Earnings The company evaluates the performance of its operating segments on an after-tax basis, without considering the effects of debt financing interest expense or investment interest income, both of which are managed by the company on a worldwide basis. Corporate administrative costs and assets are not allocated to the operating segments. However, operating segments are billed for the direct use of corporate services. Nonbillable costs and merger effects remain at the corporate level. After-tax segment income (loss) is presented in the following table:

	Year ended December 31		
	2002	2001	2000
Exploration and Production			
United States	**$ 1,717**	$ 1,779	$3,453
International	**2,839**	2,533	3,702
Total Exploration and Production	**4,556**	4,312	7,155
Refining, Marketing and Transportation			
United States	**(398)**	1,254	721
International	**31**	560	414
Total Refining, Marketing and Transportation	**(367)**	1,814	1,135
Chemicals			
United States	**13**	(186)	(31)
International	**73**	58	71
Total Chemicals	**86**	(128)	40
Total Segment Income	**4,275**	5,998	8,330
Merger-related expenses	**(386)**	(1,136)	–
Extraordinary loss	**–**	(643)	–
Interest expense	**(406)**	(552)	(766)
Interest income	**72**	147	139
Other	**(2,423)**	(526)	24
Net Income	**$ 1,132**	$ 3,288	$7,727

Segment Assets Segment assets do not include intercompany investments or intercompany receivables. At December 31, 2001, "All Other" also included $2,181 for merger-related assets held for sale. Segment assets at year-end 2002 and 2001 follow:

	At December 31	
	2002	2001
Exploration and Production		
United States	$11,671	$12,718
International	26,172	24,177
Total Exploration and Production	37,843	36,895
Refining, Marketing and Transportation		
United States	9,681	8,902
International	17,699	16,426
Total Refining, Marketing and Transportation	27,380	25,328
Chemicals		
United States	2,154	2,059
International	698	701
Total Chemicals	2,852	2,760
Total Segment Assets	68,075	64,983
All Other		
United States	5,364	8,950
International	3,920	3,639
Total All Other	9,284	12,589
Total Assets – United States	28,870	32,629
Total Assets – International	48,489	44,943
Total Assets	$77,359	$77,572

Segment Sales and Other Operating Revenues Operating segment sales and other operating revenues, including internal transfers, for the years 2002, 2001 and 2000 are presented in the following table. Sales from the transfer of products between segments are at prices that approximate market.

Revenues for the exploration and production segment are derived primarily from the production of crude oil and natural gas. Revenues for the refining, marketing and transportation segment are derived from the refining and marketing of petroleum products, such as gasoline, jet fuel, gas oils, kerosene, lubricants, residual fuel oils and other products derived from crude oil. This segment also generates revenues from the transportation and trading of crude oil and refined products. Revenues for the chemicals segment are derived from the manufacture and sale of additives for lubricants and fuel. Prior to the July 2000 formation of CPChem, chemicals segment revenues were derived from the manufacture and sale of petrochemicals, plastic resins, and lube oil and fuel additives. Subsequent to the formation of the joint venture, only revenues from the manufacture and sale of lube oil and fuel additives were included. Revenues from "All Other" activities include coal mining operations, power and gasification operations, technology investments, insurance operations and real estate activities.

Other than the United States, the only country where ChevronTexaco generates significant revenues is the United Kingdom, which amounted to $10,816, $10,350 and $12,101 in 2002, 2001 and 2000, respectively.

	Year ended December 31		
	2002	2001*	2000*
Exploration and Production			
United States	$ 4,500	$ 11,874	$ 13,397
Intersegment	4,326	3,167	3,542
Total United States	8,826	15,041	16,939
International	5,637	9,127	9,052
Intersegment	8,377	7,376	6,189
Total International	14,014	16,503	15,241
Total Exploration and Production	22,840	31,544	32,180
Refining, Marketing and Transportation			
United States	33,880	29,294	31,926
Excise Taxes	3,990	3,954	3,837
Intersegment	163	392	414
Total United States	38,033	33,640	36,177
International	45,759	45,248	52,501
Excise Taxes	3,006	2,580	2,737
Intersegment	43	452	930
Total International	48,808	48,280	56,168
Total Refining, Marketing and Transportation	86,841	81,920	92,345
Chemicals			
United States	323	335	1,985
Excise Taxes	–	–	1
Intersegment	109	89	137
Total United States	432	424	2,123
International	638	670	701
Excise Taxes	10	12	26
Intersegment	68	65	–
Total International	716	747	727
Total Chemicals	1,148	1,171	2,850
All Other			
United States	911	1,278	933
Intersegment	212	60	90
Total United States	1,123	1,338	1,023
International	37	37	(1)
Intersegment	–	9	19
Total International	37	46	18
Total All Other	1,160	1,384	1,041
Segment Sales and Other Operating Revenues			
United States	48,414	50,443	56,262
International	63,575	65,576	72,154
Total Segment Sales and Other Operating Revenues	111,989	116,019	128,416
Elimination of Intersegment Sales	(13,298)	(11,610)	(11,321)
Total Sales and Other Operating Revenues	$ 98,691	$104,409	$117,095

*2001 and 2000 include certain reclassifications to conform to 2002 presentation.

Millions of dollars, except per-share amounts

NOTE 10. OPERATING SEGMENTS AND GEOGRAPHIC DATA – Continued

Segment Income Taxes Segment income tax expenses for the years 2002, 2001 and 2000 are as follows:

	Year ended December 31		
	2002	2001	2000
Exploration and Production			
United States	$ 862	$ 965	$ 1,901
International	3,433	3,569	4,363
Total Exploration and Production	4,295	4,534	6,264
Refining, Marketing and Transportation			
United States	(254)	744	383
International	138	260	152
Total Refining, Marketing and Transportation	(116)	1,004	535
Chemicals			
United States	(17)	(78)	31
International	17	23	30
Total Chemicals	–	(55)	61
All Other*	(1,155)	(1,123)	(538)
Total Income Tax Expense*	$ 3,024	$ 4,360	$ 6,322

*2001 excludes tax of $144 for extraordinary item.

Other Segment Information Additional information for the segmentation of major equity affiliates is contained in Note 13. Information related to properties, plant and equipment by segment is contained in Note 14.

NOTE 11.

LITIGATION

Unocal Chevron, Texaco and four other oil companies (refiners) filed suit in 1995 contesting the validity of a patent ('393' patent) granted to Unocal Corporation (Unocal) for certain reformulated gasoline blends. ChevronTexaco sells reformulated gasolines in California in certain months of the year. In March 2000, the U.S. Court of Appeals for the Federal Circuit upheld a September 1998 District Court decision that Unocal's patent was valid and enforceable and assessed damages of 5.75 cents per gallon for gasoline produced during the summer of 1996, which infringed on the claims of the patent. In February 2001, the U.S. Supreme Court concluded it would not review the lower court's ruling, and the case was sent back to the District Court for an accounting of all infringing gasoline produced after August 1, 1996. The District Court has now ruled that the per-gallon damages awarded by the jury are limited to infringement that occurs in California only. Additionally, the U.S. Patent and Trademark Office (USPTO) granted two petitions by the refiners to re-examine the validity of Unocal's '393' patent and has twice rejected all of the claims in the '393' patent. The District Court judge requested further briefing and advised that she would not enter a final judgment in this case until the USPTO also had completed its re-examination of the '393' patent. During 2002, the USPTO also rejected the validity of another Unocal patent, the '126' patent, which could affect a larger share of U.S. gasoline production. Separately, the FTC has issued an administrative complaint alleging that Unocal's conduct in this matter represented an unfair method of competition, which may make Unocal's patents unenforceable.

Unocal has obtained additional patents that could affect a larger share of U.S. gasoline production. ChevronTexaco believes these additional patents are invalid, unenforceable and/or not infringed. The company's financial exposure in the event of unfavorable conclusions to the patent litigation and regulatory reviews may include royalties, plus interest, for production of gasoline that is proved to have infringed the patents. The competitive and financial effects on the company's refining and marketing operations, while presently indeterminable, could be material. ChevronTexaco has been accruing in the normal course of business any future estimated liability for potential infringement of the '393' patent covered by the 1998 trial court's ruling. In 2000, prior to the merger, Chevron and Texaco made payments to Unocal totaling approximately $30 million for the original court ruling, including interest and fees.

MTBE Another issue involving the company is the petroleum industry's use of methyl tertiary butyl ether (MTBE) as a gasoline additive and its potential environmental impact through seepage into groundwater. Along with other oil companies, the company is a party to lawsuits and claims related to the use of the chemical MTBE in certain oxygenated gasolines. These actions may require the company to correct or ameliorate the alleged effects on the environment of prior release of MTBE by the company or other parties. Additional lawsuits and claims related to the use of MTBE, including personal-injury claims, may be filed in the future. The company's ultimate exposure related to these lawsuits and claims is not currently determinable, but could be material to net income in any one period. ChevronTexaco has worked to reduce the use of MTBE in gasoline it manufactures in the United States. The state of California has directed that MTBE be phased out of the manufacturing process by the end of 2003, and the company intends to comply with this mandate. By May 2003, the company plans to market branded gasoline that uses ethanol as an oxygenate instead of MTBE in southern California and will complete the changeover in northern California later in the year.

NOTE 12.

LEASE COMMITMENTS

Certain noncancelable leases are classified as capital leases, and the leased assets are included as part of "Properties, plant and equipment, at cost." Such leasing arrangements involve tanker charters, crude oil production and processing equipment, service stations, and other facilities. Other leases are classified as operating leases and are not capitalized. The payments on such leases are recorded as expense. Details of the capitalized leased assets are as follows:

	At December 31	
	2002	2001
Exploration and production	$ 176	$ 172
Refining, marketing and transportation	843	848
Total	1,019	1,020
Less: Accumulated amortization	595	567
Net capitalized leased assets	$ 424	$ 453

NOTE 12. LEASE COMMITMENTS – Continued

Rental expenses incurred for operating leases during 2002, 2001 and 2000 were as follows:

	Year ended December 31		
	2002	2001	2000
Minimum rentals	**$ 1,270**	$ 1,132	$ 1,062
Contingent rentals	**4**	14	35
Total	**1,274**	1,146	1,097
Less: Sublease rental income	**53**	76	77
Net rental expense	**$ 1,221**	$ 1,070	$ 1,020

Contingent rentals are based on factors other than the passage of time, principally sales volumes at leased service stations. Certain leases include escalation clauses for adjusting rentals to reflect changes in price indices, renewal options ranging from one to 25 years, and/or options to purchase the leased property during or at the end of the initial or renewal lease period for the fair market value or other specified amount at that time.

At December 31, 2002, the estimated future minimum lease payments (net of noncancelable sublease rentals) under operating and capital leases, which at inception had a noncancelable term of more than one year, were as follows:

		At December 31	
		Operating Leases	Capital Leases
Year:	2003	$ 360	$ 74
	2004	321	84
	2005	285	48
	2006	263	45
	2007	215	38
	Thereafter	759	566
Total		$2,203	$855
Less: Amounts representing interest and executory costs			265
Net present values			590
Less: Capital lease obligations included in short-term debt			345
Long-term capital lease obligations			$245

NOTE 13.

INVESTMENTS AND ADVANCES

Equity in earnings, together with investments in and advances to companies accounted for using the equity method, and other investments accounted for at or below cost, are as follows:

	Investments and Advances At December 31		Equity in Earnings Year ended December 31		
	2002	2001	**2002**	2001	2000
Exploration and Production					
Tengizchevroil	**$ 2,949**	$ 2,459	**$ 490**	$ 332	$ 376
Other	**876**	808	**116**	205	163
Total Exploration and Production	**3,825**	3,267	**606**	537	539
Refining, Marketing and Transportation					
Equilon[1]	–	–	–	274	151
Motiva[1]	–	–	–	276	154
LG-Caltex Oil Corporation	**1,513**	1,491	**46**	60	80
Caspian Pipeline Consortium	**1,014**	928	**66**	38	22
Star Petroleum Refining Company Ltd.	**449**	394	**(25)**	(56)	(4)
Caltex Australia Ltd.	**109**	267	**(20)**	16	13
Other	**994**	755	**110**	92	117
Total Refining, Marketing and Transportation	**4,079**	3,835	**177**	700	533
Chemicals					
Chevron Phillips Chemical Company LLC	**1,710**	1,587	**2**	(229)	(114)
Other	**21**	17	**4**	2	(9)
Total Chemicals	**1,731**	1,604	**6**	(227)	(123)
All Other					
Dynegy Inc.	**347**	2,628	**(679)**	188	127
Other	**681**[2]	507	**1**	(54)	1
Total Equity Method	**$10,663**	$11,841	**$ 111**	$1,144	$1,077
Other at or Below Cost	**434**	411			
Total Investments and Advances	**$11,097**	$12,252			
Total U.S.	**$ 3,216**	$ 5,370	**$(559)**	$ 693	$ 562
Total International	**$ 7,881**	$ 6,882	**$ 670**	$ 451	$ 515

[1] Placed in trust at the time of the merger and accounting changed from the equity method to the cost basis. Interests were classified as "Assets held for sale – merger related" at December 31, 2001.
[2] Includes $96 for Star Petroleum Refining Company Ltd.

Descriptions of major affiliates during 2002 are as follows:
Tengizchevroil Tengizchevroil (TCO) is a joint venture formed in 1993 to develop the Tengiz and Korolev oil fields in Kazakhstan over a 40-year period. Chevron's ownership was 45 percent during 1999 and 2000. In January 2001, the company purchased an additional 5 percent interest. Upon formation of the joint venture, the company incurred an obligation of $420, payable to the Republic of Kazakhstan upon attainment of a dedicated export system with the capability of the greater of 260,000 barrels of oil per day or TCO's production capacity. As a part of the January 2001 transaction, the company paid $210 of the $420 obligation. The $420 was also included in the carrying value of the original investment, as the company believed, beyond a reasonable doubt, that its full payment would be made.

Millions of dollars, except per-share amounts

NOTE 13. INVESTMENT AND ADVANCES - Continued

Equilon Enterprises LLC and Motiva Enterprises LLC Until February 2002, the company had equity interests in Equilon and Motiva – joint ventures engaged in U.S. refining and marketing activities. Under mandate of the FTC as a condition of the merger, the company's ownership interests were placed in trust on October 9, 2001. The trust completed the dispositions of the company's investments in Equilon and Motiva in February 2002. See Note 2 for additional information on Equilon and Motiva.

LG-Caltex Oil Corporation ChevronTexaco owns 50 percent of LG-Caltex, a joint venture formed in 1967 between the LG Group and Caltex, to engage in importing, refining and marketing of petroleum products in South Korea.

Star Petroleum Refining Company Ltd. ChevronTexaco has a 64 percent equity ownership interest in Star Petroleum Refining Company Limited (SPRC), which owns the Star refinery at Ma Ta Phut, Thailand. The Petroleum Authority of Thailand owns the remaining 36 percent of SPRC.

Caltex Australia Ltd. ChevronTexaco has a 50 percent equity ownership interest in Caltex Australia Limited (CAL). The remaining 50 percent of CAL is publicly owned. During 2002, the company wrote down its investment in CAL by $136 to its estimated fair value at September 30, 2002. At December 31, 2002, the fair value of ChevronTexaco's share of CAL common stock was $163. The aggregate carrying value of the company's investment in CAL was approximately $100 lower than the amount of underlying equity in CAL net assets.

Chevron Phillips Chemical Company LLC ChevronTexaco owns 50 percent of CPChem, formed in July 2000 when Chevron merged most of its petrochemicals businesses with those of Phillips Petroleum Company. Because CPChem is a limited liability company, ChevronTexaco records the provision for income taxes and related tax liability applicable to its share of the venture's income separately in its consolidated financial statements. At December 31, 2002, the company's carrying value of its investment in CPChem was approximately $40 lower than the amount of underlying equity in CPChem's net assets.

Dynegy Inc. ChevronTexaco's Dynegy affiliate owns operating divisions engaged in power generation, natural gas liquids and regulated energy delivery. ChevronTexaco owns approximately 26 percent of Dynegy's common stock and also holds $1,500 aggregate principal amount of Dynegy preferred stock. During 2002, the company wrote down its investments in Dynegy common and preferred stock to their estimated fair market values. The market value of ChevronTexaco's share of Dynegy common stock at December 31, 2002, was $114, based on equivalent closing market prices, and the estimated fair value of the preferred stock was $300. At December 31, 2002, the company's carrying value of the common-stock investment in Dynegy was approximately $500 lower than the amount of underlying equity in Dynegy's net assets available to common shareholders.

"Sales and other operating revenues" on the Consolidated Statement of Income include $6,218, $13,868 and $15,741 with major affiliated companies for 2002, 2001 and 2000, respectively. "Purchased crude oil and products" include $1,720, $3,859 and $4,824 with major affiliated companies for 2002, 2001 and 2000, respectively.

"Accounts and notes receivable" on the Consolidated Balance Sheet include $615 and $481 due from affiliated companies at December 31, 2002 and 2001, respectively. "Accounts payable" include $161 and $168 due to major affiliated companies at December 31, 2002 and 2001, respectively. The 2001 amounts exclude balances with Equilon and Motiva.

The following table provides summarized financial information on a 100 percent basis for Equilon, Motiva and all other equity affiliates, as well as ChevronTexaco's total share.

	Equilon[1]			Motiva[1]			Other Affiliates			ChevronTexaco Share		
YEAR ENDED DECEMBER 31	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Total revenues	**$ –**	$36,501	$50,010	**$ –**	$14,459	$19,446	**$31,877**	$69,549	$56,602	**$15,049**	$46,649	$48,925
Income (loss) before income tax expense	**–**	604	228	**–**	771	461	**(1,517)**	646	2,420	**94**	1,430	1,230
Net income (loss)	**–**	397	148	**–**	486	300	**(1,540)**	(74)	1,689	**111**	1,144	1,077
At December 31												
Current assets	**$ –**	$ –	$ 3,134	**$ –**	$ –	$ 1,381	**$16,808**	$17,015	$18,442	**$ 6,270**	$ 5,922	$ 8,456
Noncurrent assets	**–**	–	6,830	**–**	–	5,110	**40,884**	40,191	34,620	**15,849**	16,276	16,965
Current liabilities	**–**	–	4,587	**–**	–	1,150	**14,414**	14,688	16,109	**5,158**	4,757	7,820
Noncurrent liabilities	**–**	–	897	**–**	–	2,017	**24,129**	23,255	20,905	**5,668**	5,600	6,263
Net equity	**$ –**	$ –	$ 4,480	**$ –**	$ –	$ 3,324	**$19,149**	$19,263	$16,048	**$11,293**[2]	$11,841	$11,338

[1] Accounted for under the equity method pre-merger and the cost basis post-merger.
[2] Differs by $630 from $10,663 shown in the preceding table for "Investments and Advances – Total Equity Method." Relates primarily to differences for Dynegy Inc. and Caltex Australia Ltd., as described above.

NOTE 14.

PROPERTIES, PLANT AND EQUIPMENT[1]

	At December 31						Year ended December 31					
	Gross Investment at Cost			Net Investment			Additions at Cost[2]			Depreciation Expense		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Exploration and Production												
United States	**$ 39,986**	$38,582	$37,342	**$10,457**	$10,560	$12,093	**$1,658**	$1,973	$1,931	**$1,806**	$3,508	$2,138
International	**36,382**	33,273	30,396	**18,908**	17,743	16,938	**3,343**	2,900	3,019	**2,132**	2,085	1,787
Total Exploration and Production	**76,368**	71,855	67,738	**29,365**	28,303	29,031	**5,001**	4,873	4,950	**3,938**	5,593	3,925
Refining, Marketing and Transportation												
United States	**13,423**	12,944	12,557	**6,296**	6,237	6,176	**671**	626	484	**570**	476	516
International	**11,194**	10,878	10,635	**6,310**	6,349	6,367	**411**	566	457	**530**	555	651
Total Refining, Marketing and Transportation	**24,617**	23,822	23,192	**12,606**	12,586	12,543	**1,082**	1,192	941	**1,100**	1,031	1,167
Chemicals												
United States	**614**	602	610	**317**	321	342	**16**	10	78	**21**	22	77
International	**731**	698	672	**420**	405	395	**37**	31	42	**21**	19	18
Total Chemicals	**1,345**	1,300	1,282	**737**	726	737	**53**	41	120	**42**	41	95
All Other[3]	**2,901**	2,883	3,005	**1,447**	1,267	1,657	**285**	174	202	**151**	394	134
Total United States	**56,806**	54,954	53,485	**18,404**	18,367	20,275	**2,575**	2,780	2,695	**2,544**	4,391	2,825
Total International	**48,425**	44,906	41,732	**25,751**	24,515	23,693	**3,846**	3,500	3,518	**2,687**	2,668	2,496
Total	**$105,231**	$99,860	$95,217	**$44,155**	$42,882	$43,968	**$6,421**	$6,280	$6,213	**$5,231**	$7,059	$5,321

[1] Net of accumulated abandonment and restoration costs of $2,263, $2,155 and $2,259 at December 31, 2002, 2001 and 2000, respectively.
[2] Net of dry hole expense related to prior years' expenditures of $36, $228 and $60 in 2002, 2001 and 2000, respectively.
[3] Primarily coal, real estate assets and management information systems.

Millions of dollars, except per-share amounts

NOTE 15.
TAXES

	Year ended December 31		
	2002	2001	2000
Taxes on income			
U.S. federal			
Current	$ (72)	$ 946	$ 1,238
Deferred	(414)	(643)	363
State and local	21	276	185
Total United States	(465)	579	1,786
International			
Current	3,156	3,764	4,378
Deferred	333	17	158
Total International	3,489	3,781	4,536
Total taxes on income	$3,024	$4,360	$6,322

In 2002, the before-tax loss, including related corporate and other charges, for U.S. operations was $2,140, compared with before-tax income of $1,778 in 2001 and $5,823 in 2000. For international operations, before-tax income was $6,296, $6,513 and $8,226 in 2002, 2001 and 2000, respectively. U.S. federal income tax expense was reduced by $208, $202 and $165 in 2002, 2001 and 2000, respectively, for business tax credits.

The above table does not include a current U.S. tax benefit of $2 and a U.S. deferred tax benefit of $142 associated with the extraordinary item in 2001.

The company's effective income tax rate varied from the U.S. statutory federal income tax rate because of the following:

	Year ended December 31		
	2002	2001	2000
U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of income taxes from international operations in excess of taxes at the U.S. statutory rate	29.6	19.0	11.0
State and local taxes on income, net of U.S. federal income tax benefit	1.1	2.2	0.9
Prior-year tax adjustments	(7.0)	1.1	(0.6)
Tax credits	(5.0)	(2.4)	(1.2)
Effects of enacted changes in tax laws/rates on deferred tax liabilities	2.0	–	–
Impairment of investments in equity affiliates	12.4	–	–
Other	–	(1.7)	0.2
Consolidated companies	68.1	53.2	45.3
Effect of recording income from certain equity affiliates on an after-tax basis	4.7	(0.6)	(0.3)
Effective tax rate	72.8%	52.6%	45.0%

The increase in the 2002 effective tax rate was due to a number of factors. The primary reason was that U.S. before-tax income (generally subject to a lower tax rate) was a significantly smaller percentage of overall before-tax income in 2002 compared with 2001. Prior-year tax adjustments arose from revisions to deferred tax valuation allowances and other tax related accruals. The impairment of the investments in Dynegy and Caltex Australia were capital losses for which no offsetting capital gains were available.

The company records its deferred taxes on a tax-jurisdiction basis and classifies those net amounts as current or noncurrent based on the balance sheet classification of the related assets or liabilities.

The reported deferred tax balances are composed of the following:

	At December 31	
	2002	2001
Deferred tax liabilities		
Properties, plant and equipment	$ 7,818	$ 7,478
Inventory	14	50
Investments and other	521	1,334
Total deferred tax liabilities	8,353	8,862
Deferred tax assets		
Abandonment/environmental reserves	(902)	(913)
Employee benefits	(1,414)	(863)
Tax loss carryforwards	(747)	(692)
AMT/other tax credits	(380)	(511)
Other accrued liabilities	(234)	(158)
Miscellaneous	(1,927)	(2,164)
Total deferred tax assets	(5,604)	(5,301)
Deferred tax assets valuation allowance	1,740	1,512
Total deferred taxes, net	$ 4,489	$ 5,073

The valuation allowance relates to foreign tax credit carryforwards, tax loss carryforwards and temporary differences that are not expected to be realized.

At December 31, 2002 and 2001, deferred taxes were classified in the Consolidated Balance Sheet as follows:

	At December 31	
	2002	2001
Prepaid expenses and other current assets	$ (760)	$ (671)
Deferred charges and other assets	(455)	(399)
Federal and other taxes on income	85	11
Noncurrent deferred income taxes	5,619	6,132
Total deferred income taxes, net	$ 4,489	$ 5,073

It is the company's policy for subsidiaries included in the U.S. consolidated tax return to record income tax expense as though they filed separately, with the parent recording the adjustment to income tax expense for the effects of consolidation. Income taxes are accrued for retained earnings of international subsidiaries and corporate joint ventures intended to be remitted. Income taxes are not accrued for unremitted earnings of international operations that have been or are intended to be reinvested indefinitely.

Undistributed earnings of international consolidated subsidiaries and affiliates for which no deferred income tax provision has been made for possible future remittances totaled approximately $10,108 at December 31, 2002. Substantially all of this amount represents earnings reinvested as part of the company's ongoing business. It is not practicable to estimate the amount of taxes that might be payable on the eventual remittance of such earnings. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a U.S. tax liability, if any.

NOTE 15. TAXES – Continued

Taxes other than on income were as follows:

	Year ended December 31		
	2002	2001	2000
United States			
Excise taxes on products and merchandise	**$ 3,990**	$ 3,954	$ 3,909
Import duties and other levies	**12**	8	25
Property and other miscellaneous taxes	**348**	410	345
Payroll taxes	**141**	148	139
Taxes on production	**179**	225	238
Total United States	**4,670**	4,745	4,656
International			
Excise taxes on products and merchandise	**3,016**	2,592	2,692
Import duties and other levies	**8,587**	7,461	8,073
Property and other miscellaneous taxes	**291**	268	271
Payroll taxes	**46**	79	69
Taxes on production	**79**	11	66
Total International	**12,019**	10,411	11,171
Total taxes other than on income	**$ 16,689**	$15,156	$15,827

NOTE 16.

SHORT-TERM DEBT

	At December 31	
	2002	2001
Commercial paper*	**$ 7,183**	$ 8,664
Notes payable to banks and others with originating terms of one year or less	**713**	1,036
Current maturities of long-term debt	**740**	1,095
Current maturities of long-term capital leases	**45**	45
Redeemable long-term obligations		
Long-term debt	**487**	488
Capital leases	**300**	301
Subtotal	**9,468**	11,629
Reclassified to long-term debt	**(4,110)**	(3,200)
Total short-term debt	**$ 5,358**	$ 8,429

*Weighted-average interest rates at December 31, 2002 and 2001, were 1.47 percent and 1.99 percent, respectively, including the effect of interest rate swaps.

Redeemable long-term obligations consist primarily of tax-exempt variable-rate put bonds that are included as current liabilities because they become redeemable at the option of the bondholders during the year following the balance sheet date.

The company periodically enters into interest rate swaps on a portion of its short-term debt. See Note 9 for information concerning the company's debt-related derivative activities.

At December 31, 2002, the company had $4,110 of committed credit facilities with banks worldwide, which permit the company to refinance short-term obligations on a long-term basis. The facilities support the company's commercial paper borrowings. Interest on borrowings under the terms of specific agreements may be based on the London Interbank Offered Rate, the Reserve Adjusted Domestic Certificate of Deposit Rate or bank prime rate. No amounts were outstanding under these credit agreements during 2002 or at year-end.

At December 31, 2002 and 2001, the company classified $4,110 and $3,200, respectively, of short-term debt as long-term. Settlement of these obligations is not expected to require the use of working capital in 2003, as the company has both the intent and ability to refinance this debt on a long-term basis.

NOTE 17.

LONG-TERM DEBT

ChevronTexaco has three "shelf" registrations on file with the Securities and Exchange Commission that together would permit the issuance of $2,050 of debt securities pursuant to Rule 415 of the Securities Act of 1933. The company's long-term debt outstanding at year-end 2002 and 2001 are as follows:

	At December 31	
	2002	2001
3.5% guarantees due 2007	**$ 1,992**	$ –
6.625% notes due 2004	**499**	499
5.5% note due 2009	**439**	393
7.327% amortizing notes due 2014[1]	**410**	430
8.11% amortizing notes due 2004[2]	**350**	450
6% notes due 2005	**299**	299
9.75% debentures due 2020	**250**	250
5.7% notes due 2008	**224**	201
8.5% notes due 2003	**200**	200
7.75% debentures due 2003	**199**	199
8.625% debentures due 2031	**199**	199
8.625% debentures due 2032	**199**	199
7.5% debentures due 2043	**198**	198
6.875% debentures due 2023	**196**	196
7.09% notes due 2007	**150**	150
8.25% debentures due 2006	**150**	150
8.625% debentures due 2010	**150**	150
8.875% debentures due 2021	**150**	150
8.375% debentures due 2022	**–**	199
Medium-term notes, maturing from 2003 to 2043 (7.1%)[3]	**277**	360
Other foreign currency obligations (5.1%)[3]	**87**	193
Other long-term debt (3.9%)[3]	**678**	1,534
Total including debt due within one year	**7,296**	6,599
Debt due within one year	**(740)**	(1,095)
Reclassified from short-term debt	**4,110**	3,200
Total long-term debt	**$ 10,666**	$ 8,704

[1] Guarantee of ESOP debt.
[2] Debt assumed from ESOP in 1999.
[3] Less than $150 individually; weighted-average interest rates at December 31, 2002.

Consolidated long-term debt maturing after December 31, 2002, is as follows: 2003 – $740; 2004 – $818; 2005 – $550; 2006 – $224; and 2007 – $2,192; after 2007 – $2,772.

In February 2003, the company redeemed $200 of Texaco Capital Inc. bonds originally due in 2033. Also in February, the company issued $750 of 3.375 percent bonds due in February 2008 under a shelf registration. The proceeds from this issuance were used to pay down commercial paper borrowings.

NOTE 18.

NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). This new standard was adopted effective January 1, 2003, and applies to legal obligations associated with the retirement of tangible long-lived assets.

Millions of dollars, except per-share amounts

NOTE 18. NEW ACCOUNTING STANDARDS – Continued

Adoption of FAS 143 primarily affects the company's accounting for oil and gas producing assets. FAS 143 differs in several significant respects from current accounting under FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." Adoption of FAS 143 affects future accounting and reporting of the assets, liabilities and expenses related to these obligations. In the first quarter 2003, the company will report an after-tax loss of $200 to $250 for the cumulative effect of this change in accounting principle, including the company's share of the effect of adoption by its equity affiliates. The effect of adoption also included an increase of total assets and total liabilities of $2.6 billion and $2.8 billion, respectively. Other than the cumulative-effect change, the effect of the new accounting standard on 2003 net income is not expected to be materially different from what the result would have been under FAS 19 accounting. Upon adoption, legal obligations, if any, to retire downstream and chemical long-lived assets generally were not recognized because of indeterminate settlement dates for the asset retirement. Therefore, insufficient information exists to estimate the potential settlement dates and to apply the net-present-value techniques to estimate the fair value of the retirement obligation.

In July, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, a plant closing, or other exit or disposal activity. The statement replaces EITF (Emerging Issues Task Force of the FASB) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). The disclosure provisions of FIN 45 are effective for fiscal years ending after December 15, 2002, and are included in Note 21. The recognition and measurement requirements are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. As these requirements relate to future events, the effect cannot be determined.

In December, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (FAS 148), which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation." FAS 148 permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. ChevronTexaco will continue to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. The amended disclosure requirements of FAS 148 have been incorporated into Note 1 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 amended ARB 51, "Consolidated Financial Statements," and established standards for determining under what circumstances a variable interest entity (VIE) should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was established. The company does not expect that adoption of FIN 46 will have a significant impact on the results of operations, financial position or liquidity.

NOTE 19.

EMPLOYEE BENEFIT PLANS

Pension Plans and Other Postretirement Benefits The company has defined benefit pension plans for many employees and provides for certain health care and life insurance plans for some active and qualifying retired employees. The company typically funds only those defined benefit plans where legal funding is required. In the United States, this includes all qualified plans subject to the Employee Retirement Income Security Act (ERISA) minimum funding standard. The company does not fund domestic nonqualified plans or international plans that are not subject to any legal funding requirements. The aggregated funded status for the funded and unfunded pension plans is depicted in the following table.

The company's annual contribution for medical and dental benefits are limited to the lesser of actual medical and dental claims or a defined fixed per-capita amount. Life insurance benefits are paid by the company, and annual contributions are based on actual plan experience. Nonfunded pension and postretirement benefits are paid directly when incurred; accordingly, these payments are not reflected as changes in plan assets in the following table.

The status of the company's pension plans and other postretirement benefit plans for 2002 and 2001 is as follows:

	Pension Benefits				Other Benefits	
	2002		2001			
	U.S.	Int'l.	U.S.	Int'l.	2002	2001
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at January 1	**$ 5,180**	**$ 1,848**	$ 4,977	$ 1,736	**$ 2,526**	$ 2,247
Service cost	**112**	**47**	111	47	**25**	21
Interest cost	**334**	**143**	355	136	**178**	165
Plan participants' contributions	**2**	**3**	2	2	**–**	–
Plan amendments	**298**	**9**	12	13	**–**	(10)
Actuarial loss	**410**	**36**	341	108	**307**	244
Foreign currency exchange rate changes	**–**	**154**	–	(94)	**5**	(9)
Benefits paid	**(1,028)**	**(123)**	(532)	(110)	**(176)**	(158)
Curtailment	**–**	**–**	(47)	–	**–**	(3)
Special termination benefits	**–**	**–**	47	14	**–**	29
Plan divestiture	**–**	**–**	–	(4)	**–**	–
Acquisitions/joint ventures	**–**	**46**	(86)	–	**–**	–
Benefit obligation at December 31	**5,308**	**2,163**	5,180	1,848	**2,865**	2,526
CHANGE IN PLAN ASSETS						
Fair value of plan assets at January 1	**4,400**	**1,547**	5,098	1,757	**–**	–
Actual return on plan assets	**(284)**	**(139)**	(221)	(90)	**–**	–
Foreign currency exchange rate changes	**–**	**179**	–	(56)	**–**	–
Employer contribution	**14**	**117**	2	26	**–**	–
Plan participants' contributions	**2**	**1**	2	2	**–**	–
Expenses	**–**	**–**	(6)	–	**–**	–
Benefits paid	**(942)**	**(94)**	(475)	(88)	**–**	–
Plan divestiture	**–**	**–**	–	(4)	**–**	–
Acquisitions/joint ventures	**–**	**34**	–	–	**–**	–
Fair value of plan assets at December 31	**3,190**	**1,645**	4,400	1,547	**–**	–
FUNDED STATUS	**(2,118)**	**(518)**	(780)	(301)	**(2,865)**	(2,526)
Unrecognized net actuarial loss	**1,686**	**793**	837	493	**414**	93
Unrecognized prior-service cost	**363**	**74**	129	70	**(21)**	(24)
Unrecognized net transitional assets	**–**	**(1)**	–	(7)	**–**	–
Total recognized at December 31	**$ (69)**	**$ 348**	$ 186	$ 255	**$ (2,472)**	(2,457)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET AT DECEMBER 31						
Prepaid benefit cost	**$ 164**	**$ 652**	$ 568	$ 574	**$ –**	$ –
Accrued benefit liability[1]	**(1,928)**	**(324)**	(529)	(334)	**(2,472)**	(2,457)
Intangible asset	**360**	**8**	10	12	**–**	–
Accumulated other comprehensive income[2]	**1,335**	**12**	137	3	**–**	–
Net amount recognized	**$ (69)**	**$ 348**	$ 186	$ 255	**$ (2,472)**	$ (2,457)
Weighted-average assumptions as of December 31						
Discount rate	**6.8%**	**7.1%**	7.3%	7.7%	**6.8%**	7.3%
Expected return on plan assets	**7.8%**	**8.3%**	8.8%	8.9%	**–**	–
Rate of compensation increase	**4.0%**	**5.1%**	4.0%	5.4%	**4.1%**	4.1%

[1] Includes additional minimum pension liabilities of $1,695 and $20 in 2002 for U.S. and International, respectively, and $147 and $15 in 2001 for U.S. and International, respectively. As a result, recorded liabilities reflect the amount of unfunded accumulated benefit obligations. The additional minimum pension liabilities are offset by intangible assets and a charge to "Accumulated other comprehensive income."

[2] "Accumulated other comprehensive income" includes deferred income taxes of $467 and $4 in 2002 for U.S. and International, respectively, and $48 and $1 in 2001 for U.S. and International, respectively. This item is presented net of these taxes in the Consolidated Statement of Stockholder's Equity.

Millions of dollars, except per-share amounts

NOTE 19. EMPLOYEE BENEFIT PLANS – Continued

The components of net periodic benefit cost for 2002, 2001 and 2000 were:

	Pension Benefits						Other Benefits		
	2002		2001		2000				
	U.S.	Int'l.	U.S.	Int'l.	U.S.	Int'l.	2002	2001	2000
Service cost	**$ 112**	**$ 47**	$ 111	$ 47	$ 118	$ 47	**$ 25**	$ 21	$ 20
Interest cost	**334**	**143**	355	136	363	133	**178**	165	161
Expected return on plan assets	**(288)**	**(138)**	(443)	(170)	(503)	(167)	**–**	–	–
Amortization of transitional assets	**–**	**(3)**	(2)	(4)	(31)	(6)	**–**	–	–
Amortization of prior-service costs	**32**	**12**	25	12	30	12	**(3)**	(1)	(1)
Recognized actuarial losses (gains)	**32**	**27**	13	7	10	(2)	**(1)**	(6)	(10)
Settlement losses (gains)	**146**	**1**	12	–	(61)	1	**–**	–	–
Curtailment losses (gains)	**–**	**–**	26	–	(20)	2	**–**	20	(15)
Special termination benefit recognition	**–**	**–**	47	14	–	6	**–**	29	–
Net periodic benefit cost	**$ 368**	**$ 89**	$ 144	$ 42	$ (94)	$ 26	**$ 199**	$ 228	$ 155

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $5,761, $5,327 and $3,283, respectively, at December 31, 2002, and $2,496, $2,187 and $1,269, respectively, at December 31, 2001.

For postretirement benefit measurement purposes, one set of health care cost-trend rates was used for pre-age 65 and 65-and-over retirees. Starting in 2002, with approximately a 12 percent cost increase over the previous year, the trend rates gradually drop to 4.5 percent for 2007 and beyond. A one-percentage-point change in the assumed health care cost-trend rates would have had the following effects:

	1 Percent Increase	1 Percent Decrease
Effect on total service and interest cost components	$ 24	$ (20)
Effect on postretirement benefit obligation	$ 285	$(237)

Employee Savings Investment Plan Eligible employees of ChevronTexaco and certain of its subsidiaries participate in the ChevronTexaco Employee Savings Investment Plan (ESIP). In 2002, the Employees Thrift Plan of Texaco Inc., Employees Savings Plan of ChevronTexaco Global Energy Inc. (formerly Caltex Corporation), Stock Plan of ChevronTexaco Global Energy Inc. and Employees Thrift Plan of Fuel and Marine Marketing LLC were merged into the ChevronTexaco ESIP. Charges to expense for these plans were $161, $157 and $63 in 2002, 2001 and 2000, respectively.

Employee Stock Ownership Plans (ESOP) Within the ChevronTexaco Employee Savings Investment Plan, the company has established an employee stock ownership plan. In December 1989, Chevron established a leveraged employee stock ownership plan (LESOP) as a constituent part of the ESOP. The LESOP provides partial prefunding of the company's future commitments to the ESIP, which will result in annual income tax savings for the company.

In 1988, Texaco established a leveraged employee stock ownership plan as a component of the Employees Thrift Plan of Texaco Inc. The thrift plan LESOP loan was satisfied in December 2000. During 2002 the Employees Thrift Plan of Texaco Inc. was subsumed into the ChevronTexaco ESIP.

As permitted by American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," the company has elected to continue its practices, which are based on Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and subsequent consensus of the Emerging Issues Task Force of the Financial Accounting Standards Board. The debt of the LESOPs is recorded as debt, and shares pledged as collateral are reported as "Deferred compensation and benefit plan trust" in the Consolidated Balance Sheet and the Consolidated Statement of Stockholders' Equity. The company reports compensation expense equal to LESOP debt principal repayments less dividends received by the LESOPs. Interest incurred on the LESOP debt is recorded as interest expense. Dividends paid on LESOP shares are reflected as a reduction of retained earnings. All LESOP shares are considered outstanding for earnings-per-share computations.

Expense recorded for the LESOPs was $98, $75 and $26 in 2002, 2001 and 2000, respectively, including $32, $43 and $48 of interest expense related to LESOP debt. All dividends paid on the LESOP shares held are used to service the LESOP debt. The dividends used were $49, $86 and $77 in 2002, 2001 and 2000, respectively.

The company made LESOP contributions of $102, $75 and $1 in 2002, 2001 and 2000, respectively, to satisfy LESOP debt service in excess of dividends received by the LESOP. The LESOP shares were pledged as collateral for the debt. Shares are released from a suspense account and allocated to the accounts of plan participants, based on the debt service deemed to be paid in the year in proportion to the total of current-year and remaining debt service. The charge (credit) to compensation expense was $66, $32 and $(22) in 2002, 2001 and 2000, respectively. LESOP shares as of December 31, 2002 and 2001, were as follows:

Thousands	2002	2001
Allocated shares	**12,513**	12,541
Unallocated shares	**7,743**	8,836
Total LESOP shares	**20,256**	21,377

Benefit Plan Trust Texaco established a benefit plan trust for funding obligations under some of its benefit plans. At year-end 2002, the trust contained 7.1 million shares of ChevronTexaco treasury stock. The company intends to continue to pay its obligations under the benefit plans. The trust will sell the shares, or use the dividends from the shares, to pay benefits only to the extent that the company does not pay such benefits. The trustee will vote the shares held in the trust as instructed by the trust's beneficiaries. The shares held in the trust are not considered outstanding for earnings-per-share purposes until distributed or sold by the trust in payment of benefit obligations.

Management Incentive Plans ChevronTexaco has two incentive plans, the Management Incentive Plan (MIP) and the Long-Term Incentive Plan (LTIP) for officers and other regular salaried employees of the company and its subsidiaries who hold positions of significant responsibility. The plans were expanded in 2002 to include former employees of Texaco and Caltex. The MIP is an annual cash incentive plan that links awards to performance results of the prior year. The cash awards may be deferred by conversion to stock units or other investment fund alternatives. Awards under the LTIP may take the form of, but are not limited to, stock options, restricted stock, stock units and nonstock grants. Texaco also had a cash incentive program and a Stock Incentive Plan (SIP) that included stock options, restricted stock and other incentive awards for executives, directors and key employees. Awards under the Caltex LTIP were in the form of performance units and stock appreciation rights. Charges to expense for the combined management incentive plans, excluding expense related to LTIP and SIP stock options and restricted stock awards, that are discussed in Note 20, were $48, $101 and $83 in 2002, 2001 and 2000, respectively.

Other Incentive Plans The company has a program that provides eligible employees with an annual cash bonus if the company achieves certain financial and safety goals. Charges for the program were $158, $154 and $230 in 2002, 2001 and 2000, respectively.

NOTE 20.

STOCK OPTIONS

The company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation programs, which are described below. Stock-based compensation (credit) expense recognized in connection with these programs was $(2), $111 and $23 in 2002, 2001 and 2000, respectively.

The pro forma effect on net income and earnings per share, had the company applied the fair-value-recognition provisions of FAS No. 123, are shown in Note 1.

Broad-Based Employee Stock Options In 1998, Chevron granted to all its eligible employees an option that varied from 100 to 300 shares of stock or equivalents, dependent on the employee's salary or job grade. These options vested after two years in February 2000. Options for 4,820,800 shares were awarded at an exercise price of $76.3125 per share. Outstanding option shares were 3,064,367 at year-end 2000. Exercises of 653,096 and forfeitures of 44,960 reduced the outstanding option shares to 2,366,311 at the end of 2001. In 2002, exercises of 295,985 and forfeitures of 61,151 reduced the outstanding option shares to 2,009,175 at the end of the year. The options expire February 11, 2008. The company recorded (credit) expense of $(2), $1 and $(2) for these options in 2002, 2001 and 2000, respectively.

The fair value of each option share on the date of grant under FAS No. 123 was estimated at $19.08 using the average results of Black-Scholes models for the preceding 10 years. The 10-year averages of each assumption used by the Black-Scholes models were: a risk-free interest rate of 7.0 percent, a dividend yield of 4.2 percent, an expected life of seven years and a volatility of 24.7 percent.

Long-Term Incentive Plan Stock options granted under the LTIP extend for 10 years from the date of grant. Effective with options granted in June 2002, one-third of the options vest on each of the first, second and third anniversaries of the date of grant. Prior to this change, options granted by Chevron vested one year after the date of grant, while options granted by Texaco under its SIP vested over a two-year period at a rate of 50 percent each year. The maximum number of shares that may be granted each year is 1 percent of the total outstanding shares of common stock as of January 1 of such year.

On the closing of the merger on October 9, 2001, outstanding options granted under the Texaco SIP were converted to ChevronTexaco options at the merger exchange rate of 0.77. These options retained a provision for restored options. This feature enables a participant who exercises a stock option by exchanging previously acquired common stock or who has shares withheld to satisfy tax withholding obligations to receive new options equal to the number of shares exchanged or withheld. The restored options are fully exercisable six months after the date of grant, and the exercise price is the fair market value of the common stock on the day the restored option is granted. Restricted shares granted under the former Texaco plan contained a performance element that had to be satisfied in order for all or a specified portion of the shares to vest. Upon the merger, all restricted shares became vested and converted to ChevronTexaco shares at the merger exchange ratio of 0.77. Apart from the restored options, no further awards may be granted under the former Texaco plans. Amounts charged to compensation expense in 2002, 2001 and 2000, including the former Texaco plans, were $0, $110 and $25, respectively. Restricted performance shares granted under SIP were as follows:

	2002	2001	2000
Shares (thousands)	–	392	409
Weighted-average fair value	$ –	$ 91.05	$ 73.40

The fair market value of each stock option granted is estimated on the date of grant under FAS No. 123 using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
ChevronTexaco plans:			
Expected life in years	**7**	7	7
Risk-free interest rate	**4.6%**	4.1%	5.8%
Volatility	**21.6%**	24.4%	25.6%
Dividend yield	**3.0%**	3.0%	3.0%
Texaco plans:			
Expected life in years	**2**	2	2
Risk-free interest rate	**1.6%**	3.9%	6.4%
Volatility	**24.1%**	25.9%	33.8%
Dividend yield	**3.1%**	3.1%	3.0%

NOTE 20. STOCK OPTIONS – Continued

The Black-Scholes weighted-average fair value of the ChevronTexaco options granted during 2002, 2001 and 2000 was $18.59, $20.45 and $22.34 per share, respectively, and the weighted-average fair value of the SIP restored options granted during 2002 and the Texaco options granted during 2001 and 2000 was $10.29, $12.90 and $11.56 per share.

A summary of the status of stock options awarded under the company's LTIP, as well as the former Texaco plans, for 2002, 2001 and 2000 follows:

	Options (thousands)	Weighted-Average Exercise Price
Outstanding at December 31, 1999	18,923	$ 73.99
Granted	3,763	77.18
Exercised	(1,460)	53.99
Restored	456	78.42
Forfeited	(812)	84.18
Outstanding at December 31, 2000	20,870	$ 75.67
Granted	3,777	89.84
Exercised	(8,209)	78.16
Restored	6,766	89.77
Forfeited	(584)	85.76
Outstanding at December 31, 2001	22,620	$ 81.13
Granted	3,291	86.15
Exercised	(1,818)	73.01
Restored	1,274	89.38
Forfeited	(745)	88.10
Outstanding at December 31, 2002	24,622	$ 82.66
Exercisable at December 31		
2000	16,021	$ 74.95
2001	19,028	$ 79.64
2002	21,445	$ 82.14

The following table summarizes information about stock options outstanding, including those from former Texaco plans, at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable (thousands)	Weighted-Average Exercise Price
$ 31 to $ 41	1	0.2	$ 38.56	1	$ 38.56
41 to 51	1,824	1.9	45.56	1,824	45.56
51 to 61	24	3.7	56.15	24	56.15
61 to 71	716	3.9	66.30	710	66.28
71 to 81	4,212	5.5	79.10	4,212	79.10
81 to 91	13,798	6.9	86.90	10,627	87.11
91 to 101	4,047	6.4	91.67	4,047	91.67
$ 31 to $ 101	24,622	6.1	$ 82.66	21,445	$ 82.14

NOTE 21.

OTHER CONTINGENCIES AND COMMITMENTS

Income Taxes The company estimates its income tax expense and liabilities annually. These liabilities generally are not finalized with the individual taxing authorities until several years after the end of the annual period for which income taxes have been estimated. The U.S. federal income tax liabilities have been settled through 1996 for ChevronTexaco (formerly Chevron), 1993 for ChevronTexaco Global Energy Inc. (formerly Caltex), and 1991 for Texaco. California franchise tax liabilities have been settled through 1991 for Chevron and 1987 for Texaco. Settlement of open tax years, as well as tax issues in other countries where the company conducts its businesses, is not expected to have a material effect on the consolidated financial position or liquidity of the company, and in the opinion of management, adequate provision has been made for income and franchise taxes for all years under examination or subject to future examination.

Guarantees At December 31, 2002, the company and its subsidiaries provide guarantees, either directly or indirectly, of $1,038 for notes and other contractual obligations of affiliated companies and $806 for third parties, as discussed by major category below. There are no amounts being carried as liabilities for the company's obligations under these guarantees.

Of the guarantees provided to affiliates, $775 relate to borrowings for capital projects or general corporate purposes. These guarantees were undertaken to achieve lower interest rates and generally cover the construction period of the capital projects. Approximately 50 percent of the amounts guaranteed will expire within the 2003–2006 period, with the remaining guarantees expiring by the end of 2015. Under the terms of the guarantees, the company would be required to perform should an affiliate be in default of its loan terms, generally for the full amounts disclosed. There are no recourse provisions, and no assets are held as collateral for these guarantees.

The company provides guarantees of $263 relating to obligations in connection with pricing of power purchase agreements for certain of its cogeneration affiliates. Under the terms of these guarantees, the company may be required to make payments under certain conditions if the affiliates do not perform under the agreements. There are no provisions for recourse to third parties, and no assets are held as collateral for these pricing guarantees.

Guarantees of $437 have been provided to third parties, including approximately $100 of construction loans to host governments in the company's international upstream operations. The remaining guarantees of $337 were provided principally as conditions of sale of the company's interest in certain operations, to provide a source of liquidity to the guaranteed parties and in connection with company marketing programs. No amounts of the company's obligations under these guarantees are recorded as liabilities. Approximately half of the total amounts guaranteed will expire in 2003, with the remainder expiring after 2007. The company would be required to perform under the terms of the guarantees should an entity be in default of its loan or contract terms, generally for the full amounts disclosed. Approximately $200 of the guarantees have recourse provisions that enable the company to recover any payments made under the terms of the guarantees from securities held over the guaranteed parties' assets.

Guarantees of $369 relate to Equilon debt and leases. In connection with the February 2002 disposition of its interest in Equilon, Shell Oil Company agreed to indemnify the company against any claims arising out of these guarantees. The company has not recorded a liability for these guarantees. Guarantees on approximately 30 percent of the debt and leases will expire within the 2003–2007 period, with the guarantees of the remaining amounts expiring by 2024.

Indemnities The company also provided certain indemnities of contingent liabilities of Equilon and Motiva to Shell Oil Company and Saudi Refining Inc. in connection with the February 2002 sale of the company's interests in those investments. The indemnities cover contingent general liabilities, certain contingent environmental liabilities and liabilities associated with the Unocal patent litigation. The company would be required to perform should the contingent general liabilities become actual liabilities within 18 months of the sale and could be required to make maximum future payments of $300. The company has not recorded liabilities for these contingencies. There are no recourse provisions enabling recovery of any amounts from third parties nor are any assets held as collateral. Within five years of the February 2002 sale, at the buyer's option, the company also may be required to purchase certain assets from Shell Oil Company for their net book value, as determined at the time of the company's purchase.

The indemnities pertaining to the contingent environmental liabilities relate to assets originally contributed by Texaco to the Equilon and Motiva joint ventures and environmental conditions that existed prior to the formation of Equilon and Motiva or that occurred during the periods of ChevronTexaco's ownership interests in the joint ventures. In general, the environmental conditions or events that are subject to these indemnities must have arisen prior to December 12, 2001. Claims relating to Equilon must be asserted no later than February 13, 2009, and claims relating to Motiva must be asserted no later than February 13, 2012. Under the terms of the indemnities, there is no maximum limit on the amount of potential future payments. The company has not recorded any liabilities for possible claims under these indemnities. The amounts indemnified are to be net of amounts recovered from insurance carriers and others and net of liabilities recorded by Equilon or Motiva prior to September 30, 2001, for any applicable incident. The company holds no assets as collateral. During 2002, the company made no payments under the indemnities.

Securitization In other off-balance-sheet arrangements, the company securitizes certain retail and trade accounts receivable in its downstream business through the use of qualifying special purpose entities (SPEs). At December 31, 2002, approximately $1,000, representing about 11 percent of ChevronTexaco's total current accounts receivables balance, were securitized. ChevronTexaco's total estimated financial exposure under these arrangements at December 31, 2002, was approximately $75. These arrangements have the effect of accelerating ChevronTexaco's collection of the securitized amounts. In the event of the SPEs experiencing major defaults in the collection of receivables, ChevronTexaco would have no loss exposure connected with third-party investments in these securitization arrangements.

Long-Term Unconditional Purchase Obligations and Commitments, Throughput Agreements and Take-or-Pay Agreements The company and its subsidiaries have certain other contingent liabilities relating to long-term unconditional purchase obligations and commitments, throughput agreements, and take-or-pay agreements, some of which relate to suppliers' financing arrangements. The agreements typically provide goods and services, such as pipeline and storage capacity, utilities, and petroleum products, to be used or sold in the ordinary course of the company's business. The aggregate amounts of required payments under these various commitments are 2003 – $1,320; 2004 – $1,257; 2005 – $1,274; 2006 – $1,109; 2007 – $1,096; 2008 and after – $2,798. Total payments under the agreements were $1,188 in 2002, $1,509 in 2001 and $1,506 in 2000. The most significant take-or-pay agreement calls for the company to purchase approximately 55,000 barrels per day of refined products from an equity affiliate refiner in Thailand. This purchase agreement is in conjunction with the financing of a refinery owned by the affiliate and expires in 2009. The future estimated commitments under this contract are: 2003 – $800; 2004 – $800; 2005 – $900; 2006 – $900; 2007 – $900; 2008 and 2009 – $1,800.

Minority Interests The company has commitments related to preferred shares of subsidiary companies, which are accounted for as minority interest. MVP Production Inc., a subsidiary, has variable rate cumulative preferred shares of $75 owned by one minority holder. The shares are voting and are redeemable in 2003. Texaco Capital LLC, a wholly owned finance subsidiary, has issued $65 of Deferred Preferred Shares, Series C. Dividends amounting to $59 on Series C, at a rate of 7.17 percent compounded annually, will be paid at the redemption date of February 28, 2005, unless earlier redemption occurs. Early redemption may result upon the occurrence of certain specific events.

Environmental The company is subject to loss contingencies pursuant to environmental laws and regulations that in the future may require the company to take action to correct or ameliorate the effects on the environment of prior release of chemical or petroleum substances, including MTBE, by the company or other parties. Such contingencies may exist for various sites, including but not limited to: Superfund sites and refineries, oil fields, service stations, terminals, and land development areas, whether operating, closed or sold. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties. While the company has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs may be material to results of operations in the period in which they are recognized. The company does not expect these costs will have a material effect on its consolidated financial position or liquidity. Also, the company does not believe its obligations to make such expenditures have had, or will have, any significant impact on the company's competitive position relative to other U.S. or international petroleum or chemicals concerns.

The company believes it has no material market or credit risks to its operations, financial position or liquidity as a result of its commodities and other derivatives activities, including forward exchange contracts and interest rate swaps. However, the results of operations and the financial position of certain equity affiliates may be affected by their business activities involving the use of derivative instruments.

NOTE 21. OTHER CONTINGENCIES AND COMMITMENTS – Continued

Global Operations Areas in which the company and its affiliates have significant operations include the United States of America, Canada, Australia, the United Kingdom, Norway, Denmark, France, Partitioned Neutral Zone between Kuwait and Saudi Arabia, Republic of Congo, Angola, Nigeria, Chad, Equatorial Guinea, Democratic Republic of Congo, South Africa, Indonesia, Papua New Guinea, the Philippines, Singapore, China, Thailand, Venezuela, Argentina, Brazil, Colombia, Trinidad and Tobago and South Korea. The company's Tengizchevroil affiliate operates in Kazakhstan. The company's Chevron Phillips Chemical Company LLC affiliate manufactures and markets a wide range of petrochemicals and plastics on a worldwide basis, with manufacturing facilities in existence or under construction in the United States, Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. The company's Dynegy affiliate has operations in the United States, Canada, and the United Kingdom and other European countries.

The company's operations, particularly exploration and production, can be affected by other changing economic, regulatory and political environments in the various countries in which it operates, including the United States. For instance, in December 2002, Caltex Oil (SA) (Pty) Limited ("Caltex Oil (SA)") announced the signing of a shareholders agreement with a South African consortium of Black Economic Empowerment partners. The agreement is intended to ultimately provide the consortium a 25 percent equity interest in all aspects of Caltex's operations in South Africa. It is uncertain as to whether any additional actions will be taken by host governments in other countries to increase public ownership of the company's partially- or wholly-owned businesses.

In certain locations, host governments have imposed restrictions, controls and taxes, and in others, political conditions have existed that may threaten the safety of employees and the company's continued presence in those countries. Internal unrest or strained relations between a host government and the company or other governments may affect the company's operations. Those developments have, at times, significantly affected the company's related operations and results, and are carefully considered by management when evaluating the level of current and future activity in such countries.

Equity Redetermination For oil and gas producing operations, ownership agreements may provide for periodic reassessments of equity interests in estimated oil and gas reserves. These activities, individually or together, may result in gains or losses that could be material to earnings in any given period. One such equity redetermination process has been under way since 1996 for ChevronTexaco's interests in four producing zones at the Naval Petroleum Reserve at Elk Hills in California, for the time when the remaining interests in these zones were owned by the U.S. Department of Energy. A wide range remains for a possible net settlement amount for the four zones. ChevronTexaco currently estimates its maximum possible net before-tax liability at less than $200. At the same time, a possible maximum net amount that could be owed to ChevronTexaco is estimated at more than $50. The timing of the settlement and the exact amount within this range of estimates are uncertain.

Other Contingencies ChevronTexaco receives claims from and submits claims to customers, trading partners, U.S. federal, state and local regulatory bodies, host governments, contractors, insurers, and suppliers. The amounts of these claims, individually and in the aggregate, may be significant and take lengthy periods to resolve.

The company and its affiliates also continue to review and analyze their operations and may close, abandon, sell, exchange, acquire or restructure assets to achieve operational or strategic benefits and to improve competitiveness and profitability. These activities, individually or together, may result in gains or losses in future periods.

NOTE 22.

EARNINGS PER SHARE

Basic earnings per share (EPS) includes the effects of deferrals of salary and other compensation awards that are invested in ChevronTexaco stock units by certain officers and employees of the company and is based upon net income less preferred stock dividend requirements. Diluted EPS includes the effects of these deferrals as well as the dilutive effects of outstanding stock options awarded under the company's stock option programs (see Note 20, "Stock Options"). The following table sets forth the computation of basic and diluted EPS:

			2002			2001			2000
	Net Income	Shares (millions)	Per-Share Amount	Net Income	Shares (millions)	Per-Share Amount	Net Income	Shares (millions)	Per-Share Amount
Net income	**$ 1,132**			$ 3,288			$ 7,727		
Weighted-average common shares outstanding		**1,060.7**			1,059.3			1,066.6	
Dividend equivalents paid on Chevron stock units	**3**			2			2		
Deferred awards held as Chevron stock units		**0.8**			0.8			0.9	
Preferred stock dividends	**–**			(6)			(15)		
Basic EPS Computation	**$ 1,135**	**1,061.5**	**$ 1.07**	$ 3,284	1,060.1	$ 3.10	$ 7,714	1,067.5	$ 7.23
Dilutive effects of stock options, restricted stock and convertible debentures	**2**	**1.9**		4	2.8		3	2.4	
Diluted EPS Computation	**$ 1,137**	**1,063.4**	**$ 1.07**	$ 3,288	1,062.9	$ 3.09	$ 7,717	1,069.9	$ 7.21

QUARTERLY RESULTS AND STOCK MARKET DATA

Unaudited

Millions of dollars, except per-share amounts	2002 4TH Q	2002 3RD Q	2002 2ND Q	2002 1ST Q	2001 4TH Q	2001 3RD Q	2001 2ND Q	2001 1ST Q
REVENUES AND OTHER INCOME								
Sales and other operating revenues[1]	$26,943	$25,681	$25,223	$20,844	$21,239	$25,430	$28,883	$28,857
Income (loss) from equity affiliates	111	(193)	81	112	(38)	320	574	288
Other income	4	15	29	199	259	217	89	127
TOTAL REVENUES AND OTHER INCOME	27,058	25,503	25,333	21,155	21,460	25,967	29,546	29,272
COSTS AND OTHER DEDUCTIONS								
Purchased crude oil and products, operating and other expenses	19,462	18,187	17,681	14,513	15,634	17,502	20,267	19,819
Depreciation, depletion and amortization	1,271	1,514	1,241	1,205	3,562	1,172	1,168	1,157
Taxes other than on income[1]	4,403	4,369	4,137	3,780	3,556	4,023	3,793	3,784
Merger-related expenses	163	111	119	183	1,407	83	48	25
Write-down of equity affiliates	–	1,230	702	–	–	–	–	–
Minority interests	22	13	10	12	31	18	34	38
Interest and debt expense	141	117	160	147	171	186	217	259
TOTAL COSTS AND OTHER DEDUCTIONS	25,462	25,541	24,050	19,840	24,361	22,984	25,527	25,082
INCOME (LOSS) BEFORE INCOME TAX	1,596	(38)	1,283	1,315	(2,901)	2,983	4,019	4,190
INCOME TAX EXPENSE (CREDIT)	692	866	876	590	(526)	1,218	1,911	1,757
NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	$ 904	$ (904)	$ 407	$ 725	$(2,375)	$ 1,765	$ 2,108	$ 2,433
EXTRAORDINARY LOSS, NET OF INCOME TAX	–	–	–	–	(147)	(496)	–	–
NET INCOME (LOSS)[2]	$ 904	$ (904)	$ 407	$ 725	$(2,522)	$ 1,269	$ 2,108	$ 2,433
NET INCOME (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM – BASIC	$ 0.85	$ (0.85)	$ 0.39	$ 0.68	$ (2.24)	$ 1.66	$ 1.99	$ 2.30
– DILUTED	$ 0.85	$ (0.85)	$ 0.39	$ 0.68	$ (2.24)	$ 1.66	$ 1.99	$ 2.29
NET INCOME (LOSS) PER SHARE – BASIC	$ 0.85	$ (0.85)	$ 0.39	$ 0.68	$ (2.38)	$ 1.19	$ 1.99	$ 2.30
– DILUTED	$ 0.85	$ (0.85)	$ 0.39	$ 0.68	$ (2.38)	$ 1.19	$ 1.99	$ 2.29
DIVIDENDS PAID PER SHARE[3]	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.65	$ 0.65	$ 0.65
COMMON STOCK PRICE RANGE – HIGH	$75.43	$88.93	$91.04	$91.60	$93.77	$93.61	$98.49	$93.45
– LOW	$65.41	$65.64	$83.55	$80.80	$82.00	$78.60	$84.59	$78.44
[1] Includes consumer excise taxes:	$ 1,785	$ 1,782	$ 1,749	$ 1,690	$ 1,633	$ 1,680	$ 1,624	$1,609
[2] Net charges for special items and merger effects included in NET INCOME (LOSS):	$ (161)	$ (2,141)	$ (826)	$ (206)	$(3,020)	$ (445)	$ (36)	$ (21)

[3] Chevron dividend pre-merger.

The company's common stock is listed on the New York Stock Exchange (trading symbol: CVX) and on the Pacific Exchange. As of March 7, 2003, stockholders of record numbered approximately 247,000. Through October 9, 2001, the common stock traded under the name of Chevron Corporation (trading symbol: CHV).

There are no restrictions on the company's ability to pay dividends.

FIVE-YEAR FINANCIAL SUMMARY

Millions of dollars, except per-share amounts	2002	2001	2000	1999	1998
COMBINED STATEMENT OF INCOME DATA					
REVENUES AND OTHER INCOME					
Total sales and other operating revenues	$ 98,691	$ 104,409	$ 117,095	$ 84,004	$ 71,937
Income from equity affiliates and other income	358	1,836	2,035	1,709	1,321
TOTAL REVENUES AND OTHER INCOME	99,049	106,245	119,130	85,713	73,258
TOTAL COSTS AND OTHER DEDUCTIONS	94,893	97,954	105,081	79,901	70,422
INCOME BEFORE INCOME TAXES	4,156	8,291	14,049	5,812	2,836
INCOME TAX EXPENSE	3,024	4,360	6,322	2,565	919
INCOME BEFORE EXTRAORDINARY ITEM	$ 1,132	$ 3,931	$ 7,727	$ 3,247	$ 1,917
EXTRAORDINARY LOSS, NET OF INCOME TAX	–	(643)	–	–	–
NET INCOME	$ 1,132	$ 3,288	$ 7,727	$ 3,247	$ 1,917
NET INCOME PER SHARE BEFORE EXTRAORDINARY ITEM – BASIC	$ 1.07	$ 3.71	$ 7.23	$ 3.01	$ 1.76
– DILUTED	$ 1.07	$ 3.70	$ 7.21	$ 3.00	$ 1.75
NET INCOME PER SHARE – BASIC	$ 1.07	$ 3.10	$ 7.23	$ 3.01	$ 1.76
– DILUTED	$ 1.07	$ 3.09	$ 7.21	$ 3.00	$ 1.75
CASH DIVIDENDS PER SHARE*	$ 2.80	$ 2.65	$ 2.60	$ 2.48	$ 2.44
COMBINED BALANCE SHEET DATA (AT DECEMBER 31)					
Current assets	$ 17,776	$ 18,327	$ 17,913	$ 17,043	$ 14,157
Noncurrent assets	59,583	59,245	59,708	58,337	55,967
TOTAL ASSETS	77,359	77,572	77,621	75,380	70,124
Short-term debt	5,358	8,429	3,094	6,063	5,579
Other current liabilities	14,518	12,225	13,567	11,620	9,480
Long-term debt and capital lease obligations	10,911	8,989	12,821	13,145	11,675
Other noncurrent liabilities	14,968	13,971	14,770	14,761	14,523
TOTAL LIABILITIES	45,755	43,614	44,252	45,589	41,257
STOCKHOLDERS' EQUITY	$ 31,604	$ 33,958	$ 33,369	$ 29,791	$ 28,867

*Chevron dividend pre-merger.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

Unaudited

In accordance with Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities" (FAS 69), this section provides supplemental information on oil and gas exploration and producing activities of the company in seven separate tables. Tables I through IV provide historical cost information pertaining to costs incurred in exploration, property acquisitions and development; capitalized costs; and results of operations. Tables V through VII present information on the company's estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. The Africa geographic area includes activities principally in Nigeria, Angola, Chad, Republic of Congo and Democratic Republic of Congo. The Asia-Pacific geographic area includes activities principally in Australia, China, Indonesia, Kazakhstan, Partitioned Neutral Zone between Kuwait and Saudi Arabia, Papua New Guinea, the Philippines and Thailand. The "Other" geographic category includes activities in the United Kingdom, Canada, Denmark, the Netherlands, Norway, Trinidad and Tobago, Colombia, Venezuela, Brazil, Argentina, and other countries. Amounts shown for affiliated companies are ChevronTexaco's 50 percent equity share of Tengizchevroil (TCO), an exploration and production partnership operating in the Republic of Kazakhstan, and a 30 percent equity share of Hamaca, an exploration and production partnership operating in Venezuela, beginning in 2000. The company increased its ownership in TCO from 45 percent to 50 percent in January 2001.

TABLE I - COSTS INCURRED IN EXPLORATION, PROPERTY ACQUISITIONS AND DEVELOPMENT[1]

	Consolidated Companies					Affiliated Companies		
Millions of dollars	U.S.	Africa	Asia-Pacific	Other	Total	TCO[2]	Hamaca	Worldwide
YEAR ENDED DECEMBER 31, 2002								
Exploration								
Wells	**$ 477**	**$131**	**$ 48**	**$ 92**	**$ 748**	**$ –**	**$ –**	**$ 748**
Geological and geophysical	**95**	**69**	**43**	**53**	**260**	**–**	**–**	**260**
Rentals and other	**35**	**29**	**38**	**43**	**145**	**–**	**–**	**145**
Total exploration	**607**	**229**	**129**	**188**	**1,153**	**–**	**–**	**1,153**
Property acquisitions								
Proved[3]	**106**	**–**	**–**	**–**	**106**	**–**	**–**	**106**
Unproved	**51**	**6**	**2**	**1**	**60**	**–**	**–**	**60**
Total property acquisitions	**157**	**6**	**2**	**1**	**166**	**–**	**–**	**166**
Development	**1,091**	**661**	**1,017**	**926**	**3,695**	**447**	**353**	**4,495**
TOTAL COSTS INCURRED	**$1,855**	**$896**	**$1,148**	**$1,115**	**$5,014**	**$447**	**$353**	**$5,814**
YEAR ENDED DECEMBER 31, 2001								
Exploration								
Wells	$ 620	$172	$ 186	$ 197	$1,175	$ –	$ –	$1,175
Geological and geophysical	46	35	42	65	188	–	–	188
Rentals and other	65	48	15	98	226	–	–	226
Total exploration	731	255	243	360	1,589	–	–	1,589
Property acquisitions								
Proved[3]	25	4	–	–	29	362	–	391
Unproved	50	38	12	–	100	108	–	208
Total property acquisitions	75	42	12	–	129	470	–	599
Development	1,754	551	1,168	494	3,967	266	275	4,508
TOTAL COSTS INCURRED	$2,560	$848	$1,423	$ 854	$5,685	$736	$275	$6,696
YEAR ENDED DECEMBER 31, 2000								
Exploration								
Wells	$ 526	$139	$ 179	$ 63	$ 907	$ –	$ –	$ 907
Geological and geophysical	60	35	67	105	267	–	–	267
Rentals and other	73	43	55	83	254	–	–	254
Total exploration	659	217	301	251	1,428	–	–	1,428
Property acquisitions								
Proved[3]	162	1	278	1	442	–	–	442
Unproved	66	9	–	184	259	–	–	259
Total property acquisitions	228	10	278	185	701	–	–	701
Development	1,453	435	1,067	718	3,673	240	–	3,913
TOTAL COSTS INCURRED	$2,340	$662	$1,646	$1,154	$5,802	$240	$ –	$6,042

[1] Includes costs incurred whether capitalized or expensed. Excludes support equipment expenditures.
[2] Includes acquisition costs for an additional 5 percent interest in 2001.
[3] Includes wells, equipment and facilities associated with proved reserves. Does not include properties acquired through property exchanges.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES – Continued

Unaudited

TABLE II – CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Consolidated Companies					Affiliated Companies		
Millions of dollars	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca*	Worldwide
AT DECEMBER 31, 2002								
Unproved properties	$ 1,362	$ 330	$ 259	$ 1,134	$ 3,085	$ 108	$ –	$ 3,193
Proved properties and related producing assets	37,441	5,993	10,172	10,367	63,973	1,975	144	66,092
Support equipment	774	447	2,188	377	3,786	338	–	4,124
Deferred exploratory wells	106	130	103	111	450	–	–	450
Other uncompleted projects	502	1,406	1,597	497	4,002	676	683	5,361
GROSS CAPITALIZED COSTS	40,185	8,306	14,319	12,486	75,296	3,097	827	79,220
Unproved properties valuation	961	80	90	277	1,408	24	–	1,432
Proved producing properties – depreciation and depletion	27,115	3,251	5,392	5,457	41,215	270	9	41,494
Future abandonment and restoration	999	508	304	392	2,203	24	–	2,227
Support equipment depreciation	557	289	1,145	223	2,214	138	–	2,352
Accumulated provisions	29,632	4,128	6,931	6,349	47,040	456	9	47,505
NET CAPITALIZED COSTS	$10,553	$4,178	$ 7,388	$ 6,137	$28,256	$2,641	$818	$31,715
AT DECEMBER 31, 2001								
Unproved properties	$ 1,178	$ 304	$ 565	$ 1,168	$ 3,215	$ 108	$ –	$ 3,323
Proved properties and related producing assets	35,665	5,487	10,332	9,435	60,919	1,878	88	62,885
Support equipment	766	390	2,177	313	3,646	293	–	3,939
Deferred exploratory wells	91	390	128	79	688	–	–	688
Other uncompleted projects	1,080	750	654	472	2,956	245	376	3,577
GROSS CAPITALIZED COSTS	38,780	7,321	13,856	11,467	71,424	2,524	464	74,412
Unproved properties valuation	807	86	73	222	1,188	–	–	1,188
Proved producing properties – depreciation and depletion	25,844	2,998	4,733	4,827	38,402	219	3	38,624
Future abandonment and restoration	1,016	449	281	342	2,088	19	–	2,107
Support equipment depreciation	452	160	1,122	162	1,896	123	–	2,019
Accumulated provisions	28,119	3,693	6,209	5,553	43,574	361	3	43,938
NET CAPITALIZED COSTS	$10,661	$3,628	$ 7,647	$ 5,914	$27,850	$2,163	$461	$30,474
AT DECEMBER 31, 2000								
Unproved properties	$ 1,233	$ 176	$ 540	$ 1,219	$ 3,168	$ 378	$ 63	$ 3,609
Proved properties and related producing assets	34,587	5,050	8,905	8,702	57,244	1,158	71	58,473
Support equipment	721	366	2,126	272	3,485	254	42	3,781
Deferred exploratory wells	182	354	120	126	782	–	–	782
Other uncompleted projects	741	693	674	605	2,713	136	–	2,849
GROSS CAPITALIZED COSTS	37,464	6,639	12,365	10,924	67,392	1,926	176	69,494
Unproved properties valuation	317	69	66	170	622	–	–	622
Proved producing properties – depreciation and depletion	23,528	2,700	3,986	3,940	34,154	131	–	34,285
Future abandonment and restoration	1,071	413	274	317	2,075	13	–	2,088
Support equipment depreciation	380	141	1,224	172	1,917	97	1	2,015
Accumulated provisions	25,296	3,323	5,550	4,599	38,768	241	1	39,010
NET CAPITALIZED COSTS	$12,168	$3,316	$ 6,815	$ 6,325	$28,624	$1,685	$175	$30,484

*Existing costs were transferred from a consolidated subsidiary to an affiliate at year-end 2000. Previously reported in Consolidated Companies – Other.

TABLE III – RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES[1]

The company's results of operations from oil and gas producing activities for the years 2002, 2001 and 2000 are shown in the following table. Net income from exploration and production activities as reported on pages 33 and 34 reflects income taxes computed on an effective rate basis. In accordance with FAS No. 69, income taxes in Table III are based on statutory tax rates, reflecting allowable deductions and tax credits. Interest income and expense are excluded from the results reported in Table III and from the net income amounts on pages 33 and 34.

	Consolidated Companies					Affiliated Companies		
Millions of dollars	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	Worldwide
YEAR ENDED DECEMBER 31, 2002								
Revenues from net production								
Sales	**$ 2,737**	**$ 1,121**	**$ 1,410**	**$ 2,080**	**$ 7,348**	**$ 955**	**$ 44**	**$ 8,347**
Transfers	**4,425**	**1,663**	**3,090**	**1,202**	**10,380**	**–**	**–**	**10,380**
Total	**7,162**	**2,784**	**4,500**	**3,282**	**17,728**	**955**	**44**	**18,727**
Production expenses	**(2,321)**	**(439)**	**(958)**	**(683)**	**(4,401)**	**(166)**	**(4)**	**(4,571)**
Proved producing properties: depreciation, depletion and abandonment provision	**(1,577)**	**(352)**	**(673)**	**(694)**	**(3,296)**	**(91)**	**(5)**	**(3,392)**
Exploration expenses	**(216)**	**(106)**	**(109)**	**(160)**	**(591)**	**–**	**–**	**(591)**
Unproved properties valuation	**(35)**	**(14)**	**(9)**	**(67)**	**(125)**	**–**	**–**	**(125)**
Other (expense) income[2]	**(359)**	**(179)**	**(399)**	**59**	**(878)**	**(5)**	**(12)**	**(895)**
Results before income taxes	**2,654**	**1,694**	**2,352**	**1,737**	**8,437**	**693**	**23**	**9,153**
Income tax expense	**(933)**	**(1,202)**	**(1,434)**	**(677)**	**(4,246)**	**(208)**	**–**	**(4,454)**
RESULTS OF PRODUCING OPERATIONS	**$ 1,721**	**$ 492**	**$ 918**	**$ 1,060**	**$ 4,191**	**$ 485**	**$ 23**	**$ 4,699**
YEAR ENDED DECEMBER 31, 2001								
Revenues from net production								
Sales	$ 5,024	$ 1,147	$ 1,264	$ 2,181	$ 9,616	$ 673	$ 6	$ 10,295
Transfers	3,991	1,913	2,796	1,107	9,807	–	–	9,807
Total	9,015	3,060	4,060	3,288	19,423	673	6	20,102
Production expenses	(2,442)	(447)	(856)	(687)	(4,432)	(142)	(6)	(4,580)
Proved producing properties: depreciation, depletion and abandonment provision	(1,614)	(344)	(498)	(658)	(3,114)	(80)	(1)	(3,195)
Exploration expenses	(424)	(132)	(234)	(298)	(1,088)	–	–	(1,088)
Unproved properties valuation	(38)	(33)	(9)	(77)	(157)	–	–	(157)
Other (expense) income[2]	(1,653)	(110)	(209)	(5)	(1,977)	9	2	(1,966)
Results before income taxes	2,844	1,994	2,254	1,563	8,655	460	1	9,116
Income tax expense	(1,074)	(1,455)	(1,432)	(620)	(4,581)	(138)	–	(4,719)
RESULTS OF PRODUCING OPERATIONS	$ 1,770	$ 539	$ 822	$ 943	$ 4,074	$ 322	$ 1	$ 4,397
YEAR ENDED DECEMBER 31, 2000								
Revenues from net production								
Sales	$ 5,878	$ 2,804	$ 1,404	$ 2,310	$ 12,396	$ 710	$ –	$ 13,106
Transfers	4,387	650	3,203	1,409	9,649	–	–	9,649
Total	10,265	3,454	4,607	3,719	22,045	710	–	22,755
Production expenses	(2,182)	(405)	(865)	(727)	(4,179)	(114)	–	(4,293)
Proved producing properties: depreciation, depletion and abandonment provision	(1,558)	(337)	(585)	(676)	(3,156)	(53)	–	(3,209)
Exploration expenses	(395)	(166)	(176)	(217)	(954)	–	–	(954)
Unproved properties valuation	(49)	(16)	(7)	(75)	(147)	–	–	(147)
Other (expense) income[2]	(631)	45	(13)	237	(362)	(56)	–	(418)
Results before income taxes	5,450	2,575	2,961	2,261	13,247	487	–	13,734
Income tax expense	(1,927)	(1,974)	(1,724)	(984)	(6,609)	(146)	–	(6,755)
RESULTS OF PRODUCING OPERATIONS	$ 3,523	$ 601	$ 1,237	$ 1,277	$ 6,638	$ 341	$ –	$ 6,979

[1] The value of owned production consumed as fuel has been eliminated from revenues and production expenses, and the related volumes have been deducted from net production in calculating the unit average sales price and production cost. This has no effect on the results of producing operations.

[2] Includes net sulfur income, foreign currency transaction gains and losses, certain significant impairment write-downs, miscellaneous expenses, etc. Also includes net income from related oil and gas activities that do not have oil and gas reserves attributed to them (for example, net income from technical and operating service agreements) and items identified in the Management's Discussion and Analysis on pages 33 and 34.

Unaudited

TABLE IV – RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES – UNIT PRICES AND COSTS[1,2]

	Consolidated Companies					Affiliated Companies		
	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	Worldwide
YEAR ENDED DECEMBER 31, 2002								
Average sales prices								
Liquids, per barrel	**$21.34**	**$24.33**	**$21.76**	**$23.31**	**$22.36**	**$18.16**	**$18.91**	**$22.03**
Natural gas, per thousand cubic feet	**2.89**	**0.04**	**2.67**	**2.11**	**2.62**	**0.57**	**–**	**2.55**
Average production costs, per barrel	**6.41**	**3.70**	**4.41**	**4.05**	**5.08**	**2.79**	**1.58**	**4.92**
YEAR ENDED DECEMBER 31, 2001								
Average sales prices								
Liquids, per barrel	$21.33	$23.70	$20.11	$22.59	$21.68	$13.31	$12.45	$21.08
Natural gas, per thousand cubic feet	4.38	0.04	3.04	2.51	3.78	0.47	–	3.69
Average production costs, per barrel	6.35	3.39	4.20	4.17	5.01	2.54	13.09	4.86
YEAR ENDED DECEMBER 31, 2000								
Average sales prices								
Liquids, per barrel	$25.61	$26.58	$22.97	$27.34	$25.35	$20.14	$ –	$25.09
Natural gas, per thousand cubic feet	3.87	0.03	2.57	2.29	3.39	0.13	–	3.33
Average production costs, per barrel	5.23	3.04	4.17	4.49	4.55	2.91	–	4.48

[1] The value of owned production consumed as fuel has been eliminated from revenues and production expenses, and the related volumes have been deducted from net production in calculating the unit average sales price and production cost. This has no effect on the results of producing operations.
[2] Natural gas converted to crude oil-equivalent gas (OEG) barrels at a rate of 6 MCF = 1 OEG barrel.

TABLE V – RESERVE QUANTITY INFORMATION

The company's estimated net proved underground oil and gas reserves and changes thereto for the years 2002, 2001 and 2000 are shown in the following table. Proved reserves are estimated by company asset teams composed of earth scientists and reservoir engineers. These proved reserve estimates are reviewed annually by the company's Reserves Advisory Committee to ensure that rigorous professional standards and the reserves definitions prescribed by the U.S. Securities and Exchange Commission are consistently applied throughout the company.

Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities that may result from extensions of currently proved areas or from applying secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

"Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of the estimate.

TABLE V – RESERVE QUANTITY INFORMATION – CONTINUED

ChevronTexaco operates, under a risked service agreement, Venezuela's LL-652 Field, located in the northeast section of Lake Maracaibo. ChevronTexaco is accounting for LL-652 as an oil and gas activity and, at December 31, 2002, had recorded 17 million barrels of proved crude oil reserves.

No reserve quantities have been recorded for the company's other service agreements – the Boscan Field in Venezuela and a long-term purchase agreement associated with a service agreement for the Chuchupa Field in Colombia for the period 2005–2016.

	NET PROVED RESERVES OF CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS								NET PROVED RESERVES OF NATURAL GAS							
	Millions of barrels								Billions of cubic feet							
	Consolidated Companies					Affiliates			Consolidated Companies					Affiliates		
	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	Worldwide	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	Worldwide
RESERVES AT JANUARY 1, 2000	2,854	1,344	1,887	946	7,031	1,233	–	8,264	7,993	326	4,088	3,175	15,582	1,581	–	17,163
Changes attributable to:																
Revisions	(26)	48	109	14	145	105	–	250	92	450	308	67	917	126	–	1,043
Improved recovery	83	20	69	9	181	–	–	181	17	–	–	5	22	–	–	22
Extensions and discoveries	85	92	40	57	274	7	374	655	990	1	236	143	1,370	9	33	1,412
Purchases[1]	8	131	–	3	142	–	–	142	262	12	–	–	274	–	–	274
Sales[2]	(146)	–	–	(96)	(242)	–	–	(242)	(367)	–	–	(70)	(437)	–	–	(437)
Production	(244)	(130)	(211)	(111)	(696)	(35)	–	(731)	(1,064)	(17)	(190)	(329)	(1,600)	(33)	–	(1,633)
RESERVES AT DECEMBER 31, 2000	2,614	1,505	1,894	822	6,835	1,310	374	8,519	7,923	772	4,442	2,991	16,128	1,683	33	17,844
Changes attributable to:																
Revisions	(225)	45	135	(60)	(105)	46	(2)	(61)	(20)	780	330	(10)	1,080	317	–	1,397
Improved recovery	79	35	47	51	212	–	–	212	24	7	11	16	58	–	–	58
Extensions and discoveries	67	88	34	40	229	88	115	432	587	329	164	445	1,525	130	9	1,664
Purchases[1]	1	–	–	–	1	146	–	147	41	–	6	6	53	187	–	240
Sales[2]	(11)	–	–	–	(11)	–	–	(11)	(180)	–	–	–	(180)	–	–	(180)
Production	(224)	(129)	(204)	(108)	(665)	(49)	–	(714)	(988)	(16)	(194)	(360)	(1,558)	(55)	–	(1,613)
RESERVES AT DECEMBER 31, 2001	2,301	1,544	1,906	745	6,496	1,541	487	8,524	7,387	1,872	4,759	3,088	17,106	2,262	42	19,410
Changes attributable to:																
Revisions	**(116)**	**164**	**(114)**	**17**	**(49)**	**199**	**–**	**150**	**(598)**	**277**	**390**	**92**	**161**	**293**	**1**	**455**
Improved recovery	**99**	**82**	**22**	**36**	**239**	**–**	**–**	**239**	**21**	**42**	**4**	**10**	**77**	**–**	**–**	**77**
Extensions and discoveries	**48**	**301**	**85**	**8**	**442**	**–**	**–**	**442**	**395**	**134**	**260**	**103**	**892**	**–**	**–**	**892**
Purchases[1]	**8**	**–**	**–**	**–**	**8**	**–**	**–**	**8**	**93**	**–**	**8**	**–**	**101**	**–**	**–**	**101**
Sales[2]	**(3)**	**–**	**–**	**–**	**(3)**	**–**	**–**	**(3)**	**(3)**	**–**	**–**	**–**	**(3)**	**–**	**–**	**(3)**
Production	**(220)**	**(115)**	**(195)**	**(109)**	**(639)**	**(51)**	**(2)**	**(692)**	**(878)**	**(27)**	**(257)**	**(369)**	**(1,531)**	**(66)**	**–**	**(1,597)**
RESERVES AT DECEMBER 31, 2002	**2,117**	**1,976**	**1,704**	**697**	**6,494**	**1,689**	**485**	**8,668**	**6,417**	**2,298**	**5,164**	**2,924**	**16,803**	**2,489**	**43**	**19,335**
Developed reserves																
At January 1, 2000	2,266	980	1,314	636	5,196	790	–	5,986	6,733	276	2,342	2,368	11,719	1,011	–	12,730
At December 31, 2000	2,083	976	1,276	538	4,873	795	–	5,668	6,408	294	3,108	2,347	12,157	1,019	–	13,176
At December 31, 2001	1,887	923	1,491	517	4,818	1,007	38	5,863	6,246	444	3,170	2,231	12,091	1,477	6	13,574
At December 31, 2002	**1,766**	**1,042**	**1,297**	**529**	**4,634**	**999**	**63**	**5,696**	**5,636**	**582**	**3,196**	**2,157**	**11,571**	**1,474**	**6**	**13,051**

[1] Includes reserves acquired through property exchanges.
[2] Includes reserves disposed of through property exchanges.

INFORMATION ON CANADIAN OIL SANDS NET PROVED RESERVES NOT INCLUDED ABOVE:

In addition to conventional liquids and natural gas proved reserves, ChevronTexaco has significant interests in proved oil sands reserves in Canada associated with the Athabasca project. For internal management purposes, ChevronTexaco views these reserves and their development as an integral part of total upstream operations. However, U.S. Securities and Exchange Commission regulations define these reserves as mining-related and not a part of conventional oil and gas reserves. Net proved oil sands reserves were 183 million barrels as of December 31, 2002. Production began in late 2002.

The oil sands reserves are not considered in the standardized measure of discounted future net cash flows for conventional oil and gas reserves, which is found on page 82.

TABLE VI – STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pretax net cash flows, less the tax basis of related assets.

Discounted future net cash flows are calculated using 10 percent midperiod discount factors. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided does not represent management's estimate of the company's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under FAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of the company's future cash flows or value of its oil and gas reserves.

	Consolidated Companies					Affiliated Companies		
Millions of dollars	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	Worldwide
AT DECEMBER 31, 2002								
Future cash inflows from production	**$ 77,912**	**$ 52,513**	**$ 59,550**	**$ 26,531**	**$ 216,506**	**$ 52,457**	**$ 9,777**	**$ 278,740**
Future production and development costs	**(29,948)**	**(9,889)**	**(18,591)**	**(7,838)**	**(66,266)**	**(10,336)**	**(2,308)**	**(78,910)**
Future income taxes	**(16,231)**	**(25,060)**	**(17,781)**	**(6,797)**	**(65,869)**	**(11,899)**	**(2,540)**	**(80,308)**
Undiscounted future net cash flows	**31,733**	**17,564**	**23,178**	**11,896**	**84,371**	**30,222**	**4,929**	**119,522**
10 percent midyear annual discount for timing of estimated cash flows	**(13,872)**	**(8,252)**	**(9,971)**	**(3,691)**	**(35,786)**	**(18,964)**	**(3,581)**	**(58,331)**
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS	**$ 17,861**	**$ 9,312**	**$ 13,207**	**$ 8,205**	**$ 48,585**	**$ 11,258**	**$ 1,348**	**$ 61,191**
AT DECEMBER 31, 2001								
Future cash inflows from production	$ 54,238	$ 28,019	$ 43,389	$ 20,432	$ 146,078	$ 29,433	$ 5,922	$ 181,433
Future production and development costs	(30,871)	(10,106)	(20,845)	(8,873)	(70,695)	(8,865)	(1,093)	(80,653)
Future income taxes	(7,981)	(10,476)	(9,858)	(4,370)	(32,685)	(5,805)	(1,642)	(40,132)
Undiscounted future net cash flows	15,386	7,437	12,686	7,189	42,698	14,763	3,187	60,648
10 percent midyear annual discount for timing of estimated cash flows	(6,882)	(3,609)	(5,857)	(2,602)	(18,950)	(9,121)	(2,433)	(30,504)
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS	$ 8,504	$ 3,828	$ 6,829	$ 4,587	$ 23,748	$ 5,642	$ 754	$ 30,144
AT DECEMBER 31, 2000								
Future cash inflows from production	$ 127,945	$ 34,856	$ 47,351	$ 27,426	$ 237,578	$ 30,350	$ 3,917	$ 271,845
Future production and development costs	(30,305)	(8,023)	(18,416)	(7,466)	(64,210)	(7,250)	(679)	(72,139)
Future income taxes	(33,614)	(16,124)	(13,245)	(7,481)	(70,464)	(6,440)	(1,101)	(78,005)
Undiscounted future net cash flows	64,026	10,709	15,690	12,479	102,904	16,660	2,137	121,701
10 percent midyear annual discount for timing of estimated cash flows	(27,747)	(4,186)	(6,764)	(4,405)	(43,102)	(11,180)	(1,431)	(55,713)
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS	$ 36,279	$ 6,523	$ 8,926	$ 8,074	$ 59,802	$ 5,480	$ 706	$ 65,988

TABLE VII – CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES

The changes in present values between years, which can be significant, reflect changes in estimated proved reserve quantities and prices and assumptions used in forecasting production volumes and costs. Changes in the timing of production are included with "Revisions of previous quantity estimates."

	Consolidated Companies			Affiliated Companies			Worldwide		
Millions of dollars	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
PRESENT VALUE AT JANUARY 1	**$ 23,748**	$59,802	$41,750	**$ 6,396**	$6,186	$4,100	**$ 30,144**	$65,988	$ 45,850
Sales and transfers of oil and gas produced, net of production costs	**(13,327)**	(15,161)	(17,866)	**(829)**	(531)	(596)	**(14,156)**	(15,692)	(18,462)
Development costs incurred	**3,695**	3,967	3,673	**800**	541	240	**4,495**	4,508	3,913
Purchases of reserves	**181**	40	2,055	**–**	778	–	**181**	818	2,055
Sales of reserves	**(42)**	(366)	(5,010)	**–**	–	–	**(42)**	(366)	(5,010)
Extensions, discoveries and improved recovery, less related costs	**7,472**	2,747	8,710	**–**	484	1,112	**7,472**	3,231	9,822
Revisions of previous quantity estimates	**104**	524	(428)	**917**	400	1,284	**1,021**	924	856
Net changes in prices, development and production costs	**41,044**	(59,995)	29,358	**6,722**	(2,457)	457	**47,766**	(62,452)	29,815
Accretion of discount	**3,987**	10,144	7,027	**895**	876	582	**4,882**	11,020	7,609
Net change in income tax	**(18,277)**	22,046	(9,467)	**(2,295)**	119	(993)	**(20,572)**	22,165	(10,460)
Net change for the year	**24,837**	(36,054)	18,052	**6,210**	210	2,086	**31,047**	(35,844)	20,138
PRESENT VALUE AT DECEMBER 31	**$ 48,585**	$23,748	$59,802	**$12,606**	$6,396	$6,186	**$ 61,191**	$30,144	$ 65,988

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Shareholders, Texaco Inc.:

We have audited the consolidated balance sheet of Texaco Inc. (a Delaware corporation) and subsidiary companies as of December 31, 2000, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the two years in the period ended December 31, 2000. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of Texaco Inc. and subsidiary companies as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14 on Texaco Inc.'s 2000 Form 10-K (not presented separately herein) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
February 22, 2001
New York, New York

FIVE-YEAR OPERATING SUMMARY[1]

Unaudited

WORLDWIDE – INCLUDES EQUITY IN AFFILIATES

Thousands of barrels per day, except natural gas data, which is millions of cubic feet per day	2002	2001	2000	1999	1998
UNITED STATES					
Gross production of crude oil and natural gas liquids	**657**	670	730	781	831
Net production of crude oil and natural gas liquids	**602**	614	667	712	758
Refinery input[2]	**979**	1,336	1,390	1,534	1,567
Sales of refined products[2]	**1,610**	2,500	2,667	2,623	2,432
Sales of natural gas liquids	**241**	185	170	415	484
Total sales of petroleum products	**1,851**	2,685	2,837	3,038	2,916
Gross production of natural gas	**2,945**	3,167	3,485	3,757	4,184
Net production of natural gas	**2,405**	2,706	2,910	3,145	3,474
Sales of natural gas	**5,463**	7,830	7,302	6,534	7,295
INTERNATIONAL					
Gross production of crude oil and natural gas liquids	**1,765**	1,852	1,640	1,632	1,604
Net production of crude oil and natural gas liquids	**1,295**	1,345	1,330	1,337	1,312
Refinery input	**1,100**	1,136	1,150	1,235	1,307
Sales of refined products	**2,258**	2,454	2,521	2,621	2,487
Sales of natural gas liquids	**131**	115	67	58	54
Total sales of petroleum products	**2,389**	2,569	2,588	2,679	2,541
Gross production of natural gas	**2,120**	1,949	1,867	1,748	1,598
Net production of natural gas	**1,971**	1,711	1,556	1,512	1,326
Sales of natural gas	**3,131**	2,675	2,398	2,342	2,049
TOTAL WORLDWIDE					
Gross production of crude oil and natural gas liquids	**2,422**	2,522	2,370	2,413	2,435
Net production of crude oil and natural gas liquids	**1,897**	1,959	1,997	2,049	2,070
Refinery input[2]	**2,079**	2,472	2,540	2,769	2,874
Sales of refined products[2]	**3,868**	4,954	5,188	5,244	4,919
Sales of natural gas liquids	**372**	300	237	473	538
Total sales of petroleum products	**4,240**	5,254	5,425	5,717	5,457
Gross production of natural gas	**5,065**	5,116	5,352	5,505	5,782
Net production of natural gas	**4,376**	4,417	4,466	4,657	4,800
Sales of natural gas	**8,594**	10,505	9,700	8,876	9,344
WORLDWIDE – EXCLUDES EQUITY IN AFFILIATES					
Number of wells completed (net)[3]					
Oil and gas	**1,349**	1,698	1,665	1,542	1,930
Dry	**49**	75	67	74	76
Productive oil and gas wells (net)[3]	**50,320**	47,388	N/A	N/A	N/A

[1] Gross production represents the company's share of total production before deducting lessors' royalties. Net production is gross production minus royalties paid to lessors.
[2] 2001 and prior include sales volumes and refinery inputs of units sold as a condition of the merger.
[3] Net wells include all those wholly owned and the sum of fractional interests in those that are joint ventures, unit operations or similar wells. Also includes wells temporarily shut in that are capable of producing.

BOARD OF DIRECTORS

David J. O'Reilly, 56
Chairman of the Board and Chief Executive Officer since 2001. He was elected Chairman and Chief Executive Officer of Chevron Corporation in 2000. Previously he was elected a Director and Vice Chairman, worldwide exploration and production, in 1998; President of Chevron Products Company in 1994; and a Vice President in 1991. He joined ChevronTexaco in 1968. He is Chairman of the American Petroleum Institute's Board of Directors.

Peter J. Robertson, 56
Vice Chairman of the Board and a Director since January 2002. He is responsible for worldwide exploration and production. Previously he was elected President, Chevron Overseas Petroleum Inc., in 2000; a Vice President in 1997; and President, Chevron U.S.A. Production Company, responsible for North American exploration and production, in 1997. He joined ChevronTexaco in 1973.

Samuel H. Armacost, 63
Director since 1982. He is Chairman of SRI International. Previously he was a Managing Director of Weiss, Peck & Greer LLC, an investment firm. He also is a Director of The James Irvine Foundation; Del Monte Foods Company; Scios, Inc.; and Exponent, Inc. (3, 4)

Robert J. Eaton, 63
Director since 2001. He is retired Chairman of the Board of Management of DaimlerChrysler AG. Previously he was Chairman of the Board and Chief Executive Officer of Chrysler Corporation and was elected a Texaco Inc. Director in 2000. He also is a Director of International Paper Company. (2, 4)

Sam Ginn, 65
Director since 1989. He is retired Chairman of Vodafone AirTouch, PLC. Previously he was Chairman of the Board and Chief Executive Officer of AirTouch Communications, Inc., and Chairman of the Board, President and Chief Executive Officer of Pacific Telesis Group. He is a Director of Hewlett-Packard Company. (1)

Carla A. Hills, 69
Director since 1993. She is Chairman and Chief Executive Officer of Hills & Company International Consultants. She served as U.S. Trade Representative from 1989 to 1993. She is a Director of American International Group, Inc.; Lucent Technologies Inc.; and AOL Time Warner Inc. (3, 4)

Franklyn G. Jenifer, 64
Director since 2001. He is President of The University of Texas at Dallas. Previously he was President of Howard University and Chancellor of the Massachusetts Board of Regents of Higher Education. He was elected a Texaco Inc. Director in 1993. He serves on numerous boards, including the Texas Science and Technology Council and United Way of Metropolitan Dallas. (1)

David J. O'Reilly   Peter J. Robertson   Samuel H. Armacost   Robert J. Eaton   Sam Ginn   Carla A. Hills   Franklyn G. Jenifer





J. Bennett Johnston   Sam Nunn   Charles R. Shoemate   Frank A. Shrontz   Thomas A. Vanderslice   Carl Ware   John A. Young

J. Bennett Johnston, 70
Director since 1997. He is Chief Executive Officer of Johnston & Associates, a consulting firm. He served as a U.S. Senator from Louisiana for 24 years. He is President of the U.S. Pacific Economic Cooperation Council. He is a Director of Nexant, Inc.; U.S. China Business Council; Fundacion Amistad; and Freeport-McMoRan Copper & Gold Inc. (2, 4)

Sam Nunn, 64
Director since 2001. He is a senior partner in the law firm of King & Spalding and distinguished professor at the Sam Nunn School of International Affairs, Georgia Tech. He served as a U.S. Senator from Georgia for 24 years and was elected a Texaco Inc. Director in 1997. He is a Director on several boards, including The Coca-Cola Company and General Electric Company. (2, 3)

Charles R. Shoemate, 63
Director since 2001. He is retired Chairman of the Board, President and Chief Executive Officer of Bestfoods. He was elected a Texaco Inc. Director in 1998. He is a Director of CIGNA Corporation, Unilever and International Paper Company. (1)

Frank A. Shrontz, 71
Director since 1996. He is retired Chairman of the Board of The Boeing Company. He served as Assistant Secretary of Defense and Assistant Secretary of the Air Force. He also is a Director of Boise Cascade Corporation. (2, 4)

Thomas A. Vanderslice, 71
Director since 2001. He is a private investor. Previously he was Chairman and Chief Executive Officer of M/A-COM, Inc.; Chairman and Chief Executive Officer of Apollo Computer, Inc.; and President and Chief Operating Officer of GTE Corporation. He was elected a Texaco Inc. Director in 1980. He is a Director of W.R. Grace Inc. and VIASYS Healthcare Inc. (1)

Carl Ware, 59
Director since 2001. He is Executive Vice President of Public Affairs and Administration for The Coca-Cola Company. Previously he was President of The Coca-Cola Company's Africa Group, with operational responsibility for nearly 50 countries in sub-Saharan Africa. He serves on numerous boards, including the Georgia Power Company, National Life of Vermont and Southern Africa Enterprise Development Fund. (2, 3)

John A. Young, 70
Director since 1985. He is retired Vice Chairman of the Board of Novell, Inc. Previously he was Vice Chairman of the Board of SmithKline Beecham PLC and President and Chief Executive Officer of Hewlett-Packard Company. He serves on numerous boards, including Affymetrix, Inc. and Lucent Technologies Inc. (1)

RETIRING DIRECTOR

Glenn F. Tilton, 54
Vice Chairman of the Board and a Director since October 2001. He resigned in September 2002 to become Chairman, President and Chief Executive Officer of UAL Corporation, the parent company of United Airlines. Previously he was Chairman of the Board and Chief Executive Officer of Texaco Inc.

COMMITTEES OF THE BOARD
1) Audit: Sam Ginn, Chairman
2) Public Policy: J. Bennett Johnston, Chairman
3) Board Nominating and Governance: Carla A. Hills, Chairman
4) Management Compensation: Samuel H. Armacost, Chairman

CORPORATE OFFICERS

Lydia I. Beebe, 50
Corporate Secretary since 2001. Previously Chevron Corporate Secretary; Senior Manager, Chevron Tax Department; Manager, Federal Tax Legislation; Staff Attorney; and Chevron Legal Representative in Washington, D.C. Joined ChevronTexaco in 1977.

John E. Bethancourt, 51
Vice President, Human Resources, since 2001. Previously Texaco Corporate Vice President and President, Production Operations, Texaco Worldwide Exploration and Production. Joined ChevronTexaco in 1974.

Darry W. Callahan, 60
Executive Vice President, Power, Chemicals and Technology, since 2001. Director of Chevron Phillips Chemical Company, Dynegy Inc. and Sasol Chevron Holdings Limited. Previously Chevron Executive Vice President, responsible for human resources, technology, chemicals and coal operations, and President, Chevron Chemical Company. Joined ChevronTexaco in 1964.

Stephen J. Crowe, 55
Vice President and Comptroller since 2001. Previously Chevron Vice President and Comptroller; Vice President, Finance, Chevron Products Company; and Assistant Comptroller, Chevron Corporation. Joined ChevronTexaco in 1972.

Charles A. James, 48
Vice President and General Counsel since December 2002. Previously Assistant Attorney General, Antitrust Division, U.S. Department of Justice; Chair, Antitrust and Trade Regulation Practice – Jones, Day, Reavis & Pogue, Washington, D.C.; and Acting Assistant Attorney General in President George H.W. Bush's administration. Joined ChevronTexaco in December 2002.

George L. Kirkland, 52
Corporate Vice President and President, ChevronTexaco Overseas Petroleum Inc., since January 2002. Previously President, ChevronTexaco North America Upstream, responsible for exploration and production, and President, Chevron U.S.A. Production Company. Joined ChevronTexaco in 1974.

David M. Krattebol, 58
Vice President and Treasurer since 2001. Previously Chevron Vice President and Treasurer; President, Chevron San Jorge; Vice President, Logistics and Trading, Chevron Products Company; Vice President, Finance, Chevron Products Company; and Vice President, Finance, Chevron Overseas Petroleum Inc. Joined ChevronTexaco in 1971.

Lydia I. Beebe John E. Bethancourt Darry W. Callahan Stephen J. Crowe Charles A. James George L. Kirkland David M. Krattebol





John W. McDonald Donald L. Paul Thomas R. Schuttish John S. Watson Raymond I. Wilcox Patricia A. Woertz Patricia E. Yarrington Rhonda I. Zygocki

John W. McDonald, 51
Vice President, Strategic Planning, since November 2002. Previously President and Managing Director, ChevronTexaco Upstream Europe, ChevronTexaco Overseas Petroleum Inc.; Vice President, Gulf of Mexico Offshore Division, Texaco Exploration & Production Inc.; and further operating assignments in Canada and South America. Joined ChevronTexaco in 1975.

Donald L. Paul, 56
Vice President and Chief Technology Officer since 2001. Previously Chevron Corporate Vice President, Technology and Environmental Affairs, and President, Chevron Technology Ventures; President, Chevron Canada Resources; and President, Chevron Petroleum Technology Company. Joined ChevronTexaco in 1975.

Thomas R. Schuttish, 55
General Tax Counsel since September 2002. Previously ChevronTexaco Assistant General Tax Counsel and Chevron Assistant General Tax Counsel. Joined ChevronTexaco in 1980.

John S. Watson, 46
Vice President and Chief Financial Officer since 2001. Director of Dynegy Inc. Previously Chevron Vice President and Chief Financial Officer; Director, Caltex Corporation; Vice President, Strategic Planning, Chevron Corporation; President, Chevron Canada Limited; and General Manager, Strategic Planning and Quality, Chevron U.S.A. Products Company. Joined ChevronTexaco in 1980.

Raymond I. Wilcox, 57
Corporate Vice President and President, North America Exploration and Production, since January 2002. Previously ChevronTexaco Managing Director, Nigeria/Mid-Africa Strategic Business Unit, and Chairman and Managing Director, Chevron Nigeria Limited. Joined ChevronTexaco in 1968.

Patricia A. Woertz, 50
Executive Vice President, Downstream, since 2001. Responsible for worldwide refining, marketing and transportation. Previously Chevron Corporate Vice President and President, Chevron Products Company; President, Chevron International Oil Company; and Vice President, Logistics and Trading, Chevron Products Company. Joined ChevronTexaco in 1977.

Patricia E. Yarrington, 46
Vice President, Public & Government Affairs, since November 2002. Previously ChevronTexaco Vice President, Strategic Planning; Chevron Vice President, Strategic Planning; President, Chevron Canada Limited; and Comptroller, Chevron Products Company. Joined ChevronTexaco in 1980.

Rhonda I. Zygocki, 45
Vice President, Health, Environment and Safety, since April 2003. Previously Managing Director, ChevronTexaco Australia Pty Ltd; Adviser to the Chairman of the Board, Chevron Corporation; Manager of Strategic Planning, Chevron Corporation; and Chief Financial Officer, Chevron Canada Resources. Joined ChevronTexaco in 1980.

EXECUTIVE COMMITTEE
David J. O'Reilly, Peter J. Robertson, Darry W. Callahan, Charles A. James, John S. Watson and Patricia A. Woertz. Lydia I. Beebe, Secretary.

STOCK EXCHANGE LISTING

ChevronTexaco common stock is listed on the New York and Pacific stock exchanges. The symbol is "CVX."

STOCKHOLDER INFORMATION

Questions about stock ownership, changes of address, dividend payments or direct deposit of dividends should be directed to ChevronTexaco's transfer agent and registrar:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660-2108
800 368 8357
www.melloninvestor.com

The Mellon Investor Services Program (800 842 7629, same address as above) features dividend reinvestment, optional cash investments of $50 to $100,000 a year, automatic stock purchase and safekeeping of stock certificates.

DIVIDEND PAYMENT DATES

Quarterly dividends on common stock are paid, following declaration by the Board of Directors, on or about the 10th day of March, June, September and December. Direct deposit of dividends is available to stockholders. For information, contact Mellon Investor Services. (See *Stockholder Information*.)

INVESTOR INFORMATION

Securities analysts, portfolio managers and representatives of financial institutions may contact:

Investor Relations
ChevronTexaco Corporation
6001 Bollinger Canyon Road, Bldg. A
San Ramon, CA 94583-2324
925 842 5690
Email: invest@chevrontexaco.com

ANNUAL MEETING

The Annual Meeting of stockholders will be held at 8:30 a.m., Thursday, May 22, 2003, at:

ChevronTexaco Corporation
15 Smith Road
Midland, Texas

Meeting notice and proxy materials are mailed in advance to stockholders, who are urged to study the materials and complete the proxy card. All stockholders should sign the proxy card and return it promptly so their shares are represented in the final vote.

PUBLICATIONS AND OTHER NEWS SOURCES

The *Annual Report*, published in April, summarizes the company's financial performance in the preceding year and provides an outlook for the future.

ChevronTexaco Corporation's Web site, www.chevrontexaco.com, offers facts and figures about the company and the petroleum industry. It includes articles, news releases, speeches, quarterly earnings information, the *Proxy Statement* and the complete text of this *Annual Report*.

The *Supplement to the Annual Report*, containing additional financial and operating data, and Form 10-K, prepared annually for the Securities and Exchange Commission, are available after April 15 by writing to:

Comptroller's Department
ChevronTexaco Corporation
6001 Bollinger Canyon Road, A3201
San Ramon, CA 94583-2324

Details of the company's *political contributions* for 2002 are available by request from:

Public & Government Affairs
ChevronTexaco Corporation
6001 Bollinger Canyon Road, A2108
San Ramon, CA 94583-2324

Information about *charitable and educational contributions* is available in the second half of the year on ChevronTexaco's Web site, www.chevrontexaco.com.

LEGAL NOTICE

As used in this report, the term "ChevronTexaco" and such terms as "the company," "the corporation," "our," "we" and "us" may refer to one or more of its consolidated subsidiaries or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

CORPORATE HEADQUARTERS

6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
925 842 1000

STOCKHOLDER AND INVESTOR INFORMATION

PRODUCED BY CHEVRONTEXACO PUBLIC & GOVERNMENT AFFAIRS AND COMPTROLLER'S DEPARTMENTS
DESIGN: SEQUEL STUDIO, NEW YORK   PRINTING: GEORGE RICE & SONS, LOS ANGELES

Recycled/Recyclable

ChevronTexaco

ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

www.chevrontexaco.com